UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2
TO
FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES UNDER SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

FLORIDIAN FINANCIAL GROUP, INC.

(Exact name of registrant as specified in its charter)

Florida	20-4539279

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

175 Timacuan Boulevard, Lake Mary, Florida	32746

(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (407) 321-9055

Copies to:

Gregory K. Bader, Esq.
David C. Scileppi, Esq.
Gunster, Yoakley & Stewart, P.A.
450 East Las Olas Boulevard, Suite 1400
Fort Lauderdale, FL 33301
(954) 713-6407

Securities to be registered under Section 12(b) of the Act: Not Applicable

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $5.00 per share

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☒

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TABLE OF CONTENTS
(continued)

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

          The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This Registration Statement contains “forward-looking statements.” These forward-looking statements include, among others, statements about our beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “target,” “goal,” and similar expressions are intended to identify forward-looking statements.

          All forward-looking statements, by their nature, are subject to risks and uncertainties. Our actual future results may differ materially from those set forth in the forward-looking statements. Our ability to achieve our financial objectives could be adversely affected by the factors discussed in detail in the section captioned “Risk Factors” as well as the following factors:

▪	the strength of the United States economy in general and the strength of the local economies in which we conduct operations;

▪	the loss of our key personnel;

▪	the accuracy of our financial statement estimates and assumptions, including our allowance for loan losses;

▪	our need and our ability to incur additional debt or equity financing;

▪	our ability to execute our growth strategy through expansion;

▪	inflation, interest rate, market and monetary fluctuations;

▪	the effects of our lack of a diversified loan portfolio, including the risk of geographic concentration;

▪	the frequency and magnitude of foreclosure of our loans;

▪	effect of changes in the stock market and other capital markets;

▪	legislative or regulatory changes;

▪	the effects of harsh weather conditions, including hurricanes;

▪	our ability to comply with the extensive laws and regulations to which we are subject;

▪	changes in the securities and real estate markets;

▪	increased competition and its effect on pricing;

▪	technological changes;

▪	changes in monetary and fiscal policies of the U.S. Government;

▪	the effects of security breaches and computer viruses that may affect our computer systems;

▪	changes in consumer spending and saving habits;

▪	changes in accounting principles, policies, practices or guidelines;

▪	effect of government’s action to the financial market crisis, including the possible nationalization of certain financial institutions;

▪	anti-takeover provisions under Federal and state law as well as our Articles of Incorporation and our bylaws; and

▪	our ability to manage the risks involved in the foregoing.

          However, other factors besides those listed above and in the section captioned “Risk Factors” or discussed elsewhere in this Registration Statement also could adversely affect our results, and you should not consider any such list of factors to be a complete set of all potential risks or uncertainties. These forward-looking statements are not guarantees of future performance, but reflect the present expectations of future events by our management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Any forward-looking statements made by us speak only as of the date they are made. We do not undertake to update any forward-looking statement, except as required by applicable law.

ITEM 1. DESCRIPTION OF BUSINESS

General.

          We are a multi-bank holding company under the Bank Holding Company Act of 1956, as amended, headquartered in Lake Mary, Florida, a community situated between Orlando and Daytona Beach, Florida. We were incorporated on September 8, 2005 as the bank holding company of Floridian Bank, a Florida chartered commercial bank. Both Floridian Bank and the Company commenced operations on March 20, 2006. Since 2006, we have grown rapidly. As of March 31, 2008, our second year anniversary, Floridian Bank had grown to approximately $86 million in assets, including approximately $61 million in net loans, and approximately $70 million in deposits.

          On March 31, 2008, we closed a merger transaction in which Orange Bank of Florida, a Florida chartered commercial bank, became a wholly-owned subsidiary of the Company. The transaction was treated as a merger of equals where each shareholder of Orange Bank received 1.04 shares of the Company’s common stock. At the time of the merger, Orange Bank had approximately $196 million in assets, including approximately $120 million in net loans, and approximately $176 million in deposits.

          Both Floridian Bank and Orange Bank are full service commercial banks, providing a wide range of business and consumer financial services in our target marketplace, which is comprised primarily of Orange, Seminole, Citrus, Lake, Flagler, and Volusia Counties in Florida. Floridian Bank is headquartered in Daytona Beach, Florida and Orange Bank of Florida is headquartered in Orlando, Florida. Collectively, our Banks operate 14 banking offices.

          The Banks’ deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to applicable limits. The operations of the Banks are subject to the supervision and regulation of the FDIC and the Florida Office of Financial Regulation. As a bank holding company, we are also subject to regulation by the Federal Reserve.

          Unless otherwise indicated, the terms “us”, “we”, “our”, and “the Company” refer to Floridian Financial Group, Inc., together with its consolidated subsidiaries. Unless the context otherwise indicates or requires, the term “Orange Bank” means our Florida chartered commercial banking subsidiary, Orange Bank of Florida, and the term “Floridian Bank” means our Florida chartered commercial banking subsidiary, Floridian Bank. Any references to the “Banks” refer to Orange Bank and Floridian Bank, collectively.

Business Strategy.

          Our business strategy is to operate as a profitable, diversified financial services company providing a variety of banking and other financial services, with an emphasis on commercial business loans to small and medium-sized businesses and consumer and residential mortgage lending. We emphasize comprehensive retail and business products and responsive, decentralized decision-making which reflects our knowledge of our local markets and customers. We offer a wide range of commercial and retail banking and financial services to businesses and individuals.

          To continue asset growth and profitability, our business strategy is targeted to:

▪	Capitalize on our personal relationship approach that we believe differentiates us from our larger competitors;

▪	Provide customers with access to our local executives who make key credit and other decisions;

▪	Pursue commercial lending opportunities with small to mid-sized businesses that are underserved by our larger competitors; and

▪	Cross-sell our products and services to our existing customers to leverage our relationships and enhance profitability.

Growth Strategy.

          Our growth strategy is to seek to affiliate with banks or bank holding companies situated in market areas along the east coast of Florida from St. Johns County to West Palm Beach, along the I-4 Corridor east from Daytona Beach to Tampa, and along the west coast of Florida from the Tampa MSA to Naples. Our “affiliate model” is not a traditional merger and acquisition strategy. Rather, we expect to affiliate with community banks that are looking to benefit from a holding company structure to achieve their growth goals. Although the affiliate bank becomes a subsidiary of ours, part of our strategy is to maintain the affiliate bank’s independence by keeping its existing directors and officers, as well as retaining the affiliate bank’s identity, while we provide centralized support to the affiliate bank. We expect that this strategy will permit us to grow while paying less than the book value multiple we would have had to pay in a traditional merger and acquisition strategy. Further, we expect that the consideration for any affiliate bank acquisition will be paid entirely in shares of our common stock, issued in either a registered public offering or pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended.

          We are targeting affiliate banks with acceptable asset quality with assets in the range of $100 to $400 million. In addition, the affiliate bank must have a compatible culture with us, including an emphasis on superior customer service, excellent employee morale and ethics, a focus on growth through relationship banking, and a goal of high performance supporting shareholder value.

Our Business.

          Historically, the Banks’ market areas have been served both by large banks headquartered out of state as well as a number of community banks offering a high level of personal attention, recognition and service. The large banks have generally applied a transactional business approach, based upon volume considerations, to the market while community banks have traditionally offered a more service relationship approach. Recent mergers and acquisitions have created an opportunity for the Banks. The Banks’ strategic focus is to exploit this opportunity by catering to the “displaced bank customer” in this marketplace.

          The Banks provide a range of consumer and commercial banking services to individuals, businesses and industries. The basic services offered by the Banks include: demand interest bearing and noninterest bearing accounts, money market deposit accounts, NOW accounts, time deposits, safe deposit services, business credit cards, debit cards, direct deposits, night depository, travelers’ checks, cashier’s checks, domestic collections, savings bonds, bank drafts, automated teller services, drive-in tellers, banking by mail and the full range of consumer loans, both collateralized and uncollateralized. In addition, the Banks make secured and unsecured commercial and real estate loans and issues stand-by letters of credit. The Banks provide automated teller machine (ATM) cards and are members of several ATM networks, which permit our customers to use the convenience of the Banks’ ATM networks and other ATMs throughout the world. The Banks do not have trust powers and, accordingly, no trust services are provided.

          The Banks’ target market is consumers, professionals, small businesses, real estate developers and commercial real estate investors. The small business customer (typically a commercial entity with sales of $10 million or less) has the opportunity to generate significant revenue for banks yet is generally underserved by large bank competitors. We believe that commercial customers generally can afford more profitability opportunities than the average retail customer.

          The Banks have actively pursued their targeted markets for deposits, particularly small businesses and professionals. Through the use of technology, we believe the Banks have been able to compete with the larger banks in our market area. Such technology includes remote deposit capture, online banking and bill payment, cash management sweep accounts, positive pay, ACH origination, and various other competitive services.

          The revenues of the Banks are primarily derived from interest on, and fees received in connection with, real estate and other loans, from interest and dividends from investment securities, service charge income generated from demand accounts, gain on sale of residential loans, ATM fees, and other services. The principal sources of funds for the Banks’ lending activities are their deposits (primarily consumer deposits), loan repayments, and proceeds from investment securities. The principal expenses of the Banks are the interest paid on deposits, and operating and general administrative expenses. We do not believe our business to be cyclical or seasonal in nature.

          As is the case with banking institutions generally, the Banks’ operations are materially and significantly influenced by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies, including the Federal Reserve and the FDIC. Deposit flows and costs of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and other factors affecting local demand and availability of funds. The Banks face strong competition in the attraction of deposits (the primary source of lendable funds) and in the origination of loans. See “Competition.”

          In October 2008, we entered into a joint venture with FBC Mortgage, LLC, a licensed correspondent mortgage lender, located in Orlando, Florida. The joint venture, Floridian Financial Mortgage, facilitates the origination of jumbo, conventional and FHA residential mortgages selling most loans into the secondary market. The primary purpose of this operation is to supplement our sources of fee income provided by the Banks. We have a 49% interest in the joint venture.

Market Area.

          Our current primary market area consists of a six county area in Central Florida: Citrus, Flagler, Lake, Orange, Seminole, and Volusia counties.

          Floridian Bank.

          Floridian Bank’s primary service area is in Flagler and Volusia Counties. Floridian Bank has focused primarily on Volusia County, including Ormond Beach, Daytona Beach, and Port Orange. Based on our management’s experience, these areas have grown slower than most of Central Florida, and we have seen that the redevelopment efforts have been adversely affected by the economic slow down. Based on our management’s experience, Flagler County, particularly Palm Coast, has been a fast growing retirement community; however, over the past 12 months, we have seen this growth slow considerably. Floridian Bank has focused on the commercial and professional segment of the market, with the focus on the customer base associated with Florida Hospital and the adjacent Palm Coast Surgical Center.

          Orange Bank of Florida.

          Orange Bank competes primarily in a four county area: Orange, Seminole, Lake and Citrus. The majority of Orange Bank’s assets are located in Orange County, which, according to University of Florida’s Bureau of Economic and Business Research, has seen its population grow by over 200,000 people between 2000 and 2007. Based on data from the University of Florida’s Bureau of Economic and Business Research, Seminole and Lake Counties are also considered to be high growth population areas, and we believe Seminole to be a fairly affluent market. We have also focused on Citrus County, which management believes has a sizable retirement community.

Banking Services.

          Commercial Banking.

          The Banks focus their commercial loan originations on small and mid-sized business (generally up to $25 million in annual sales) and such loans are usually accompanied by significant related deposits. Commercial underwriting is driven by cash flow analysis supported by collateral analysis and review. Commercial loan products include commercial real estate construction and term loans; working capital loans and lines of credit; demand, term, and time loans; and equipment, inventory and accounts receivable financing. The Banks offer a range of cash management services and deposit products to commercial customers. Computerized banking is available to commercial customers.

          Retail Banking.

          The Banks’ retail banking activities emphasize consumer deposit and checking accounts. An extensive range of these services is offered by the Banks to meet the varied needs of their customers from young persons to senior citizens. In addition to traditional products and services, the Banks offer contemporary products and services, such as debit cards, Internet banking, and electronic bill payment services. Consumer loan products offered by the Banks include home equity lines of credit, second mortgages, new and used auto loans, new and used boat loans, overdraft protection, and unsecured personal credit lines.

          Mortgage Banking.

          The Banks’ mortgage banking business is structured to provide a source of fee income largely from the process of originating product for sale on the secondary market (primarily fixed rate loans), as well as the origination of primarily adjustable rate loans, which may be held in the Banks’ loan portfolio. Mortgage banking capabilities include conventional and nonconforming mortgage underwriting, and construction and permanent financing.

Lending Services.

          Loan Portfolio Composition.

          At December 31, 2008, the Banks’ loan portfolio totaled $289 million, representing approximately 74% of our total assets of $388 million.

          The composition of the Banks’ loan portfolio at December 31, 2008 is indicated below.

(Dollars in Thousands)	Amount	% of Total

Commercial	$50,962	17.6%
Commercial real estate	212,328	73.4
Residential real estate	9,157	3.2
Consumer loans	16,586	5.8

Total loans	$289,033	100.0%

Less: Allowance for loan losses	(6,051)
Less: Net deferred fees	(242)

Loans, Net	$282,740

          There were approximately $6 million in non-performing loans at December 31, 2008.

          Commercial Loans.

          At December 31, 2008, our commercial loan portfolio totaled $51 million. The Banks originate secured and unsecured loans for business purposes. Loans are made for acquisition, expansion, and working capital purposes and may be secured by real estate, accounts receivable, inventory, equipment or other assets. The financial condition and cash flow of commercial borrowers are closely monitored by the submission of corporate financial statements, personal financial statements and income tax returns. The frequency of submissions of required financial information depends on the size and complexity of the credit and the collateral that secures the loan. It is our general policy to obtain personal guarantees from the principals of commercial loan borrowers.

          Real Estate Mortgage Loans.

          At December 31, 2008, our real estate loan portfolio totaled $221.5 million. The Banks originate mortgage loans secured by commercial and residential real estate.

                    Commercial Real Estate.

          At December 31, 2008, our commercial real estate loan portfolio totaled $212.3 million, of which $22.5 million represents commercial real estate construction loans. Such loans are primarily secured by retail office buildings, speculative residential and multi-family construction projects, land, and general purpose business space. Although terms may vary, the Banks’ commercial mortgages generally are long term in nature, owner-occupied, and variable-rate loans. The Banks seek to reduce the risks associated with commercial mortgage lending by generally lending in their market area and obtaining periodic financial statements and tax returns from borrowers. Commercial real estate loans are generally originated in amounts up to 80% of the appraised value of the property securing the loan. Maximum loan to value limits are slightly lower for raw land and land development loans.

          For construction loans, we only lend to experienced local builders who have a successful track record with us or one of our competitors. If the construction loan is for a speculative residential or multi-family residential project, the construction must occur in our market area. Before becoming involved in discussions with a borrower for a commercial real estate loan, we physically inspect the property.

          Appraisals on properties securing commercial real estate loans originated by us are performed by an independent appraiser at the time the loan is made. In addition, our underwriting procedures generally require verification of the borrower’s credit history, income and financial condition, banking relationships, references and income projections for the property. We generally obtain personal guarantees for our commercial real estate loans.

                    Residential Real Estate Loans.

          At December 31, 2008, our residential real estate loan portfolio totaled $9.1 million. We typically do not lend on primary residences. Our residential real estate loans are mainly secured by first mortgages on investment properties.

          We embrace written, non-discriminatory underwriting standards for use in the underwriting and review of every loan considered. Each Bank’s board of directors reviews and approves these underwriting standards annually. Our underwriters obtain or review each loan application to determine the borrower’s ability to repay, and confirm the significant information through the use of credit reports, financial statements, employment and other verifications.

          When originating a real estate mortgage loan, we obtain a new appraisal of the property from an independent third party to determine the adequacy of the collateral, and the appraisal will be independently reviewed by our loan administrators. Borrowers are required to obtain casualty insurance and, if applicable, flood insurance in amounts at least equal to the outstanding loan balance or the maximum amount allowed by law.

          We require that a survey be conducted and title insurance be obtained, insuring the priority of our mortgage lien. The maximum loan to value limit for lending on residential real estate is 80% of the lesser of the acquisition cost or the estimate of fair market value.

          As of February 15, 2009, the Banks’ loan portfolios contain no adjustable rate, subprime, or option (“pick a payment”) mortgage loans.

                    Residential Real Estate Loans – Construction.

          Loans to individuals for the construction of their primary or secondary residences are secured by the property under construction. The loan to value ratio of construction loans is based on the lesser of the cost to construct or the appraised value of the completed home. The maximum loan to value for residential real estate loans – construction is 85%. Construction loans have a maturity of 12 months. These construction loans to individuals may be converted to permanent loans upon completion of construction.

          Other Installment and Consumer Loans.

          At December 31, 2008, our installment and consumer loan portfolio totaled $16.6 million. The Banks offer a variety of installment and consumer loans. These loans are typically secured by residential real estate or personal property, including automobiles and boats. Home equity loans (closed-end and lines of credit) are typically made up to 85% of the appraised value of the property securing the loan, in each case, less the amount of any existing liens on the property. Closed-end loans have terms of up to 15 years. Lines of credit have an original maturity of 10 years. The interest rates on closed-end home equity loans are fixed, while interest rates on home equity lines of credit are variable.

Credit Administration.

          The Banks’ lending activities are subject to written policies approved by the board of directors to ensure proper management of credit risk. Loans are subject to a defined credit process that includes credit evaluation of borrowers, risk-rating of credit, establishment of lending limits and application of lending procedures, including the holding of adequate collateral and the maintenance of compensating balances, as well as procedures for on-going identification and management of credit deterioration. Regular portfolio reviews are performed to identify potential underperforming credits, estimate loss exposure, and to ascertain compliance with the Banks’ policies. Management review consists of evaluation of the financial strengths of the borrower and the guarantor, the related collateral and the effects of economic conditions.

          The Banks generally do not make commercial or consumer loans outside their market area unless the borrower has an established relationship with one of our Banks and conducts its principal business operations within our market area. Consequently, the Banks and their borrowers are affected by the economic conditions prevailing in their market area.

          The Banks will purchase or sell participations in loans from time to time, typically on a nonrecourse basis, unless the Bank’s Board of Directors approves a recourse arrangement. Usually, participations are necessary when the loan in its entirety would exceed the selling bank’s legal lending limit or when booking the entire loan would cause the selling bank to exceed a pre-determined loan to deposit ratio or create a credit concentration in a particular type of loan. Sound underwriting justification, including an independent analysis of credit quality of the borrower, and evidence of proper loan documentation are required prior to the Banks committing to purchase a loan participation. The Banks maintain complete and current credit information on the borrower during the term of the loan.

Investment Activity.

          The primary objectives of our investment portfolio is to earn an acceptable rate of return through investments with a mixture of maturities and compositions, meet liquidity requirements, and mitigate interest rate sensitivity. We attempt to accomplish this by matching, to the greatest extent possible, the maturity of assets with liabilities. We attempt to maintain an average maturity of securities of less than 15 years.

          We invest primarily in U.S. Treasury and agency obligations guaranteed as to principal and interest. We enter into federal funds transactions with our principal correspondent banks directly or as an agent.

Competition.

          We operate in a highly competitive environment competing for deposits and loans with commercial banks, thrifts and other financial institutions, many of which have greater financial resources than us. Many large financial institutions compete for business in our service area. Certain of these institutions have significantly higher lending limits than we do and provide services to their customers which we do not offer.

          We believe we are able to compete favorably with our competitors because we provide responsive, personalized services through our knowledge and awareness of our service area, customers and business.

          The following table displays data provided by the FDIC regarding our competition in Citrus, Lake, Orange, Seminole, and Volusia counties (our primary market area), as of June 30, 2008, the latest date for which data was available:

County	Number of Insured Financial Institutions	Number of Retail Branches	Banks’ Market Share

Citrus	14	49	1.37%
Flagler	13	23	0.55%
Lake	24	107	0.01%
Orange	40	298	0.58%
Seminole	34	147	0.93%
Volusia	28	165	0.86%

          Interest rates, both on loans and deposits, and prices of fee-based services are significant competitive factors among financial institutions generally. Other important competitive factors include office location, office hours, the quality of customer service, community reputation, continuity of personnel and services, and, in the case of larger commercial customers, relative lending limits and the ability to offer sophisticated cash management and other commercial banking services. Many of our larger competitors have greater resources, broader geographic markets, more extensive branch networks, and higher lending limits than we do. They also can offer more products and services and can better afford and make more effective use of media advertising, support services and electronic technology than we can.

          Our largest competitors in the market include: Bank of America, Wells Fargo, SunTrust, Colonial Bank, Regions Financial, M&I Bank, RBC Bank, and PNC, and these institutions capture the majority of the deposits. Our significant community bank competitors include: Old Southern Bank, Florida Bank of Commerce, First Commercial Bank, Florida Capital Bank, East Coast Bank, and Gateway Bank of Florida. We believe that community banks can compete successfully by providing personalized service and making timely, local decisions and thus draw business away from larger institutions in the market. We also believe that further consolidation in the banking industry is likely to create additional opportunities for community banks to capture deposits from affected customers who may become dissatisfied as their financial institutions grow larger. In addition, we believe that the continued growth of our banking markets affords us an opportunity to capture new deposits from new residents.

Marketing and Distribution.

          In order to market our deposit and loan products, we rely heavily on word of mouth and direct customer contact calling efforts. In addition, our Board of Directors and management team realize the importance of forging partnerships within the community as a method of expanding our customer base and serving the needs of our community. In this regard, we are an active participant in various community activities and organizations. Participation in such events and organizations allows management to determine what additional products and services are needed in our community as well as assisting in our efforts to determine credit needs in accordance with the Community Reinvestment Act.

          In addition to our direct contact marketing methods, we use limited local print advertising, product brochures, and direct mail to build our customer base.

Employees.

          As of December 31, 2008, we employed 104 full-time employees and six part-time employees. The employees are not represented by a collective bargaining unit. We consider relations with our employees to be good.

Regulatory Considerations.

          We must comply with state and federal banking laws and regulations that control virtually all aspects of our operations. These laws and regulations generally aim to protect our depositors, not our shareholders or our creditors. Any changes in applicable laws or regulations may materially affect our business and prospects. Such legislative or regulatory changes may also affect our operations. The following description summarizes some of the laws and regulations to which the Banks and we are subject. References to applicable statutes and regulations are brief summaries, do not purport to be complete, and are qualified in their entirety by reference to such statutes and regulations.

          The Company.

          We are registered with the Board of Governors of the Federal Reserve System as a multi-bank holding company under the Bank Holding Company Act of 1956 or BHCA. As a result, we are subject to supervisory regulation and examination by the Federal Reserve. The Gramm-Leach-Bliley Act, the BHCA, and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

                    Recent Legislative and Regulatory Initiatives to Address Financial and Economic Crises.

          As we discuss in detail in the Management’s Discussion and Analysis section of this Registration Statement on Form 10, the global and U.S. economies are experiencing significantly reduced business activity as a result of, among other factors, disruptions in the financial system in the past year. To combat the current severe recession, the federal government and the Federal Reserve have been extremely active in setting monetary policy, sometimes through the use of extraordinary techniques that previously have had limited use. For example, the U.S. government has passed the Emergency Economic Stabilization Act (“EESA”), which provides the Treasury Department the ability to purchase or insure troubled assets held by financial institutions and their holding companies in a troubled asset relief program (“TARP”) and to purchase debt or equity securities from participating financial institutions (“TARP Capital Purchase Program”). Other extraordinary measures taken by U.S. governmental agencies include the establishment by the FDIC of the Temporary Liquidity Guarantee Program (“TLGP”). The TLGP includes the Transaction Account Guarantee Program (“TAGP”), which provides unlimited deposit insurance coverage through December 31, 2009 for noninterest-bearing transaction accounts (typically business checking accounts) and certain funds swept into noninterest-bearing savings accounts. Institutions participating in the TAGP pay a 10 basis points fee (annualized) on the balance of each covered account in excess of $250,000, while the extra deposit insurance is in place. The TLGP also includes the Debt Guarantee Program (“DGP”), under which the FDIC guarantees certain senior unsecured debt of FDIC-insured institutions and their holding companies.

          As these governmental programs have been announced, we have reviewed the programs to determine whether we should participate. At this time, we believe we have sufficient capital to achieve our business plan, and therefore, have not opted to participate in TARP or the TARP Capital Purchase Program. We have, however, elected to participate in the TAGP, but not the DGP. Please see the discussion below under the heading “The Banks- Insurance of Accounts and Other Assessments.”

                    Permitted Activities.

          In 1999, the Gramm-Leach-Bliley Act was enacted, which amended the BHCA by: (i) allowing bank holding companies that qualify as “financial holding companies” to engage in a broad range of financial and related activities; (ii) allowing insurers and other financial service companies to acquire banks; (iii)

removing restrictions that applied to bank holding company ownership of securities firms and mutual fund advisory companies; and (iv) establishing the overall regulatory scheme applicable to bank holding companies that also engage in insurance and securities operations. The general effect of the law was to establish a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms, and other financial service providers. Activities that are financial in nature are broadly defined to include not only banking, insurance, and securities activities, but also merchant banking and additional activities that the Federal Reserve, in consultation with the Secretary of the Treasury, determines to be financial in nature, incidental to such financial activities, or complementary activities that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

          In contrast to financial holding companies, bank holding companies are limited to managing or controlling banks, furnishing services to or performing services for its subsidiaries, and engaging in other activities that the Federal Reserve determines by regulation or order to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. As a bank holding company, these restrictions apply to us. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public that outweigh possible adverse effects. Possible benefits include greater convenience, increased competition, and gains in efficiency. Possible adverse effects include undue concentration of resources, decreased or unfair competition, conflicts of interest, and unsound banking practices. Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any activity or to terminate ownership or control of any subsidiary when the Federal Reserve has reasonable cause to believe that a serious risk to the financial safety, soundness or stability of any bank subsidiary of that bank holding company may result from such an activity.

                    Changes in Control.

          Subject to certain exceptions, the BHCA and the Change in Bank Control Act, together with the applicable regulations, require Federal Reserve approval (or, depending on the circumstances, no notice of disapproval) prior to any person or company acquiring “control” of a bank or bank holding company. A conclusive presumption of control exists if an individual or company acquires the power, directly or indirectly, to direct the management or policies of an insured depository institution or to vote 25% or more of any class of voting securities of any insured depository institution. A rebuttable presumption of control exists if a person or company acquires 10% or more but less than 25% of any class of voting securities of an insured depository institution and either the institution has registered securities under Section 12 of the Securities Exchange Act of 1934 (or as we will refer to as the Exchange Act), or no other person will own a greater percentage of that class of voting securities immediately after the acquisition.

          As a bank holding company, we are required to obtain prior approval from the Federal Reserve before (i) acquiring all or substantially all of the assets of a bank or bank holding company, (ii) acquiring direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank or bank holding company (unless we own a majority of that bank’s voting shares), or (iii) merging or consolidating with any other bank or bank holding company. In determining whether to approve a proposed bank acquisition, federal bank regulators will consider, among other factors, the effect of the acquisition on competition, the public benefits expected to be received from the acquisition, the projected capital ratios and levels on a post-acquisition basis, and the acquiring institution’s record of addressing the credit needs of the communities it serves, including the needs of low and moderate income neighborhoods, consistent with the safe and sound operation of the bank, under the Community Reinvestment Act of 1977.

          Under Florida law, a person or entity proposing to directly or indirectly acquire control of a Florida bank must first obtain permission from the Florida Office of Financial Regulation. Florida statutes define “control” as either (a) indirectly or directly owning, controlling or having power to vote 25% or more of the voting securities of a bank; (b) controlling the election of a majority of directors of a bank; (c) owning, controlling, or having power to vote 10% or more of the voting securities as well as directly or indirectly exercising a controlling influence over management or policies of a bank; or (d) as determined by the Florida Office of Financial Regulation. These requirements affect us because the Banks are chartered under Florida law and changes in control of us are indirect changes in control of the Banks.

                    Tying.

          Bank holding companies and their affiliates are prohibited from tying the provision of certain services, such as extending credit, to other services or products offered by the holding company or its affiliates, such as deposit products.

                    Capital; Dividends; Source of Strength.

          The Federal Reserve imposes certain capital requirements on bank holding companies under the BHCA, including a minimum leverage ratio and a minimum ratio of “qualifying” capital to risk-weighted assets. These requirements are described below under “Capital Regulations.” Subject to its capital requirements and certain other restrictions, we are able to borrow money to make a capital contribution to the Banks, and such loans may be repaid from dividends paid from the Banks to us.

          The ability of the Banks to pay dividends, however, is subject to regulatory restrictions that are described below under “Dividends.” We are also able to raise capital for contributions to the Banks by issuing securities without having to receive regulatory approval, subject to compliance with federal and state securities laws.

          In accordance with Federal Reserve policy, we are expected to act as a source of financial strength to the Banks and to commit resources to support the Banks in circumstances in which we might not otherwise do so. In furtherance of this policy, the Federal Reserve may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve’s determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiary if the agency determines that divestiture may aid the depository institution’s financial condition.

          The Banks.

          The Banks are banking institutions that are chartered by and headquartered in the State of Florida, and they are subject to supervision and regulation by the Florida Office of Financial Regulation and the FDIC, and are subject to other laws and regulations applicable to banks. The Florida Office of Financial Regulation and the FDIC supervise and regulate all areas of the Banks’ operations including, without limitation, the making of loans, the issuance of securities, the conduct of the Banks’ corporate affairs, the satisfaction of capital adequacy requirements, the payment of dividends, and the establishment or closing of branches.

          As state chartered banking institutions in the State of Florida, the Banks are empowered by statute, subject to the limitations contained in those statutes, to take and pay interest on savings and time deposits, to accept demand deposits, to make loans on residential and other real estate, to make consumer and commercial loans, to invest, with certain limitations, in equity securities and in debt obligations of banks and corporations and to provide various other banking services on behalf of the Banks’ customers. Various consumer laws and regulations also affect the operations of the Banks, including state usury laws, laws relating to fiduciaries, consumer credit and equal credit opportunity laws, and fair credit reporting. In addition, the Federal Deposit Insurance Corporation Improvement Act of 1991 prohibits insured state chartered institutions from conducting activities as principal that are not permitted for national banks. A bank, however, may engage in an otherwise prohibited activity if it meets its minimum capital requirements and the FDIC determines that the activity does not present a significant risk to the Deposit Insurance Fund (“DIF”).

                    Reserves.

          The Federal Reserve requires all depository institutions to maintain reserves against some transaction accounts (primarily NOW and Super NOW checking accounts). The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements. An institution may borrow from the Federal Reserve Bank “discount window” as a secondary source of funds, provided that the institution meets the Federal Reserve Bank’s credit standards.

                    Dividends.

          The Banks are subject to legal limitations on the frequency and amount of dividends that can be paid to us. The FDIC may restrict the ability of bank to pay dividends if those payments would constitute an unsafe or unsound banking practice. These regulations and restrictions may limit our ability to obtain funds from the Banks for our cash needs, including funds for acquisitions and the payment of dividends, interest, and operating expenses.

          In addition, Florida law also places certain restrictions on the declaration of dividends from state chartered banks to their holding companies. Pursuant to the Florida Financial Institutions Code, the board of directors of state chartered banks, after charging off bad debts, depreciation and other worthless assets, if any, and making provisions for reasonably anticipated future losses on loans and other assets, may quarterly, semi-annually or annually each declare a dividend of up to the aggregate net profits of that period combined with the bank’s retained net profits for the preceding two years and, with the approval of the Florida Office of Financial Regulation, declare a dividend from retained net profits which accrued prior to the preceding two years. Before declaring any dividends, 20% of the net profits for the preceding period as is covered by the dividend must be transferred to the surplus fund of the bank until this fund becomes equal to the amount of the bank’s common stock then issued and outstanding. The bank may not declare any dividend if (i) its net income from the current year combined with the retained net income for the preceding two years is a loss or (ii) the payment of a dividend would cause the capital account of the bank to fall below the minimum amount required by law, regulation, order or any written agreement with the Florida Office of Financial Regulation or a federal regulatory agency.

                    Insurance of Accounts and Other Assessments.

          The FDIC merged the Bank Insurance Fund and the Savings Association Insurance Fund to form the DIF on March 31, 2006. The Banks pay their deposit insurance assessments to the DIF, which insures the Banks’ deposit accounts.

          On October 3, 2008, the Emergency Economic Stabilization Act of 2008 was enacted, which temporarily raises the basic limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor. The legislation provides that the basic deposit insurance limit will return to $100,000 after December 31, 2009. This increase in coverage does not in itself increase our DIF assessment.

          In addition, on November 26, 2008 the FDIC issued a final rule under TAGP, pursuant to which the deposit insurance coverage limits for all non-interest bearing transaction deposit accounts, including all personal and business checking deposit accounts that do not earn interest, lawyer trust accounts where interest does not accrue to the account owner (IOLTA), and NOW accounts with interest rates no higher than 0.50%. Thus, all money in these accounts is fully insured by the FDIC regardless of dollar amount. This second increase to coverage is in effect through December 31, 2009. The cost to us for participating in this expanded deposit insurance coverage program is a 10-basis point surcharge to our current insurance assessment rate with respect to the portions of the TAGP covered deposit accounts not otherwise covered by the existing deposit insurance limit of $250,000. Both Banks are participating in TAGP.

          Effective January 1, 2007, the FDIC established a risk-based assessment system for determining the deposit insurance assessments to be paid by insured depository institutions. Under the current assessment system, the FDIC assigns an institution to one of four risk categories, with the first category having two sub-categories based on the institution’s most recent supervisory and capital evaluations, designed to measure risk. Assessment rates currently range from 0.12% of deposits for an institution in the highest sub-category of the highest category to 0.50% of deposits for an institution in the lowest category. Beginning with the second quarter of 2009, the FDIC has announced it will make changes to the deposit insurance assessment system to require riskier institutions to pay a larger share of the DIF assessment. The FDIC has announced that the new assessment rates will range from 0.08% to 0.775%. Any changes to our DIF assessment rate will impact our earnings.

          In addition, all FDIC insured institutions are required to pay assessments to the FDIC at an annual rate of approximately one basis point (the rate is adjusted quarterly) of insured deposits to fund interest payments on bonds issued by the Financing Corporation, an agency of the federal government established to recapitalize the predecessor to the Savings Association Insurance Fund. These assessments will continue until the Financing Corporation bonds mature in 2017 through 2019.

                    Transactions With Affiliates.

          Pursuant to Sections 23A and 23B of the Federal Reserve Act and Regulation W, the authority of the Banks to engage in transactions with related parties or “affiliates” or to make loans to insiders is limited. Loan transactions with an “affiliate” generally must be collateralized and certain transactions between the Banks and their “affiliates”, including the sale of assets, the payment of money or the provision of services, must be on terms and conditions that are substantially the same, or at least as favorable to the Bank, as those prevailing for comparable nonaffiliated transactions. In addition, the Banks generally may not purchase securities issued or underwritten by affiliates.

          Loans to executive officers, directors or to any person who directly or indirectly, or acting through or in concert with one or more persons, owns, controls or has the power to vote more than 10% of any class of voting securities of a bank, which we refer to as 10% Shareholders, or to any political or campaign committee the funds or services of which will benefit those executive officers, directors, or 10% Shareholders or which is controlled by those executive officers, directors or 10% Shareholders, are subject to Sections 22(g) and 22(h) of the Federal Reserve Act and its corresponding regulations (Regulation O) and Section 13(k) of the Exchange Act relating to the prohibition on personal loans to executives which exempts financial institutions in compliance with the insider lending restrictions of Section 22(h) of the Federal Reserve Act. Among other things, these loans must be made on terms substantially the same as those prevailing on transactions made to unaffiliated individuals and certain extensions of credit to those persons must first be approved in advance by a disinterested majority of the entire Board of Directors. Section 22(h) of the Federal Reserve Act prohibits loans to any of these individuals where the aggregate amount exceeds an amount equal to 15% of an institution’s unimpaired capital and surplus plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral, or when the aggregate amount on all of the extensions of credit outstanding to all of these persons would exceed the Bank’s unimpaired capital and unimpaired surplus. Section 22(g) identifies limited circumstances in which the Banks are permitted to extend credit to executive officers.

                    Community Reinvestment Act.

          The Community Reinvestment Act and its corresponding regulations are intended to encourage banks to help meet the credit needs of their service area, including low and moderate income neighborhoods, consistent with the safe and sound operations of the banks. These regulations provide for regulatory assessment of a bank’s record in meeting the needs of its service area. Federal banking agencies are required to make public a rating of a bank’s performance under the Community Reinvestment Act. The FDIC considers a bank’s Community Reinvestment Act rating when the bank submits an application to establish branches, merge, or acquire the assets and assume the liabilities of another bank. In the case of a bank holding company, the Community Reinvestment Act performance record of all banks involved in the merger or acquisition are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or to merge with any other bank holding company. An unsatisfactory record can substantially delay or block the transaction.

                    Capital Regulations.

          The federal banking regulators, including the FDIC, have adopted risk-based, capital adequacy guidelines for bank holding companies and their subsidiary state-chartered banks. The risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and financial holding companies, to account for off-balance sheet exposure, to minimize disincentives for holding liquid assets and to achieve greater consistency in evaluating the capital adequacy of major banks throughout the world. Under these guidelines, assets and off-balance sheet items are assigned to broad risk categories each with designated weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

          The current guidelines require all financial holding companies and federally regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier I Capital. Tier I Capital, which includes common shareholders’ equity, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock and trust preferred securities, less certain goodwill items and other intangible assets, is required to equal at least 4% of risk-weighted assets. The remainder (“Tier II Capital”) may consist of (i) an allowance for loan losses of up to 1.25% of risk-weighted assets, (ii) excess of qualifying perpetual preferred stock, (iii) hybrid capital instruments, (iv) perpetual debt, (v) mandatory convertible securities, and (vi) subordinated debt and intermediate-term preferred stock up to 50% of Tier I Capital. Total capital is the sum of Tier I and Tier II Capital less reciprocal holdings of other banking organizations’ capital instruments, investments in unconsolidated subsidiaries and any other deductions as determined by the appropriate regulator (determined on a case-by-case basis or as a matter of policy after formal rule making).

          In computing total risk-weighted assets, bank holding company assets are given risk-weights of 0%, 20%, 50% and 100%. In addition, certain off-balance sheet items are given similar credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight will apply. Most loans will be assigned to the 100% risk category, except for performing first mortgage loans fully secured by 1- to 4-family and certain multi-family residential property, which carry a 50% risk rating. Most investment securities (including, primarily, general obligation claims on states or other political subdivisions of the United States) will be assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weight, and direct obligations of the U.S. Treasury or obligations backed by the full faith and credit of the U.S. Government, which have a 0% risk-weight. In covering off-balance sheet items, direct credit substitutes, including general guarantees and standby letters of credit backing financial obligations, are given a 100% conversion factor. Transaction-related contingencies, such as bid bonds, standby letters of credit backing non-financial obligations, and undrawn commitments (including commercial credit lines with an initial maturity of more than one year), have a 50% conversion factor. Short-term commercial letters of credit are converted at 20% and certain short-term unconditionally cancelable commitments have a 0% factor.

          The federal bank regulatory authorities have also adopted regulations that supplement the risk-based guideline. These regulations generally require banks and financial holding companies to maintain a minimum level of Tier I Capital to total assets less goodwill of 4% (the “leverage ratio”). The FDIC permits a bank to maintain a minimum 3% leverage ratio if the bank achieves a 1 rating under the CAMELS rating system in its most recent examination, as long as the bank is not experiencing or anticipating significant growth. The CAMELS rating is a non-public system used by bank regulators to rate the strength and weaknesses of financial institutions. The CAMELS rating is comprised of six categories: capital adequacy, asset quality, management, earnings, liquidity, and sensitivity to market risk.

          Banking organizations experiencing or anticipating significant growth, as well as those organizations which do not satisfy the criteria described above, will be required to maintain a minimum leverage ratio ranging generally from 4% to 5%. The bank regulators also continue to consider a “tangible Tier I leverage ratio” in evaluating proposals for expansion or new activities. The tangible Tier I leverage ratio is the ratio of a banking organization’s Tier I Capital, less deductions for intangibles otherwise includable in Tier I Capital, to total tangible assets.

          Federal laws and regulations establish a capital-based regulatory scheme designed to promote early intervention for troubled banks and require the FDIC to choose the least expensive resolution of bank failures. The capital-based regulatory framework contains five categories of compliance with regulatory capital requirements, including “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” To qualify as a “well-capitalized” institution, a bank must have a leverage ratio of no less than 5%, a Tier I risk-based ratio of no less than 6%, and a total risk-based capital ratio of no less than 10%, and the bank must not be under any order or directive from the appropriate regulatory agency to meet and maintain a specific capital level. Generally, a financial institution must be “well capitalized” before the Federal Reserve will approve an application by a bank holding company to acquire or merge with a bank or bank holding company. Further, de novo banks, which are generally newly formed banks for their first three years of existence, are typically required by Federal regulators to commit to maintain a Tier I risk-based ratio of no less than 8%.

          Under the regulations, the applicable agency can treat an institution as if it were in the next lower category if the agency determines (after notice and an opportunity for hearing) that the institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice. The degree of regulatory scrutiny of a financial institution will increase, and the permissible activities of the institution will decrease, as it moves downward through the capital categories. Institutions that fall into one of the three undercapitalized categories may be required to (i) submit a capital restoration plan; (ii) raise additional capital; (iii) restrict their growth, deposit interest rates, and other activities; (iv) improve their management; (v) eliminate management fees; or (vi) divest themselves of all or a part of their operations. Bank holding companies controlling financial institutions can be called upon to boost the institutions’ capital and to partially guarantee the institutions’ performance under their capital restoration plans.

          It should be noted that the minimum ratios referred to above are merely guidelines and the bank regulators possess the discretionary authority to require higher ratios.

                    Basel II Capital Standards.

          We may decide to adopt certain new capital and other regulatory requirements proposed by the Basel Committee on Banking Supervision. The federal banking regulators have implemented new risk-based capital requirements in the United States. These new requirements, which are often referred to as the Basel II Accord, modify the capital charge applicable to credit risk and incorporate a capital charge for operational risk. The Basel II Accord also places greater reliance on market discipline than previous standards. The Basel II standards will be mandatory only with respect to banking organizations with total banking assets of $250 billion or more or total on-balance-sheet foreign exposure of $10 billion or more. We will continue to closely monitor developments on these matters and assess their impact on us.

                    Interstate Banking and Branching.

          The BHCA was amended by the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the “Interstate Banking Act”). The Interstate Banking Act provides that adequately capitalized and managed financial and bank holding companies are permitted to acquire banks in any state.

          State laws prohibiting interstate banking or discriminating against out-of-state banks are preempted. States are not permitted to enact laws opting out of this provision; however, states are allowed to adopt a minimum age restriction requiring that target banks located within the state be in existence for a period of years, up to a maximum of five years, before a bank may be subject to the Interstate Banking Act. The Interstate Banking Act establishes deposit caps which prohibit acquisitions that result in the acquiring company controlling 30% or more of the deposits of insured banks and thrift institutions held in the state in which the target maintains a branch or 10% or more of the deposits nationwide. States have the authority to waive the 30% deposit cap. State-level deposit caps are not preempted as long as they do not discriminate against out-of-state companies, and the federal deposit caps apply only to initial entry acquisitions.

          The Interstate Banking Act also provides that adequately capitalized and managed banks are able to engage in interstate branching by merging with banks in different states. Unlike the interstate banking provision discussed above, states were permitted to opt out of the application of the interstate merger provision by enacting specific legislation.

          Florida responded to the enactment of the Interstate Banking Act by enacting the Florida Interstate Branching Act (the “Florida Branching Act”). The purpose of the Florida Branching Act was to permit interstate branching through merger transactions under the Interstate Banking Act. Under the Florida Branching Act, with the prior approval of the Florida Office of Financial Regulation, a Florida bank may establish, maintain and operate one or more branches in a state other than the State of Florida pursuant to a merger transaction in which the Florida bank is the resulting bank. In addition, the Florida Branching Act provides that one or more Florida banks may enter into a merger transaction with one or more out-of-state banks, and an out-of-state bank resulting from this transaction may maintain and operate the branches of the Florida bank that participated in this merger. An out-of-state bank, however, is not permitted to acquire a Florida bank in a merger transaction unless the Florida bank has been in existence and continuously operated for more than three years.

                    Bank Secrecy Act/ Anti-Money Laundering.

          The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA PATRIOT Act”) was enacted in response to the terrorist attacks occurring on September 11, 2001. The USA PATRIOT Act is intended to strengthen the U.S. law enforcement and intelligence communities’ ability to work together to combat terrorism. Title III of the

USA PATRIOT Act, the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, amended the Bank Secrecy Act and adopted additional provisions that increased the obligations of financial institutions, including the Banks, to file reports and maintain records, to identify their customers, watch for and report upon suspicious transactions, respond to requests for information by federal banking and law enforcement agencies, and share information with other financial institutions. In addition, the collected customer identification information must be verified within a reasonable time after a new account is opened through documentary or non-documentary methods.

          In 2007, the FDIC and the other federal financial regulatory agencies issued an interagency policy on the application of section 8(s) of the Federal Deposit Insurance Act. This provision generally requires each federal banking agency to issue an order to cease and desist when a bank is in violation of the requirement to establish and maintain a Bank Secrecy Act/anti-money laundering (BSA/AML) compliance program, or, in the alternative, the Banks fail to correct a deficiency which has been previously cited by the federal banking agency with respect to the Banks’ BSA/AML compliance program. The policy statement provides that, in addition to the circumstances where the agencies will issue a cease and desist order in compliance with section 8(s), they may take other actions as appropriate for other types of BSA/AML program concerns or for violations of other BSA requirements. The policy statement also does not address the independent authority of the U.S. Department of the Treasury’s Financial Crimes Enforcement Network to take enforcement action for violations of the BSA.

                    Privacy.

          Under the Gramm-Leach-Bliley Act, federal banking regulators adopted rules limiting the ability of banks and other financial institutions to disclose nonpublic information about consumers to nonaffiliated third parties. The rules require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to nonaffiliated third parties.

                    Fair and Accurate Credit Transaction Act of 2003.

          The Fair and Accurate Credit Transaction Act of 2003, which amended the Fair Credit Reporting Act, enhances consumers’ ability to combat identity theft, increases the accuracy of consumer reports, allows consumers to exercise greater control over the type and amount of marketing solicitations they receive, restricts the use and disclosure of sensitive medical information, and establishes uniform national standards in the regulation of consumer reporting.

          In 2007, the Federal Reserve and the other federal financial regulatory agencies together with the U.S. Department of the Treasury and the Federal Trade Commission issued final regulations (Red Flag Regulations) enacting Sections 114 and 315 of the Fair and Accurate Credit Transaction Act of 2003. The Red Flag Regulations required the Banks to have identity theft policies and programs in place by no later than November 1, 2008. The Red Flag Regulations require the Banks to develop and implement an identity theft protection program for combating identity theft in connection with new and existing consumer accounts and other accounts for which there is a reasonably foreseeable risk of identity theft.

                    Consumer Laws and Regulations.

          The Banks are also subject to other federal and state consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth below is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, Check Clearing for the 21st Century Act, the Fair Credit Reporting Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Home Mortgage Disclosure Act, and the Real Estate Settlement Procedures Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to customers. The Banks must comply with the applicable provisions of these consumer protection laws and regulations as part of their ongoing customer relations.

          Future Legislative Developments.

          Various legislative acts are from time to time introduced in Congress and the Florida legislature. This legislation may change banking statutes and the environment in which we and the Banks operate in substantial and unpredictable ways. We cannot determine the ultimate effect that potential legislation, if enacted, or implementing regulations with respect thereto, would have upon our financial condition or results of operations or that of the Banks.

          Effect of Governmental Monetary Policies.

          The commercial banking business in which the Banks engage is affected not only by general economic conditions, but also by the monetary policies of the Federal Reserve. Changes in the discount rate on member bank borrowing, availability of borrowing at the “discount window,” open market operations, the imposition of changes in reserve requirements against member banks’ deposits and assets of foreign branches and the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates are some of the instruments of monetary policy available to the Federal Reserve. These monetary policies are used in varying combinations to influence overall growth and distributions of bank loans, investments and deposits, and this use may affect interest rates charged on loans or paid on deposits. The monetary policies of the Federal Reserve have had a significant effect on the operating results of commercial banks and are expected to do so in the future. The monetary policies of the Federal Reserve are influenced by various factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and in the fiscal policies of the U.S. Government. Future monetary policies and the effect of such policies on the future business and earnings of the Banks cannot be predicted.

          Since December 2008, the Federal Reserve has adopted a zero interest rate policy to help combat the severe economic downturn in the United States and growing deflationary pressure. For banks, one of the most significant downsides with a zero interest rate policy is that it causes the yield curve to flatten (i.e. there is little difference between short and long term interest rates). Because banks make money by lending long term and borrowing short term funds, the narrowing of this gap narrows profit margins.

          Income Taxes.

          We are subject to income taxes at the federal level and subject to state taxation in Florida. We file consolidated federal and state tax returns with a fiscal year ending on December 31.

ITEM 1A.	RISK FACTORS

          An investment in our shares involves a high degree of risk. Before making an investment decision, you should carefully consider all of the risks described in this Registration Statement. If any of the risks discussed in this Registration Statement actually occur, or if additional risks and uncertainties not presently known to us or that we do not currently believe to be important to you, materialize, our business, results of operations or financial condition would likely suffer. If this were to happen, the price of our shares could decline significantly and you may lose all or part of your investment. The risk factors described below are not the only ones that may affect us. Our forward-looking statements in this Registration Statement are subject to the following risks and uncertainties. Our actual results could differ materially from those anticipated by our forward-looking statements as a result of the risk factors below. See “Cautionary Statement Regarding Forward-Looking Information.”

          Risks Related to our Business.

Difficult market conditions and economic trends have adversely affected our industry and our business and may lead to increased government regulation.

          Dramatic declines in the housing market, with decreasing home prices and increasing delinquencies and foreclosures, have negatively impacted the credit performance of mortgage and construction loans and resulted in significant write-downs of assets by many financial institutions. General downward economic trends, reduced availability of commercial credit and increasing unemployment have negatively impacted the credit performance of commercial and consumer credit, resulting in additional write-downs. Concerns over the stability of the financial markets and the economy have resulted in decreased lending by financial institutions to their customers and to each other. This market turmoil and tightening of credit has led to increased commercial and consumer deficiencies, lack of customer confidence, increased market volatility and widespread reduction in general business activity. Financial institutions have experienced decreased access to deposits and borrowings.

          The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets may adversely affect our business, financial condition, results of operations and stock price.

          Our ability to assess the creditworthiness of customers and to estimate the losses inherent in our credit exposure is made more complex by these difficult market and economic conditions. We also expect to face increased regulation and government oversight as a result of these downward trends. This increased government action may increase our costs and limit our ability to pursue certain business opportunities. We also may be required to pay even higher FDIC premiums than the recently increased level, because financial institution failures resulting from the depressed market conditions have depleted and may continue to deplete the deposit insurance fund and reduce its ratio of reserves to insured deposits.

          We do not believe these difficult conditions are likely to improve in the near future. A worsening of these conditions would likely exacerbate the adverse effects of these difficult economic conditions on us, our customers and the other financial institutions in our market. As a result, we may experience increases in foreclosures, delinquencies and customer bankruptcies, as well as more restricted access to funds.

Recent legislative and regulatory initiatives to address difficult market and economic conditions may not stabilize the U.S. banking system.

          The recently enacted EESA authorizes the United States Treasury to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies, under TARP. The purpose of TARP is to restore confidence and stability to the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other. We are currently well-capitalized, and therefore, we have no current plans to request TARP funds.

          The EESA followed, and has been followed by, numerous actions by the Board of Governors of the Federal Reserve System, the U.S. Congress, Treasury, the FDIC, the SEC and others to address the current liquidity and credit crisis that has followed the sub-prime meltdown that commenced in 2007. These measures include homeowner relief that encourage loan restructuring and modification; the establishment of significant liquidity and credit facilities for financial institutions and investment banks; the lowering of the federal funds rate; emergency action against short selling practices; a temporary guaranty program for money market funds; the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; and coordinated international efforts to address illiquidity and other weaknesses in the banking sector.

          In 2009, with the change in presidential administrations, additional changes have been announced, such as the creation of a Public-Private Investment Fund to purchase “toxic assets”, which are primarily mortgage-backed securities and nonperforming mortgage loans, from financial institutions. Further, a new capital injection plan has been unveiled accompanied with significantly more restrictions on the payment of executive compensation and dividends, and a prohibition on acquisitions. As of mid-February, many of the details have yet to be finalized on these new programs.

          The purpose of all of these legislative and regulatory actions is to stabilize the U.S. banking system. The EESA and the other regulatory initiatives described above may not have their desired effects. If the volatility in the markets continues and economic conditions fail to improve or worsen, our business, financial condition and results of operations could be materially and adversely affected.

Current levels of market volatility are unprecedented.

          The capital and credit markets have been experiencing volatility and disruption for more than a year. In recent months, the volatility and disruption has reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. If current levels of market disruption and volatility continue or worsen, our ability to access capital and our business, financial condition and results of operations may be adversely affected.

The loss of key personnel may adversely affect us.

          Our success is, and expected to remain, highly dependent on our senior management team. As a bank holding company of community banks, it is our management’s extensive knowledge of and relationships in the community that generate business for us. Successful execution of our growth strategy will continue to place significant demands on our management and the loss of any such person’s services may adversely affect our growth and profitability.

          Although we have entered into a restrictive covenant agreement and an employment agreement with Charlie W. Brinkley, Jr., Michael L. McClanahan, Thomas H. Dargan, Jr., and Keith A. Bulko, we may not be able to retain them or other key employees. The loss of such employees could adversely affect our ability to successfully conduct our business, which could have an adverse effect on our financial results and the value of our common stock.

Our prospects are dependent upon the validity and implementation of our business plan.

          Our future prospects will be dependent upon whether we realize the anticipated synergies and growth opportunities from successful execution of our business plan. Even if the business plan can be implemented successfully, this may not result in the realization of the expected benefits. Even if these benefits are achieved, they may not be achieved within the near term. Failure to manage growth effectively in the future could have an adverse effect on the business, future prospects, financial condition or results of operations and could adversely affect our ability to successfully implement our business strategy.

An inadequate allowance for loan losses would reduce our earnings.

          Our success depends to a significant extent upon the quality of our assets, particularly loans. In originating loans, there is a substantial likelihood that credit losses will be experienced. The risk of loss will vary with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for the loan. Management maintains an allowance for loan losses based on, among other things, anticipated experience, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectability of the loan portfolio and provides an allowance for probable loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectability is considered questionable.

          As of December 31, 2008, the Banks’ combined allowance for loan losses was $6.1 million, which represented approximately 2.10% of their total amount of loans. The Banks had a combined $6.0 million in non-performing loans as of December 31, 2008. The allowance may not prove sufficient to cover future loan losses. Although management uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to the Banks’ non-performing or performing loans. Accordingly, the allowance for loan losses may not be adequate to cover loan losses or significant increases to the allowance may be required in the future if economic conditions should worsen. Material additions to the Banks’ allowances for loan losses would adversely impact our net income and capital.

We may face risks with respect to future expansion.

          As a strategy, we have sought to increase the size of our operations by aggressively pursuing business development opportunities. We regularly explore opportunities to acquire financial institutions. Acquisitions and mergers involve a number of risks, including:

▪	the time and costs associated with identifying and evaluating potential acquisitions and merger partners;

▪	the ability to finance an acquisition and possible ownership and economic dilution to existing shareholders;

▪	diversion of management’s attention to the negotiation of a transaction, and the integration of the operations and personnel of the acquired institution;

▪	the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on results of operations; and

▪	the risk of loss of key employees and customers.

          We may incur substantial costs to expand, and such expansion may not result in the levels of profits we seek. Integration efforts for any future mergers and acquisitions may not be successful and following any future merger or acquisition, after giving it effect, we may not achieve our expected benefits of the acquisition within the desired time frame, if at all.

We may need additional capital resources in the future and these capital resources may not be available when needed or at all. If we do raise additional capital, your ownership could be diluted.

          We may need to incur additional debt or equity financing in the future to make strategic acquisitions or investments or for future growth. Such financing may not be available to us on acceptable terms or at all.

          Further, our Articles of Incorporation do not provide shareholders with preemptive rights and such shares may be offered to investors other than shareholders at the discretion of the Board. If we do sell additional shares of common stock to raise capital, the sale could dilute your ownership interest and such dilution could be substantial.

We may incur losses if we are unable to successfully manage interest rate risk.

          Our profitability depends to a large extent on the Banks’ net interest income, which is the difference between income on interest-earning assets such as loans and investment securities, and expense on interest-bearing liabilities such as deposits and its borrowings. We are unable to predict changes in market interest rates, which are affected by many factors beyond our control, including inflation, recession, unemployment, money supply, domestic and international events and changes in the United States and other financial markets. Our net interest income may be reduced if: (i) more interest-earning assets than interest-bearing liabilities reprice or mature during a time when interest rates are declining or (ii) more interest-bearing liabilities than interest-earning assets reprice or mature during a time when interest rates are rising.

          Changes in the difference between short- and long-term interest rates may also harm our business. For example, short-term deposits may be used to fund longer-term loans. When differences between short-term and long-term interest rates shrink or disappear, as is likely in the current zero interest rate policy environment, the spread between rates paid on deposits and received on loans could narrow significantly, decreasing our net interest income.

          If market interest rates rise rapidly, interest rate adjustment caps may limit increases in the interest rates on adjustable rate loans, thereby reducing our net interest income.

Our loan portfolio includes loans with a higher risk of loss, particularly because our loan portfolio is heavily concentrated in mortgage loans secured by properties in Central Florida.

          We originate commercial real estate loans, commercial loans, construction loans, consumer loans, and residential mortgage loans primarily within our market area. We believe that our commercial real estate, including construction loans, commercial, and consumer loans provide the largest risk to our loan portfolio. Commercial real estate, including construction, and commercial loans tend to involve larger loan balances to a single borrower or groups of related borrowers and are more susceptible to a risk of loss during a downturn in the business cycle. These loans also have greater credit risk for the following reasons:

▪

Commercial Real Estate Loans. Repayment is dependent on income being generated in amounts sufficient to cover operating expenses and debt service. These loans also involve greater risk because they are generally not fully amortizing over a loan period, but rather have a balloon payment due at maturity. A borrower’s ability to make a balloon payment typically will depend on being able to either refinance the loan or timely sell the underlying property.

▪

Commercial Loans. Repayment is generally dependent upon the successful operation of the borrower’s business. In addition, the collateral securing the loans may depreciate over time, be difficult to appraise, illiquid, or fluctuate in value based on the success of the business.

▪

Construction Loans. The risk of loss is largely dependent on our initial estimate of whether the property’s value at completion equals or exceeds the cost of property construction and the availability of take-out financing. During the construction phase, a number of factors can result in delays or cost overruns. If our estimate is inaccurate, which is acutely possible as real estate prices continue to decrease, or if actual construction costs exceed estimates, the value of the property securing our loan may be insufficient to ensure full repayment when completed through a permanent loan or by seizure of collateral.

▪

Consumer Loans. Consumer loans (such as personal lines of credit) are collateralized, if at all, with assets that may not provide an adequate source of payment of the loan due to depreciation, damage, or loss.

          These risks inherent in our loan portfolio are exacerbated by the geographic concentration of our loan portfolio. Our interest-earning assets are heavily concentrated in mortgage loans secured by real estate, particularly real estate located in Central Florida. As of December 31, 2008, approximately 83% of the Banks’ loans had real estate as a primary, secondary, or tertiary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower; however, the value of the collateral may decline during the time the credit is outstanding, and, therefore, the collateral may become insufficient to protect us from substantial losses. If we are required to liquidate the collateral securing a loan during a period of reduced real estate values, such as in today’s market, to satisfy the debt, our earnings and capital could be adversely affected.

          Additionally, as of December 31, 2008, substantially all of our loans secured by real estate are secured by commercial and residential properties located in Citrus, Flagler, Lake, Orange, Seminole, and Volusia Counties, Florida. The concentration of our loans in this area subjects us to the risk that a downturn in the economy or recession in that area, such as the one the area is currently experiencing, could result in a decrease in loan originations and increases in delinquencies and foreclosures, which would more greatly affect us than if our lending were more geographically diversified. In addition, since a large portion of our portfolio is secured by properties located in Central Florida, the occurrence of a natural disaster, such as a hurricane, could result in a decline in loan originations, a decline in the value or destruction of mortgaged properties and an increase in the risk of delinquencies, foreclosures or loss on loans originated by us. We may suffer losses if there is a decline in the value of the properties underlying our mortgage loans, which would have an adverse impact on our operations.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

          Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, and other sources, could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Factors that could negatively impact our access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated, adverse regulatory action against us, and our inability to attract and retain deposits. Our ability to borrow could be impaired by factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of recent turmoil faced by banking organizations and the unstable credit markets.

Concerns of customers over deposit insurance may cause a decrease in our deposits.

          With increased concerns about bank failures, customers are increasingly concerned about the extent to which their deposits are insured by the FDIC. Customers may withdraw deposits from the Banks in an effort to ensure that the amount that they have on deposit at the Banks are fully insured. Decreases in deposits may adversely affect our funding costs and net income.

Future economic growth in our Florida market area is likely to be slower compared to previous years.

          The State of Florida’s population growth has historically exceeded national averages. Consequently, the state has experienced substantial growth in population, new business formation and public works spending. Due to the moderation of economic growth and migration into our market area and the downturn in the real estate market, management believes that growth in our market area will be restrained in the near term. We have experienced an overall slow down in the origination of residential mortgage loans for sale recently due to the slowing in residential real estate sales activity in our markets. Specifically, in 2008, the inventory of homes for sale in our market area has increased to nearly a two-year supply. A decrease in existing and new home sales decreases lending opportunities and negatively affects our income. We do not anticipate that the housing market will improve in the near-term, and accordingly, this could lead to additional valuation adjustments on our loan portfolios.

The market value of our investments could decline.

          Our investment securities portfolio as of December 31, 2008 has been designated as available-for-sale pursuant to Statement of Financial Accounting Standards No. 115 (“SFAS 115”) relating to accounting for investments. SFAS 115 requires that unrealized gains and losses in the estimated value of the available-for-sale portfolio be “marked to market” and reflected as a separate item in shareholders’ equity (net of tax) as accumulated other comprehensive income. At December 31, 2008, we maintained $43.9 million or 78% of our total securities as available-for-sale.

          Shareholders’ equity will continue to reflect the unrealized gains and losses (net of tax) of these investments. The market value of our investment portfolio may decline, causing a corresponding decline in shareholders’ equity.

          Management believes that several factors will affect the market values of our investment portfolio. These include, but are not limited to, changes in interest rates or expectations of changes, the degree of volatility in the securities markets, inflation rates or expectations of inflation and the slope of the interest rate yield curve (the yield curve refers to the differences between shorter-term and longer-term interest rates; a positively sloped yield curve means shorter-term rates are lower than longer-term rates). These and other factors may impact specific categories of the portfolio differently, and we cannot predict the effect these factors may have on any specific category.

The Banks and we are subject to extensive governmental regulation.

          The Banks and we are subject to extensive governmental regulation that is intended primarily to protect depositors and the FDIC’s Deposit Insurance Fund, rather than our shareholders. We, as a bank holding company, are regulated primarily by the Federal Reserve. The Banks are commercial banks chartered by the State of Florida and regulated by the Federal Deposit Insurance Corporation and the Florida Office of Financial Regulation. These federal and state bank regulators have the ability, should the situation require, to place significant regulatory and operational restrictions upon us and the Banks. The Banks’ activities are also regulated under consumer protection laws applicable to our lending, deposit and other activities. A sufficient claim against us under these laws could have a material adverse effect on our results. Please refer to the section entitled “Item 1. Business – Regulatory Considerations” of this Report.

The banking industry is very competitive.

          The banking business is highly competitive and the Banks compete directly with financial institutions that are more established and have significantly greater resources and lending limits. As a result of those greater resources, the larger financial institutions may be able to provide a broader range of products and services to their customers than us and may be able to afford newer and more sophisticated technology than us. Our long-term success will be dependent on the ability of the Banks to compete successfully with other financial institutions in their service areas.

Florida financal institutions, such as the Banks, face a higher risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

          Since September 11, 2001, banking regulators have intensified their focus on anti-money laundering and Bank Secrecy Act compliance requirements, particularly the anti-money laundering provisions of the USA PATRIOT Act. There is also increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control (“OFAC”). Since 2004, federal banking regulators and examiners have been extremely aggressive in their supervision and examination of financial institutions located in the State of Florida with respect to the institutions’ Bank Secrecy Act/Anti-Money Laundering compliance. Consequently, numerous formal enforcement actions have been issued against Florida financial institutions.

          In order to comply with regulations, guidelines and examination procedures in this area, the Banks have been required to adopt policies and procedures and to install systems. If the Banks’ policies, procedures and systems are deficient or the policies, procedures and systems of the financial institutions that we may acquire in the future are deficient, we would be subject to liability, including fines and regulatory actions such as restrictions on the Banks’ ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans. In addition, because the Banks operate in Florida, we expect that the Banks will face a higher risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

Confidential customer information transmitted through the Banks’ online banking service is vulnerable to security breaches and computer viruses, which could expose the Banks to litigation and adversely affect their reputation and ability to generate deposits.

          The Banks provide their customers the ability to bank online. The secure transmission of confidential information over the Internet is a critical element of online banking. The Banks’ networks could be vulnerable to unauthorized access, computer viruses, phishing schemes and other security problems. The Banks may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. To the extent that the Banks’ activities or the activities of their customers involve the storage and transmission of confidential information, security breaches and viruses could expose the Banks to claims, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in the Banks’ systems and could adversely affect their reputation and their ability to generate deposits.

We cannot predict how changes in technology will impact our business.

          We use various technologies in our business, including telecommunication, data processing, computers, automation, internet-based banking, and debit cards. Technology changes rapidly. Our ability to compete successfully with other banks and non-banks may depend on whether we can exploit technological changes. We may not be able to exploit technological changes, and any investment we do make may not make us more profitable.

          Risks Related to an Investment in our Common Stock.

There is no established trading market for our common stock and you may not be able to resell your shares.

          The shares of our common stock are not currently traded on any securities exchange and do not have an established trading market. This registration statement registers our common stock with the SEC under Section 12 of the Exchange Act; however, this does not mean that our common stock will be listed or traded on a securities exchange. We currently have no plans to apply to list our common stock on any exchange and we do not expect our common stock to be quoted on an over-the-counter quotation system such as the “pink sheets”.

Our management holds a large portion of our common stock.

          As of February 15, 2009, our directors and executive officers own about 1.2 million shares of our common stock, or approximately 18.5%, of our total outstanding shares, assuming all of their vested options are exercised. As a result, our management, if acting together, may be able to influence or control matters requiring approval by our shareholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions.

          Management may also have interests that differ from yours and may vote in a way that is adverse to your interests. The concentration of ownership may delay, prevent or deter a change-in-control, could deprive our shareholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

Our Articles of Incorporation, Bylaws, and certain laws and regulations may prevent or delay transactions you might favor, including our sale or merger.

          We are registered with the Federal Reserve as a bank holding company under the Bank Holding Company Act. As a result, we are subject to supervisory regulation and examination by the Federal Reserve. The Bank Holding Company Act and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

          Provisions of our Articles of Incorporation, Bylaws, certain laws and regulations and various other factors may make it more difficult and expensive for companies or persons to acquire control of us without the consent of our Board of Directors. It is possible, however, that you would want a takeover attempt to succeed because, for example, a potential buyer could offer a premium over the then prevailing price of our common stock.

          For example, our Articles of Incorporation permit our Board of Directors to issue preferred stock without shareholder action. The ability to issue preferred stock could discourage a company from attempting to obtain control of us by means of a tender offer, merger, proxy contest or otherwise. We are also subject to certain provisions of the Florida Business Corporation Act and our Articles of Incorporation that relate to business combinations with interested shareholders. Other provisions in our Articles of Incorporation or Bylaws that may discourage takeover attempts or make them more difficult include:

▪	Classified Board of Directors;

▪	Requirement that only directors may fill a Board vacancy;

▪	Requirement that a Special Meeting may be called only by a majority vote of our shareholders;

▪	Provisions regarding the timing and content of shareholder proposals and nominations;

▪	Absence of cumulative voting; and

▪	Inability for shareholders to take action by written consent.

Upon the effectiveness of this registration statement, we will become subject to evolving and expensive corporate governance regulations and requirements. Our failure to adequately adhere to these requirements or the failure or circumvention of our controls and procedures could seriously harm our business.

          Upon the effectiveness of this registration statement, we will be subject to certain federal, state and other rules and regulations, including applicable requirements of the Sarbanes-Oxley Act of 2002. Compliance with these evolving regulations is costly and requires a significant diversion of management time and attention, particularly with regard to disclosure controls and procedures and internal control over financial reporting. Although we have reviewed our disclosure and internal controls and procedures in order to determine whether they are effective, our controls and procedures may not be able to prevent errors or frauds in the future. Faulty judgments, simple errors or mistakes, or the failure of our personnel to adhere to established controls and procedures may make it difficult for us to ensure that the objectives of the control system are met. A failure of our controls and procedures to detect other than inconsequential errors or fraud could seriously harm our business and results of operations.

We have not paid cash dividends to our common shareholders and have no plans to pay future cash dividends to our common shareholders.

          We plan to retain earnings to finance future growth and have no current plans to pay cash dividends to our common shareholders. Because we have not paid cash dividends, holders of our common stock will experience a gain on their investment in our common stock only in the case of an appreciation of value of our common stock. You should not expect an appreciation in value.

Our shares of common stock are not an insured deposit.

          The shares of our common stock are not a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS

          The following management’s discussion and analysis provides supplemental information, which sets forth the major factors that have affected our financial condition and results of operations and should be read in conjunction with the Consolidated Financial Statements and related notes. The analysis is divided into subsections entitled “Business Overview,” “Results of Operations,” “Market Risk,” “Financial Condition,” “Liquidity,” “Capital Resources,” “Off-Balance Sheet Arrangements,” and “Accounting Policies.” The following information should provide a better understanding of the major factors and trends that affect our earnings performance and financial condition, and how our performance during 2008 compares with 2007.

          This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including but not limited to those discussed in the section entitled “Risk Factors” and elsewhere in this registration statement.

Business Overview.

          About Our Business.

          We are a multi-bank holding company headquartered in Lake Mary, Florida, a community situated between Orlando and Daytona Beach, Florida. We were incorporated on September 8, 2005 as the bank holding company of Floridian Bank, a Florida chartered commercial bank. We commenced operations, along with Floridian Bank, on March 20, 2006. Since 2006, we have grown rapidly. As of March 31, 2008, our second year anniversary, Floridian Bank had grown to approximately $86 million in assets, including approximately $61 million in net loans, and approximately $70 million in deposits.

          On March 31, 2008, we closed a merger transaction in which Orange Bank, a Florida chartered commercial bank, became our wholly-owned subsidiary. The transaction was treated as a merger of equals where each shareholder of Orange Bank received 1.04 shares of our common stock. At the time of the merger, Orange Bank had approximately $196 million in assets, including approximately $120 million in loans, and approximately $176 million in deposits.

          Both Floridian Bank and Orange Bank are full service commercial banks, providing a wide range of business and consumer financial services in our target marketplace, which is comprised primarily of Orange, Seminole, Citrus, Lake, Flagler, and Volusia Counties in Florida. Floridian Bank is headquartered in Daytona Beach, Florida, with a primary service area in Flagler and Volusia Counties. Orange Bank of Florida is headquartered in Orlando, Florida, with a primary service area in Orange, Seminole, Lake and Citrus Counties. Collectively, our Banks operate 14 banking offices.

          Our growth strategy is to affiliate with banks or bank holding companies situated in market areas along the east coast of Florida from St. Johns County to West Palm Beach, along the I-4 Corridor east from Daytona Beach to Tampa, and along the west coast of Florida from the Tampa MSA to Naples. Our “affiliate model” is not a traditional merger and acquisition strategy. Rather, we expect to affiliate with community banks that are looking to benefit from a holding company structure to achieve their growth goals. Although the affiliate bank becomes a subsidiary, part of our strategy is to maintain the affiliate bank’s independence by keeping its existing directors and officers, as well as retaining the affiliate bank’s identity, while we provide centralized support to the affiliate bank. We expect that this strategy will permit us to grow while paying less than the book value multiple we would have had to pay in a traditional merger and acquisition strategy.

          The Banks offer commercial and retail banking services with an emphasis on commercial and commercial real estate lending, particularly to the medical services industry. As of December 31, 2008, we had total assets of $388 million, deposits of $308 million, and total loans of $289 million. In addition, as of December 31, 2008, we had $61 million in total shareholders’ equity, after having completed a $30 million secondary stock offering in July 2008. At December 31, 2008, our capital ratios all surpassed regulatory “well capitalized measures”:

	As of December 31, 2008	Minimum to be “Well Capitalized”

Risk Based Capital	18.9%	10.0%
Tier One	17.7%	6.0%
Leverage Capital	15.4%	5.0%

As discussed in Note 16 of our consolidated financial statements, as of December 31, 2008, Orange Bank of Florida’s total capital to risk-weighted assets ratio was slightly below the minimum ratio required to be classified as “well capitalized” by our federal regulators. Orange Bank of Florida’s capital ratios, however, did exceed the required regulatory capital levels as defined by the federal regulators. It is our operating policy to have our financial subsidiaries maintain capital at levels above the “well capitalized” criteria and therefore, in the first quarter of 2009, we made an additional capital contribution of $3.5 million to Orange Bank of Florida. As of March 31, 2009, Orange Bank of Florida was “well capitalized.”

          In October 2008, we entered into a joint venture with FBC Mortgage, LLC, a licensed correspondent mortgage lender, located in Orlando, Florida. The joint venture, Floridian Financial Mortgage, facilitates the origination of jumbo, conventional and FHA residential mortgages selling most loans into the secondary market. The primary purpose of this operation is to supplement our sources of fee income provided by the Banks. We have a 49% interest in the joint venture and account for our interest using the equity method.

          Our principal executive offices are located at 175 Timacuan Boulevard, Lake Mary, Florida 32746. The telephone number at that office is (407) 321-3233.

          Current Industry Environment.

          The global and U.S. economies are experiencing significantly reduced business activity as a result of, among other factors, disruptions in the financial system in the past year. In fact, the National Bureau of Economic Research announced that the U.S. had entered into a recession in December 2007. Dramatic declines in the housing market during the past year, with falling home prices and increasing foreclosures and unemployment, have resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks. These write-downs, initially of mortgage-backed securities but spreading to credit default swaps and other derivative securities, as well as other areas of the credit market, including investment grade and non-investment grade corporate debt, convertible securities, emerging market debt and equity, and leveraged loans, have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to fail.

          The magnitude of these declines led to a crisis of confidence in the financial sector as a result of concerns about the capital base and viability of certain financial institutions. During this period, interbank lending and commercial paper borrowing fell sharply, precipitating a credit freeze for both institutional and individual borrowers. This market turmoil and tightening of credit have led to an increased level of consumer and commercial delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. The resulting economic pressure on consumers and lack of confidence in the financial markets has, in some cases, adversely affected the financial services industry.

          Over the course of the past year, the landscape of the U.S. financial services industry changed dramatically, especially during the fourth quarter of 2008. Lehman Brothers Holdings Inc. declared bankruptcy, and many major U.S. financial institutions consolidated, were forced to merge or were put into conservatorship by the U.S. Federal Government, including The Bear Stearns Companies, Inc., Wachovia Corporation, Washington Mutual, Inc., Federal Home Loan Mortgage Corporation (“Freddie Mac”) and Federal National Mortgage Association (“Fannie Mae”). In addition, the U.S. Federal Government provided a sizable loan to American International Group Inc. (“AIG”) in exchange for an equity interest in AIG.

          Our lending operations are entirely in the State of Florida, which has been particularly hard hit in the current U.S. recession. Evidence of the economic downturn in Florida is reflected in current unemployment statistics. The Florida unemployment rate at the end of 2008 increased to 8.1% from 4.7% at the end of 2007, reaching the highest level since September 1992. Further, Central Florida’s unemployment rate (other than Orange and Seminole Counties) has been slightly higher than the rest of the state: Citrus County – 9.5%; Flagler County – 11.7%; Lake County – 8.5%; Orange County – 7.7%; Seminole County – 7.0%; and Volusia County – 8.6%. A worsening of the economic condition in Florida would likely exacerbate the adverse effects of these difficult market conditions on our customers, which may have a negative impact on our financial results.

          To combat the severe recession, the federal government and the Federal Reserve have been extremely active in setting monetary policy, sometimes through the use of extraordinary techniques that previously have had limited use. For example, the U.S. government has passed the Emergency Economic Stabilization Act, which provides the Treasury Department the ability to purchase or insure troubled assets held by financial institutions. In addition, the Treasury Department has the ability to purchase equity stakes in financial institutions. Other extraordinary measures taken by U.S. governmental agencies include: increasing deposit insurance limits, providing financing to money market mutual funds, and purchasing commercial paper. In addition, the Federal Reserve has lowered both the federal funds benchmark rate and the discount rate by 400 basis points in 2008, and at year end the federal funds target rate was in a range of 0% to 0.25% and the discount rate was 0.50%. It is not clear at this time what impact these measures, as well as other extraordinary measures previously announced or announced in the future, will have on us or the financial markets as a whole.

          As these governmental programs have been announced, we have reviewed the programs to determine whether we should participate. At this time, we believe we have sufficient capital to achieve our business plan, and therefore, have not opted to participate in the TARP Capital Purchase Program, a program that supplies capital to banks from the U.S. government. We have, however, elected to participate in the Transaction Account Guarantee Program, which provides a guarantee from the FDIC for non-interest bearing transaction accounts.

Results of Operations.

          We incurred a consolidated net loss of $6.1 million in 2008 compared to a loss of $381,000 in 2007. As noted previously, we merged with Orange Bank at the end of the first quarter 2008 which increased our assets from $86 million to $282 million. The significant increase in assets, including interest earning assets, led to a significant increase in our interest income. Compared to prior periods, Floridian Bank’s results were impacted by the Federal Reserve’s rate reductions in combating a slumping economy as well as the addition of a fourth banking office. The merger with Orange Bank, also contributed to a greater loss than experienced in the prior year due to large expenses related to Orange Bank’s accelerated growth plans.

          For the period following the merger with us, Orange Bank’s results were directly impacted by the Federal Reserve’s rate reductions exacerbated by an aggressive growth plan adding business development staff and four additional branches, which has increased expenses substantially. We expect these growth initiatives to contribute positively to future operating results.

          At the end of 2008, we undertook a detailed review of the loan portfolio, which led to an increased loan loss provision related to impaired loans. Finally, considering the guidance provided in Statement of Financial Accounting Standards No. 109 (“SFAS 109”), Accounting for Income Taxes, we recorded a $2.2 million valuation allowance against the deferred tax asset.

CONDENSED SUMMARY OF EARNINGS

	For The Years Ended December 31,

(Dollars in Thousands, Except Per Share Data)	2008	2007	2006

Interest Income	$13,982	$4,277	$1,929
Interest Expense	5,446	1,832	583

Net Interest Income	8,536	2,445	1,346
Provision For Loan Losses	3,868	245	480
Noninterest Income	567	214	91
Noninterest Expense	11,459	2,980	1,945

Income Before Income Taxes	(6,224)	(566)	(988)
Income Tax Benefit	111	185	481

Net Loss	(6,113)	(381)	(507)

Basic Net Loss Per Share	$(0.99)	$(0.22)	$(0.29)

Selected Operating Ratios
Return on Assets	(2.16%)	(0.59%)	(1.32%)
Return on Equity	(13.46%)	(0.84%)	(3.05%)
Dividend Payout Ratio	N/A	N/A	N/A
Equity to Assets Ratio	15.64%	23.97%	32.74%

Net Interest Income.

          Our profitability is dependent to a large extent on net interest income which is the difference between the interest received on earning assets such as loans and securities and the interest paid on interest bearing liabilities principally deposits and borrowings. Our principal interest earning assets are loans, investment securities, and federal funds sold. Interest-bearing liabilities primarily consist of certificates of deposit, interest-bearing checking accounts (“NOW accounts”), savings deposits, and money market accounts. Funds attracted by these interest-bearing liabilities are invested in interest-earning assets. Accordingly, net interest income depends upon the volume of average interest-earning assets and average interest-bearing liabilities and the interest rates earned or paid on them.

          The significance of net interest income is largely enhanced as our size grows and the impact of market rates of interest as influenced by the Federal Reserve’s monetary policy.

          The following table reflects the components of net interest income, setting forth for the periods presented, (1) average assets, liabilities and shareholders’ equity, (2) interest income earned on interest-earning assets and interest paid on interest-bearing liabilities, (3) average yields earned on interest-earning assets and average rates paid on interest-bearing liabilities, (4) our net interest spread (i.e., the average yield on interest-earning assets less the average rate on interest-bearing liabilities) and (5) our net interest margin (i.e., the net yield on interest earning assets).

AVERAGE BALANCES AND INTEREST RATES

(Dollars in Thousands)	Year Ended

	December 31, 2008			December 31, 2007			December 31, 2006

	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate

ASSETS
Loans, Net(1)(2)	$194,990	$11,650	5.97%	$41,636	$3,416	8.20%	$15,675	$1,003	8.49%
Investment Securities	38,950	1,720	4.42%	5,377	286	5.31%	8,709	330	5.05%
Federal Funds Sold	11,797	271	2.30%	11,017	564	5.12%	10,515	407	5.13%
Repurchase Agreements	105	2	1.90%	198	8	4.19%	187	6	3.92%
Deposits at Interest with Banks	9,823	338	3.44%	55	3	4.91%	—	—	0.00%

Total Earning Assets	255,665	13,982	5.47%	58,283	4,277	7.33%	35,086	1,745	6.63%

Cash & Due From Banks	7,351			2,079			962
Allowance For Loan Losses	(2,768)			(603)			(198)
Other Assets	22,418			5,202			2,494

Total Assets	$282,666			$64,961			$38,344

LIABILITIES
Savings, NOW & Money Market	$120,355	$2,559	2.13%	$24,109	$1,009	4.19%	$16,585	$502	4.02%
Certificates of Deposit	80,748	2,838	3.51%	16,043	823	5.13%	1,878	74	5.23%

Total Interest Bearing Deposits	201,103	5,397	2.20%	40,152	1,832	4.56%	18,463	576	4.14%
Short Term Borrowings	2,189	49	2.24%	—	—	0.00%	—	—	0.00%

Total Interest Bearing Liabilities	203,292	5,446	2.68%	40,152	1,832	4.56%	18,463	576	4.14%

Noninterest Bearing Deposits	33,254			8,033			3,079
Other Liabilities	707			233			152

Total Liabilities	237,253			48,418			21,694

Total Shareholders’ Equity	45,413			16,543			16,650

Total Liabilities and Equity	$282,666			$64,961			$38,344

Interest Rate Spread			2.80%			2.77%			2.49%

Net Interest Income		$8,536			$2,445			$1,168

Net Interest Margin			3.34%			4.19%			4.44%

(1)	Average balances include non-accrual loans, and are net of unearned loan fees of $242, $46, and $40 in 2008, 2007, and 2006, respectively.

(2)	Interest income includes fees on loans of $303, $40, and $14 in 2008, 2007, and 2006, respectively.

          Net interest income increased $6.1 million, 249%, from $2.4 million in 2007 to $8.5 million in 2008 principally due to the significant addition of interest earning assets acquired from the Orange Bank merger on March 31, 2008. Net interest income was also impacted by the Federal Reserve’s monetary policy of significantly reducing short-term interest rates by 400 basis points in 2008. This rate reduction caused a decline of $1.4 million in net interest income by reducing our net interest margin by 85 basis points. Now that the Federal Reserve has effectively established a zero interest rate policy, going forward there will be less impact on net interest earnings due to interest rate reductions. During 2008, the Banks have been emphasizing originating loans with interest rate floors of approximately six percent. Further, the Banks are aggressively reducing their costs of funds and beginning to lengthen deposit maturities at these lower rates. With these initiatives, it is anticipated that net interest earnings will improve in the short term, and should interest rates begin to rise, net interest income should increase modestly.

          The following table sets forth certain information regarding changes in our interest income and interest expense for the year ended December 31, 2008, as compared to the year ended December 31, 2007, and during the year ended December 31, 2007 as compared to the year ended December 31, 2006. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to changes in interest rate and changes in the volume. Changes in both volume and rate have been allocated based on the proportionate absolute changes in each category.

RATE VOLUME ANALYSIS

(Dollars In Thousands)	2008 Changes From 2007			2007 Changes From 2006

	Total Change	Due To Average		Total Change	Due To Average

		Volume	Rate		Volume	Rate

Interest Earning Assets
Loans, Net	$8,235	$12,574	$(4,339)	$2,412	$2,368	$44
Investment Securities	1,435	1,782	(347)	(44)	(113)	69
Federal Funds Sold	(293)	40	(333)	157	92	65
Other	329	475	(146)	5	1	4

Total	$9,706	$14,871	$(5,165)	$2,530	$2,348	$182

Interest Bearing Liabilities
Savings, NOW, Money Market Accounts	$1,550	$4,034	$(2,484)	$507	$384	$123
Certificates Of Deposit	2,015	3,319	(1,304)	749	753	(4)
Short Term Borrowings	49	—	49	—	—	—

Total	$3,614	$7,353	$(3,739)	$1,256	$1,137	$119

Changes In Net Interest Income	$6,092	$7,518	$(1,426)	$1,274	$1,211	$63

          Provision for Loan Losses,

          The allowance for loan losses is established through a provision for loan losses charged against operations. Loans are charged against the allowance for loan losses when management believes that the collectability of the principal is unlikely. The allowance is an amount that management believes is adequate to absorb possible losses on existing loans that may become uncollectable, based on evaluations of the collectability of loans, industry historical loss experience, current economic conditions, portfolio mix, and other factors. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

          Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when it is probable the creditor will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Cash collections on impaired loans are credited to the loan receivable balance and no interest income is recognized on those loans until the principal balance is current.

          As a direct result of these factors and analyses the loan loss provision increased $3.6 million in 2008 over 2007 representing an allowance of 2.14% of total loans at December 31, 2008.

          Non Interest Income.

          Following is a schedule of non interest income for the years ended December 31, 2008, 2007, and 2006:

	Year ended December 31,

(Dollars in thousands)	2008	2007	2006

Originating fees on loans sold	$41	$2	$68
Loan fee income	32	2	—
Service charges and fees on deposit accounts	222	56	13
Other	272	44	10

Totals	$567	$214	$91

          Non interest income derived principally from loan and deposit fees increased in 2008 due to the addition of Orange Bank. It is expected that as our loans and deposits increase in the future, these fees will show a similar increase. Non interest income was enhanced by the addition of Bank Owned Life Insurance in mid year 2008, increased to $567,000 from $214,000 in 2007.

          Non Interest Expense.

          Following is a schedule of non interest expense for years ended December 31, 2008, 2007, and 2006:

	Year ended December 31,

(Dollars in thousands)	2008	2007	2006

Salaries and employee benefits	$6,140	$1,731	$1,159
Occupancy and equipment expense	2,320	465	258
Professional fees	214	73	110
Data processing	714	269	110
Advertising	166	88	69
Stationery and supplies	236	73	64
Insurance	241	45	18
Telephone	208	43	29
Other	1,220	193	127

Totals	$11,459	$2,980	$1,944

          Total non interest expense of $11.4 million in 2008 increased $8.5 million or 284% from 2007 primarily due to the addition of Orange Bank’s operations and the six branches added during the year, as reflected in the increase in salary and employee benefit and occupancy and equipment expenses. It is anticipated that these expenses will show modest increases in future periods generally associated with increased loan and deposit volumes.

          Income Taxes.

          We file consolidated tax returns. Having incurred operating losses since our inception in 2006, we have accumulated a net tax benefit over the past three years. We have recorded a valuation allowance to partially offset the deferred tax assets associated with the net operating loss carry forwards generated by our net losses. Management will continue to monitor the deferred tax assets, and will determine whether we will require an additional valuation allowance, or if we experience net income, whether we will need to reverse any remaining valuation allowance. We recognized an income tax benefit of $111,000 for the year ended December 31, 2008 compared to an income tax benefit of $185,000 for the year ended December 31, 2007. Please see Note 11 of our Audited Consolidated Financial Statements for further information on income taxes.

          Inflation.

          The impact of inflation on the banking industry differs significantly from that of other industries in which a large portion of total resources are invested in fixed assets such as property, plant and equipment.

          Assets and liabilities of financial institutions are virtually all monetary in nature, and therefore are primarily impacted by interest rates rather than changing prices. While the general level of inflation underlies most interest rates, interest rates react more to changes in the expected rate of inflation and to changes in monetary and fiscal policy. Net interest income and the interest rate spread are good measures of our ability to react to changing interest rates and are discussed in further detail above.

Market Risk.

          Market risk refers to potential losses arising from changes in interest rates, foreign exchange rates, equity prices and commodity prices. We are primarily exposed to interest rate risk inherent in our lending and deposit taking activities as a financial intermediary. To succeed in our capacity as a financial intermediary, we offer an extensive variety of financial products to meet the diverse needs of our customers. These products sometimes contribute to interest rate risk for us when product groups do not complement one another. For example, depositors may want short-term deposits while borrowers desire long-term loans. Changes in market interest rates may also result in changes in the fair value of our financial instruments, cash flows, and net interest income.

          Interest rate risk is comprised of repricing risk, basis risk, yield curve risk, and options risk. Repricing risk arises from differences in the cash flow or repricing between asset and liability portfolios. Basis risk arises when asset and liability portfolios are related to different market rate indexes, which do not always change by the same amount. Yield curve risk arises when asset and liability portfolios are related to different maturities on a given yield curve; when the yield curve changes shape, the risk position is altered. Options risk arises from “embedded options” within asset and liability products as certain borrowers have the option to prepay their loans when rates fall while certain depositors can redeem their certificates of deposit early when rates rise.

          We have established an Asset/Liability Committee (ALCO) for each Bank, which are responsible for each Bank’s interest rate risk management. We have implemented a sophisticated asset/liability model at Floridian Bank to measure its interest rate risk. Interest rate risk measures used by us include earnings simulation, economic value of equity (EVE) and gap analysis. It is management’s intention to expand the use of this model to include Orange Bank. In the past, Orange Bank had retained a third-party to provide earnings simulation, and EVE and Gap analysis. We do not use derivative financial instruments for market risk management purposes.

          Gap analysis of EVE are static measures that do not incorporate assumptions regarding future business. Gap analysis, while a helpful diagnostic tool, displays cash flows for only a single rate environment. EVE’s long-term horizon helps identify changes in optionality and longer-term positions. However, EVE’s liquidation perspective does not translate into the earnings-based measures that are the focus of managing and valuing a going concern. Net interest income simulations explicitly measure the exposure to earnings from changes in market rates of interest. Our current financial position is combined with assumptions regarding future business to calculate net interest income under various hypothetical rate scenarios. Currently, Floridian Bank’s ALCO, and we expect in the near future, Orange Bank’s ALCO, reviews earnings simulations over the ensuing 12 months under various interest rate scenarios. Reviewing these various measures provides us with a reasonably comprehensive view of our interest rate risk profile.

          The following gap analysis compares the difference between the amount of interest earning assets (IEA) and interest bearing liabilities (IBL) subject to repricing over a period of time. A ratio of more than one indicates a higher level of repricing assets over repricing liabilities for the time period. Conversely, a ratio of less than one indicates a higher level of repricing liabilities over repricing assets for the time period. It is the Banks’ policy to maintain a cumulative one year Gap of +/- 10% and a ratio of IEA/IBL of 0.80 to 1.20. At December 31, 2008, we were slightly out of variance with our policy limits, but the variance was corrected in the first quarter of 2009.

GAP ANALYSIS

(Dollars in Thousands)	Within 3 Months	4 To 6 Months	7 To 12 Months	Total 1 Year

Interest Earning Assets (IEA)

Loans	$179,371	$5,294	$7,584	$192,249
Investment Securities	14,592	4,269	6,048	24,909
Federal Funds Sold	150	—	—	150
Other	5,000	—	—	5,000

Total	$199,113	$9,563	$13,632	$222,308

Interest Bearing Liabilities (IBL)

Savings, Now, Money Market	$151,511	$—	$—	$151,511
Certificates Of Deposit	47,840	32,417	18,633	98,890
Short Term Borrowings	18,737	—	—	18,737

Total	$218,088	$32,417	$18,633	$269,138

Period Gap	(18,975)	(22,854)	(5,001)	(46,830)

Cumulative Gap	$(18,975)	$(41,829)	$(46,830)

Cumulative Gap / Total Assets	(4.85)%	(10.69)%	(11.97)%
IEA / IBL (Cumulative)	0.91	0.29	0.73

Financial Condition.

          Lending Activity.

          The loan portfolio consists principally of loans to individuals and small- and medium-sized businesses within our primary market area of Central Florida. The table below shows our loan portfolio composition since 2006, the year in which we commenced operations.

LOAN PORTFOLIO COMPOSITION

	December 31,

(Dollars in Thousands)	2008	2007	2006

Commercial	$50,962	$17,086	$16,125
Commercial Real Estate	212,328	31,087	13,655
Residential Mortgage	9,157	1,531	1,054
Consumer Loans	16,586	3,155	1,710

Total loans	$289,033	$52,859	$32,544
Less: Allowance for Loan Losses	(6,051)	(725)	(480)
Less: Net Deferred Fees	(242)	(46)	(40)

Loans, Net	$282,740	$52,088	$32,024

          Total loans at December 31, 2008 increased by $236 million to $289 million as compared to December 31, 2007 primarily due to the acquisition of Orange Bank. The acquisition of Orange Bank added $121 million to total loans while the remaining $115 million was organic loan growth from both Banks. Orange Bank’s loan mix was more heavily concentrated in commercial real estate loans and, to a lesser extent, commercial loans.

          Following is a summary of the maturity distribution of certain loan categories based on remaining scheduled repayments of principal as of December 31, 2008 (in thousands):

LOAN MATURITIES AND SENSITIVITIES TO CHANGES IN INTEREST RATES*

	Maturity and/or Repricing Period

(Dollars in Thousands)	Within 1 Year	1 – 5 Years	Over 5 Years	Total

Commercial	$36,923	$9,506	$4,203	$50,632
Consumer Loans	15,538	905	25	16,468
Residential Mortgages	4,873	3,266	621	8,760
Commercial Real Estate	134,915	57,396	14,317	206,628

Total	$192,249	$71,073	$19,166	$282,488

Fixed/variable pricing of loans with maturities due after one year
Loans at fixed interest rates		$57,379	$11,724
Loans at floating or adjustable interest rates		13,694	7,442

Total		$71,073	$19,166

* Excludes non-accrual loans and purchase accounting adjustments.

                    Non-Performing Assets.

          Non-performing assets include non-accrual loans and restructured loans and other real estate owned. Non-accrual loans represent loans on which interest accruals have been discontinued. Restructured loans are loans in which the borrower has been granted a concession on the interest rate or the original repayment terms due to financial distress. Other real estate owned is comprised principally of real estate properties obtained in partial or total loan satisfactions and is included in other assets at its estimated fair value less selling costs.

          We discontinue interest accruals when principal or interest is due and has remained unpaid for 90 to 180 days depending on the loan type, unless the loan is both well secured and in the process of collection. When a loan is placed on non-accrual status, all unpaid interest and fees are reversed. Non-accrual loans may not be restored to accrual status until all delinquent principal and interest have been paid.

          Non-performing loans are closely monitored on an ongoing basis as part of our loan review and work-out process. The potential risk of loss on these loans is evaluated by comparing the loan balance to the fair value of any underlying collateral or the present value of projected future cash flows. Losses are recognized where appropriate.

NON-PERFORMING ASSETS

(Dollars in Thousands)	2008	2007	2006

Non-Accrual	$5,999	$—	$—
Restructured Loans	—	—	—

Total Non-Performing Loans	$5,999	$—	$—
Other Real Estate Owned	712	—	—

Total Non-Performing Assets	$6,711	—	—

Non-Performing Loans as a Percentage of Total Loans	2.1%	0.0%	0.0%
Non-Performing Assets as a Percentage of Total Assets	1.7%	0.0%	0.0%

Past Due 90 or more days and still accruing	—	—	—

          In the year ended December 31, 2008, interest income not recognized on non-accrual loans (but would have been recognized if the loans were current) was approximately $214,000. In addition to the amounts shown in the table above, we had $712,000 in Other Real Estate Owned.

                    Allowance and Provision for Loan Losses.

          The allowance for loan losses represents management’s estimate of probable loan losses inherent in the loan portfolio at a specific point in time. This estimate includes losses associated with specifically identified loans as well as estimated probable credit losses inherent in the remainder of the loan portfolio. Additions are made to the allowance through periodic provisions charged to income. Reductions to the allowance occur as loans are charged off. Management evaluates the adequacy of the allowance at least quarterly, and in doing so relies on various factors including, but not limited to, assessment of potential loss, delinquency and non-accrual trends, portfolio growth, underlying collateral coverage and current economic conditions. This evaluation is subjective and requires material estimates that may change over time.

          The components of the allowance for loan losses represent estimates based upon Statement of Financial Accounting Standards No. 5, Accounting for Contingencies and SFAS No. 114, as amended. We apply SFAS No. 114 to commercial loans that are considered impaired.

          Under SFAS No. 114, a loan is impaired when, based upon current information and events, it is probable that the loan will not be repaid according to its contractual terms, including both principal and interest. Management performs individual assessments of impaired loans to determine the existence of loss exposure and, where applicable, the extent of loss exposure based upon the present value of expected future cash flows available to pay the loan, or based upon the estimated realizable collateral where a loan is collateral dependent.

          The following is a summary of information pertaining to impaired loans:

	December 31,

	2008	2007

Impaired loans without a valuation allowance	$7,695	$—
Impaired loans with a valuation allowance	8,580	—

Total impaired loans	$16,275	$—

Valuation allowance related to impaired loans	$2,423	$—

          During the years ended December 31, 2008, 2007, and 2006, the activity in our loan loss allowance was as follows:

LOAN LOSS ALLOWANCE

	Year Ended December 31,

(Dollars in Thousands)	2008	2007	2006

Balance At Beginning Of Period	$725	$480	$—
Commercial Loan Charge-Offs	(56)	—	—
Recoveries	—	—	—
Provision For Loan Losses	3,868	245	480

Balance At End Of Period	$4,537	$725	$480

Allowance / Total Loans	1.58%	1.37%	1.48%

Net Charge-Offs / Average Loans	0.03%	0.00%	0.00%

Allowance/Non-Performing Loans	75.6%	0.00%	0.00%

          The following table reflects the allowance allocation per loan category and percent of loans in each category to total loans for the periods indicated:

ALLOWANCE ALLOCATION PER LOAN CATEGORY

(Dollars in thousands)

	December 31,

	2008		2007		2006

	Amount	%	Amount	%	Amount	%

Commercial	683	11.3%	—	—	—	—
Commercial Real Estate	4,577	75.6%	—	—	—	—
Residential Mortgage	366	6.1%	—	—	—	—
Consumer Loans	207	3.4%	—	—	—	—
Unallocated	218	3.6%	725	100.0%	480	100.0%

Total	6,051	100.0%	725	100.0%	480	100.0%

          Investment Activity.

          Investment activities serve to enhance the overall yield on interest earning assets while supporting interest rate sensitivity and liquidity positions. Securities purchased with the intent and ability to retain until maturity are categorized as securities held to maturity and carried at amortized cost. All other securities are categorized as securities available for sale and are recorded at fair value. Securities, like loans, are subject to similar interest rate and credit risk. In addition, by their nature, securities classified as available for sale are also subject to market value risks that could negatively affect the level of liquidity available to us, as well as shareholders’ equity. A change in the value of securities held to maturity could also negatively affect the level of shareholders’ equity if there was a decline in the underlying creditworthiness of the issuers and an other-than-temporary impairment is deemed or a change in our intent and ability to hold the securities to maturity.

          As of December 31, 2008, securities totaling $44 million and $12 million were classified as available for sale and held to maturity, respectively. During 2008, securities available for sale increased by $39 million and securities held to maturity increased by $12 million from December 31, 2007.

          The following table sets forth the carrying amount of our investments portfolio, as of December 31, 2008, 2007, and 2006:

CARRYING AMOUNT OF INVESTMENTS PORTFOLIO

	December 31,

(Dollars in thousands)	2008	2007	2006

Fair value of investment in:
U.S. Treasury and Government:
Held to Maturity at Amortized Cost	$12,464	$—	$—
Available for Sale	26,304	5,029	6,993
Mortgage Backed Securities	17,612	—	—

Total	$56,380	$5,029	$6,993

          The following table indicates the respective maturities and weighted-average yields of securities as of December 31, 2008:

MATURITIES AND WEIGHTED-AVERAGE YIELDS OF SECURITIES

	Market Values with Maturities or Call Dates Within

(Dollars in Thousands)	1 Year	1-5 Years	5-10 Years	Over 10 Years	Yield To Maturity Or Call

U.S. Treasury and Government	$24,912	$13,856	—	—	3.72%
Mortgage Backed Securities	—	1,669	$15,943	—	5.07%

Total	$24,912	$15,525	$15,943	—	4.14%

          Please see Note 1 to our Audited Consolidated Financial Statement for a discussion on Other Comprehensive Income related to our securities classified as available-for-sale.

          Securities of a single issue which had book values in excess of 10% of our shareholders’ equity at December 31, 2008 included bonds issued by the Federal Home Loan Mortgage Corporation (FHLMC), Federal Home Loan Bank (FHLB), and Federal National Mortgage Association (FNMA) as well as collateralized mortgage obligations, or CMOs, issued by FHLMC and FNMA.

          The FHLMC bonds had an aggregate book value of and market value of $15,065 and $15,201 respectively, the FHLB bonds had an aggregate book value and market value of $15,825 and $15,912, respectively, and the FNMA bonds had an aggregate book value and market value of $7,741 and $7,810, respectively, at December 31, 2008.

          The FHLMC CMOs had an aggregate book value of and market value of $5,368 and $5,468, respectively, and the FNMA CMOs had an aggregate book value and market value of $11,963 and $12,143, respectively, at December 31, 2008.

          Deposits and Short-Term Borrowings.

          As a bank holding company, our primary source of funds is deposits. Those deposits are provided by businesses, municipalities, and individuals located within the markets served by our subsidiaries.

          Total deposits increased $255.7 million to $307.7 million at December 31, 2008, compared to December 31, 2007, as a result of the addition of Orange Bank and organic growth.

          Short-term borrowings, made up of federal funds purchased, and other short-term borrowings, increased by $18.7 million at December 31, 2008 compared to a zero balance at December 31, 2007. This increase is the result of short term funding needs due to growth in the loan portfolio beyond deposit funding sources. As of December 31, 2008, total short-term borrowings were less than 30% of our total shareholders’ equity.

          As of December 31, 2008, 2007, and 2006, the distribution by type of our deposit accounts was as follows:

	December 31,

	2008		2007		2006

(Dollars in thousands)	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate

Noninterest bearing accounts	$53,416	0.00%	$8,831	0.00%	$5,462	0.00%

Interest bearing accounts
Savings, NOW, and money market accounts	156,215	1.93%	24,772	3.46%	16,916	4.26%
Certificates of deposit	102,121	3.46%	19,211	4.91%	7,060	5.24%

Total interest bearing deposits	$258,336	2.52%	$43,983	4.10%	$23,976	4.55%

Average total deposits	$311,752	2.09%	$52,814	3.41%	$29,438	3.70%

Brokered deposits included in total deposits	$9,749		$0		$5,037
Brokered deposits as a percentage of total deposits	3.1%		0%		17.1%

          As of December 31, 2008, certificates of deposit of $100,000 or more mature as follows:

(Dollars in thousands)	Amount	Weighted Average Rate

Up to 3 months	$25,210	3.58%
3 to 6 months	16,707	3.36%
6 to 12 months	14,235	2.93%
Over 12 months	801	3.40%

	$56,953	3.35%

          Maturity terms, service fees and withdrawal penalties are established by us on a periodic basis. The determination of rates and terms is predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

Liquidity.

          Our goal in liquidity management is to satisfy the cash flow requirements of depositors and borrowers as well as our operating cash needs with cost-effective funding. Our Board of Directors has established an Asset/Liability Policy in order to achieve and maintain earnings performance consistent with long-term goals while maintaining acceptable levels of interest rate risk, a “well-capitalized” balance sheet, and adequate levels of liquidity. This policy designates each Bank’s ALCO as the body responsible for meeting these objectives. The ALCO, which includes members of executive management, reviews liquidity on a periodic basis and approves significant changes in strategies that affect balance sheet or cash flow positions.

          The primary source of liquidity is deposits provided by commercial and retail customers. The Banks attract these deposits by offering an array of products designed to match customer needs and priced in the middle of our competitors. Deposits can be very price sensitive; therefore, we believe that fluctuating deposit offering rates to the top of the market would generate a larger inflow of funds. In addition to local market deposits, the Banks have access to national brokered certificates of deposit markets as well as deposit subscription services. The Banks use these alternative sources of deposits to supplement deposits particularly when the rates are lower than the local market. These sources of deposit are limited by our policies to 25% of assets. Overall deposit levels are monitored on a constant basis as are liquidity policy levels, which must be maintained at a minimum of 14% of total deposits. Sources of these liquidity levels include cash and due from banks, short-term investments such as federal funds sold, and our investment portfolio, which can also be used as collateral for short-term borrowings. Alternative sources of funds include unsecured federal funds lines of credit through correspondent banks. The Banks have established contingency plans in the event of extraordinary fluctuations in cash resources.

          Operating Activities.

          Cash flows from continuing operating activities primarily include net income (loss), adjusted for items in net income that did not impact cash. Net cash used by continuing operating activities increased by $1,105,000 to $1,151,000 for the year ended December 31, 2008, from $46,000 for the year ended December 31, 2007. The increase was primarily due to an operating loss primarily offset by an increase in provision for loan losses.

          Investing Activities.

          Cash used in continuing investing activities reflects the impact of loans and investments acquired for our interest-earning asset portfolios, as well as cash flows from asset sales and the impact of acquisitions. For the year ended December 31, 2008, we had net cash flows used in continuing investing activities of $115 million, compared to $20 million for the year ended December 31, 2007. The change in cash flows from continuing investing activities was primarily due to an increase in purchases of investment securities and origination of loans in the year ended December 31, 2008 compared to the year ended December 31, 2007.

          Financing Activities.

          Cash flows from continuing financing activities include transactions and events whereby cash is obtained from depositors, creditors or investors. For the year ended December 31, 2008, we had net cash flows provided by continuing financing activities of $129 million, compared to $18 million for the year ended December 31, 2007. The change in cash flows from continuing financing activities was primarily due to an increase in deposits and the issuance of stock.

Capital Resources.

          The assessment of capital adequacy depends on a number of factors such as asset quality, liquidity, earnings performance, changing competitive conditions and economic forces. We seek to maintain a strong capital base to support its growth and expansion activities, to provide stability to current operations and to promote public confidence.

          We successfully completed a $30 million secondary capital offering in June 2008 at a price of $12.50 per share. We may continue to grow through acquisitions, which can potentially impact our capital position.

          We offer a stock purchase plan to our employees and directors to purchase shares of our common stock at fair market value. In 2008, employees purchased 8,501 shares valued at $12.50, which were issued in February 2009.

          Holders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for that purpose. We have not paid any dividends to our holders of common stock in the past and we currently do not intend to pay dividends on our common stock in the near future. In the event that we decide to pay dividends, there are a number of restrictions on our ability to do so.

          For a foreseeable period of time, our principal source of cash revenues will be dividends paid by the Banks to us with respect to their common stock. There are certain restrictions on the payment of these dividends imposed by federal banking laws, regulations and authorities. See the sections of this registration statement captioned “Description of the Business-Regulatory Considerations.”

          The declaration and payment of dividends on our common stock will depend upon our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by our Board of Directors. Regulatory authorities in their discretion could impose administratively stricter limitations on the ability of the Banks to pay dividends to us if such limits were deemed appropriate to preserve certain capital adequacy requirements.

Off-Balance Sheet Arrangements.

          We do not currently engage in the use of derivative instruments to hedge interest rate risks. However, we are a party to financial instruments with off-balance sheet risks in the normal course of business to meet the financing needs of our customers.

          At December 31, 2008, we had $95.4 million in commitments to extend credit and $1.6 million in standby letters of credit. Commitments to extend credit are agreements to lend to a customer so long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. We use the same credit policies in establishing commitments and issuing letters of credit as we do for on-balance sheet instruments.

          If commitments arising from these financial instruments continue to require funding at historical levels, management does not anticipate that such funding will adversely impact our ability to meet on-going obligations. In the event these commitments require funding in excess of historical levels, management believes current liquidity, available lines of credit from the FHLB, investment security maturities and our revolving credit facility provide a sufficient source of funds to meet these commitments.

Accounting Policies.

          Critical Accounting Policies.

                    Allowance for Loan Losses.

          The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off.

          The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

          A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and, accordingly, they are not separately identified for impairment disclosures.

                    Income Taxes.

          Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates.

          The realization of deferred tax assets associated with the net operating loss carry forward, which expire in 2028, as well as other deductible temporary differences is dependent upon generating sufficient future taxable income.

          Recent Accounting Pronouncements.

                    Effect of New Pronouncements.

          In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

          In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. We have elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, we will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, Accounting for Contingencies. SFAS No. 5 requires us to accrue for losses we believe are probable and can be reasonably estimated. An analysis of the impact of FIN 48 is not yet complete; however, upon adoption, we do not expect the adoption of FIN 48 to have a material effect on our financial statements.

          In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations (“SFAS No. 141(R)”). SFAS No. 141(R), among other things, establishes principles and requirements for how the acquirer in a business combination (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired business, (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited. We are required to adopt SFAS No. 141(R) for all business combinations for which the acquisition date is on or after January 1, 2009. Earlier adoption is prohibited. This standard will change the accounting treatment for business combinations on a prospective basis.

          In April 2008, the FASB issued Staff Position (FSP) No. FAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. It is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years and should be applied prospectively to intangible assets acquired after the effective date. Early adoption is not permitted. FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives for intangible assets and should be applied to all intangible assets recognized as of, and subsequent to the effective date. The impact of FSP FAS 142-3 will depend on the size and nature of acquisitions on or after January 1, 2009.

          In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”). This statement establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures for instruments carried at fair value. The statement applies only to fair value measurements which are already required or permitted by other accounting standards. Accordingly, this statement does not require any new fair value measurements. SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Under SFAS No. 157, fair value measurements are not adjusted for transaction costs.

          On February 12, 2008, the Financial Accounting Standards Board issued Staff Position 157-2, which delayed the effective date for SFAS No. 157 for nonfinancial assets and nonfinancial liabilities until January 1, 2009. As such, we did not adopt SFAS No. 157’s fair value framework for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements at least annually.

          SFAS No. 157 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels are defined as follows:

▪	Level 1 – inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

▪

Level 2 – inputs to the valuation methodology include quoted prices in markets that are not active or quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

▪	Level 3 – inputs to the valuation methodology are unobservable, reflecting the entity’s own assumptions about assumptions market participants would use in pricing the asset or liability.

          A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

ITEM 3.	PROPERTIES

          The Banks currently operate 14 full service banking centers in Central Florida. The following table sets forth each of our Bank’s banking centers, date opened and the approximate total deposits (in thousands), as of December 31, 2008:

Office Name	Leased/Owned	Date Opened/Acquired	Total Deposits at December 31, 2008

Orange Bank of Florida
Clermont	Leased	June 2008	$5,166
Crystal River	Owned	October 2005	25,776
Dr Phillips	Leased	July 2005	17,281
Inverness	Owned	February 2008	18,910
Lake Mary	Owned	February 2008	24,716
Leesburg[1]	Leased	July 2008	181
Longwood	Leased	April 2007	42,256
Orlando (Main Office)	Leased	June 2005	32,905
Winter Garden	Leased	January 2007	12,250
Winter Park	Leased	November 2007	44,013

Floridian Bank
Daytona Beach (Main Office)	Owned	March 2007	62,164
Ormond	Leased	March 2006	20,852
Palm Coast	Leased	March 2007	6,410
Port Orange	Owned	June 2008	4,630

(1)	The Leesburg branch will be closed effective March 31, 2009.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

          The following table sets forth, as of February 15, 2009, the number of shares of our common stock beneficially owned by each person known by us to be the beneficial owner of more than 5.0% of our common stock, along with the name and shareholdings of each of our executive officers and directors, and finally by all executive officers and directors as a group. Unless otherwise stated, each person has sole voting and investment power with respect to the shares set forth in the table.

Percentage of Outstanding Common Stock Owned (1) (2)

Beneficial Owner	Number of Shares Held	Percentage(3)

Charlie W. Brinkley, Jr.(4)	137,685	2.2%
Keith A. Bulko	55,684	*
William F. Crider(5)	144,217	2.3%
Thomas H. Dargan, Jr.(6)	149,748	2.4%
Truman E. Gailey, Jr.	75,270	1.2%
Jennings L. Hurt(7)	84,000	1.4%
Michael L. McClanahan(8)	148,932	2.4%
Roxy Marrese, Jr.	53,930	*
W. Warner Peacock(9)	154,217	2.5%
Stanley H. Sandefur(10)	100,000	1.6%

All Officers and Directors as a Group (12 persons)	1,195,464	18.5%

(1)	All entries based on information provided to us by our directors and executive officers.

(2)

For purposes of this table, a person is considered to beneficially own shares of common stock if he or she directly or indirectly has or shares voting power, which includes the power to vote or to direct the voting of the shares, or investment power, which includes the power to dispose or direct the disposition of the shares, or if he or she has the right to acquire the shares under options which are exercisable currently or within 60 days of February 15, 2009. Each person named in the above table has sole voting power and sole investment power with respect to the indicated shares unless otherwise noted. A person is considered to have shared voting and investment power over shares indicated as being owned by the spouse or the IRA of the spouse of that person. The shares for each of the persons listed on the table include the following stock options (exercisable within 60 days of February 15, 2009):

Name	Stock Options

Charlie W. Brinkley, Jr.	10,963
Keith A. Bulko	49,000
William F. Crider	22,012
Thomas H. Dargan, Jr.	49,000
Truman E. Gailey, Jr.	10,500
Jennings L. Hurt	0
Michael L. McClanahan	94,352
Roxy Marrese, Jr.	10,500
W. Warner Peacock	22,012
Stanley H. Sandefur	0

(3)	An asterisk in this column means that the respective director or executive officer is the beneficial owner of less than 1% of our common stock.

(4)

Includes 18,000 shares held in a trust for his daughter under which Mr. Brinkley serves as co-trustee, of which he disclaims beneficial ownership. Of the shares of our common stock beneficially owned by Mr. Brinkley, 44,000 shares are pledged as security.

(5)	Of the shares of our common stock beneficially owned by Mr. Crider, 80,000 shares are pledged as security.

(6)	Of the shares of our common stock beneficially owned by Mr. Dargan, 87,500 shares are pledged as security for a line of credit.

(7)

Includes (i) 16,000 shares held in trusts under which Mr. Hurt shares investment power as a co-trustee, all of which he disclaims beneficial ownership; and (ii) 84,000 shares owned by a family partnership under which he has sole investment and voting power. Of the shares of our common stock beneficially owned by Mr. Hurt, 100,000 shares are pledged as security.

(8)

Includes 8,553 shares owned by a Florida general partnership for which Mr. McClanahan and his three borthers share investment and voting power. Mr. McClanahan and one other brother are the managing partners.

(9)

Includes 52,205 shares held in a trust under which Mr. Peacock shares investment power as a co-trustee with his wife. Of the shares of our common stock beneficially owned by Mr. Peacock, 130,000 shares are pledged as security.

(10)	Of the shares of our common stock beneficially owned by Mr. Sandefur, 100,000 shares are pledged as security.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS

          Our Board of Directors consists of 10 individuals, each of whom serves until the next annual meeting our shareholders. Our directors and executive officers are as follows:

Name	Age	Position

Charlie W. Brinkley, Jr.	55	Chairman and Chief Executive Officer
Keith A. Bulko	52	Director and President of Floridian Bank (3)
William F. Crider	68	Director (1)
Thomas H. Dargan, Jr.	54	President and Director
Truman E. Gailey, Jr.	65	Director (2)(3)
Teague Gilliland	56	Executive Vice President and Chief Operating Officer
Jennings L. Hurt	56	Director (2)
Michael L. McClanahan	47	Vice Chairman and President of Orange Bank of Florida
Roxy Marrese, Jr.	61	Director (1)
W. Warner Peacock	54	Director (2)
Stanley H. Sandefur	56	Director (1)
John D. Waters	62	Executive Vice President and Chief Financial Officer (3)

(1)	Member of the Compensation Committee

(2)	Member of the Audit Committee

(3)	Member of the Asset and Liability Committee

          Charlie W. Brinkley, Jr. has served as our Chairman and CEO and one of our directors since April 2008. From October 2007 until we acquired Orange Bank of Florida in March 2008, Mr. Brinkley was a director of Orange Bank of Florida. Mr. Brinkley was Chairman and CEO of Southern Community Bancorp from its inception in 1999 until it was acquired by First National Bank of Florida in September 2004. He was Vice Chairman at First National Bank of Florida until it was acquired by Fifth Third Bank in December 2004. Mr. Brinkley remained at Fifth Third Bank as Chairman of the Board for the Central Florida Region until September 2007. Mr. Brinkley holds a B.S. degree in Marketing from the University of Tennessee.

          Keith A. Bulko has served as Floridian Bank’s President and one of our directors since September 2005. Mr. Bulko was Senior Lender with Peninsula Bank from June 1998 until it was acquired by Southern Community Bancorp in May 2001. From May 2001 until it was acquired by First National Bank of Florida in September 2004, Mr. Bulko was Regional President of Volusia County Market for Southern Community Bancorp. He was Regional President of Volusia County Market at First National Bank of Florida until it was acquired by Fifth Third Bank in December 2004. Mr. Bulko remained at Fifth Third Bank as Commercial Sales Manager for Central Florida until January 2005. Mr. Bulko holds a B.A. degree in Political Science from Michigan State University.

          William F. Crider has served as one of our directors since April 2008. Since 1995, Mr. Crider has been retired. Prior to his retirement, Mr. Crider was Chairman and principal owner of Contractors Supply of Orlando and President of Gypsum Dealers Management Association. Mr. Crider holds a B.S. degree in Business from Florida Atlantic University.

          Thomas H. Dargan, Jr. has served as our President and one of our directors and Chairman and CEO of Floridian Bank since March 2006. Mr. Dargan was Chief Executive Officer with Peninsula Bank from June 1998 until it was acquired by Southern Community Bancorp in May 2001. From May 2001 until it was acquired by First National Bank of Florida in September 2004, Mr. Dargan was Chief Executive Officer for Southern Community Bank- Central Florida. He was Chief Executive Officer of the Central Florida Region at First National Bank of Florida until it was acquired by Fifth Third Bank in December 2004. Mr. Dargan remained at Fifth Third Bank as Chief Executive Officer of the Volusia County Region until March 2006. Mr. Dargan holds a B.A. degree in Marketing from Michigan State University.

          Truman E. (Roy) Gailey, Jr. has served as one of our directors since September 2005. Since May 1985, Mr. Gailey has been the President of Carter Electrical Management Company, Inc. In addition, Mr. Gailey has been President of Lumina Group, Inc, a communications systems business since November 1999.

          Jennings L. Hurt, III has served as one of our directors since April 2008. Mr. Hurt has practiced civil law since 1977 and has been an attorney with Rissman, Barrett, Hurt, Donahue & McLain, P.A. since 1987, where he currently serves as the managing partner. Mr. Gailey holds a B.S. degree in Business Administration from the University of Florida and a J.D. degree from Cumberland School of Law of Samford University.

          Michael L. McClanahan has served as our Vice Chairman and one of our directors since April 2008. From June 2005 until we acquired Orange Bank of Florida in March 2008, Mr. McClanahan was the President and CEO of Orange Bank of Florida. From 1995 until August 2004, , Mr. McClanahan was Executive Vice President-Market President of Mercantile Bank. Mr. McClanahan holds a B.S. degree in Finance from Florida State University.

          Roxy Marrese, Jr. has served as one of our directors since September 2005. Since May 1994, Mr. Marrese has been a physician with East Volusia Family Practice. Mr. Marrese holds an M.D. degree from The Ohio State University.

          W. Warner Peacock has served as one of our directors since September 2005. Since 2000, Mr. Peacock has been the President and CEO of First Team Properties, Inc., a real estate investment, management, and development company. In addition, Mr. Peacock has been President and CEO of NRAM Holdings, Inc, an owner of new car dealerships since January 2007. Mr. Peacock holds a B.S. degree in Accounting from Florida State University.

          Stanley H. Sandefur has served as one of our directors since April 2008. Since 1987, Mr. Sandefur has been the President of Sandefur Holding Co., Inc., a real estate developer.

          Teague Gilliland has served as our Executive Vice President and Chief Operating Officer since April 2008. From September 2007 until we acquired Orange Bank of Florida in March 2008, Ms. Gilliland was the Executive Vice President of Orange Bank of Florida. From October 2004 until September 2007, Ms. Gilliland was Chief Operating Officer of Florida Choice Bank. She was Executive Vice President and Senior Operations Officer at Southern Community Bank from February 1999 until September 2004.

          John D. Waters has served as our Executive Vice President and Chief Financial Officer since December 2005. From 1994 until December 2001, Mr. Waters was Chief Financial Officer, and from January 2002 until December 2003, was Director of Investor Relations of F.N.B. Corp., a bank holding company. From January 2004 until December 2007, Mr. Waters was President and Founder of Kelly, Pratt & Waters, Ltd., an investor relations consulting company. Mr. Waters holds a B.S. degree in Industrial Management from University of Dayton.

ITEM 6.	EXECUTIVE COMPENSATION

Summary Compensation Table

          The following summary compensation table shows compensation information for our principal executive officer and our two most highly compensated executive officers as of December 31, 2008 (our second and third highest compensated executive officers received exactly the same compensation in 2008, and therefore, both are disclosed). We refer to each of the individuals named in the table below as “named executive officers.”

(a)	(b)	(c)	(d)	(e)	(f)	(i)	(j)
Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)	All Other Compensation ($)(1)	Total ($)

Charlie W. Brinkley, Jr.	2008	$300,000	$—	$—	$20,827	$17,452	$347,499
Chairman and Chief Executive
Officer

Thomas H. Dargan, Jr.	2008	200,000	—	5,500	—	14,229	219,729
President

Keith A. Bulko	2008	200,000	—	5,500	—	14,229	219,729
President of Floridian Bank

Michael L. McClanahan	2008	175,000	25,630	—	14,600	18,534	233,764
Vice Chairman

(1)

The amounts reported reflect, for each named executive officer, the incremental cost to us of all perquisites and other personal benefits. The following table outlines those (i) perquisites and other personal benefits and (ii) additional all other compensation required by the SEC rules to be separately quantified:

Name	Club Dues	Automobile

Charlie W. Brinkley, Jr.	6,684	10,768
Thomas H. Dargan, Jr.	5,229	9,000
Keith A. Bulko	5,229	9,000
Michael L. McClanahan	7,199	11,335

(2)

Stock awards represents the fair value calculated in accordance with Statement of Financial Accounting Standard No. 123R, Share-Based Payment. Floridian Bank directors, including Messrs. Dargan and Bulko, receive shares of our common stock as compensation for serving as a director for Floridian Bank.

We have entered into a written employment agreement with each of our named executive officers.

          Charlie W. Brinkley.

          On October 1, 2007, Orange Bank of Florida entered into an Employment Agreement with Mr. Brinkley. Pursuant to that agreement, Mr. Brinkley served as an executive vice president of Orange Bank of Florida until our acquisition of Orange Bank of Florida. Upon the effective time of our merger with

Orange Bank of Florida, the agreement provided that Mr. Brinkley would be named our Chairman and Chief Executive Officer. His agreement is for an initial three-year period after which the term is extended for successive one year periods. The agreement provides for a minimum annual base salary of $175,000 with guaranteed increases as follows:

Beginning of the first calendar quarter after we have report total consolidated assets of at least:	Minimum Base Salary

$200 million	$ 200,000
$250 million	$ 250,000
$300 million	$ 300,000

          Mr. Brinkley is entitled to bonuses as determined by the Board of Directors of Floridian Bank.

          Mr. Brinkley is entitled to participate in all of the employee benefit programs and perquisites generally available to our executive officers, including the following benefits:

▪	Up to four (4) weeks vacation;

▪	Reimbursement for monthly club dues, assessments and expenses, and any other reasonable expenses incurred in connection with his employment; and

▪	A monthly automobile allowance.

          Pursuant to his employment agreement, Mr. Brinkley received an initial grant of 17,500 stock options to acquire shares of Orange Bank of Florida with an exercise price of $11.25 per share. Upon the merger of Orange Bank of Florida and us, the options were converted into 18,272 stock options to acquire shares of our common stock with an exercise price of $10.77 per share. In addition, upon our consolidated total assets reaching $500 million, we will grant to Mr. Brinkley a second grant of 25,000 stock options at fair market value (or 125% of book value if our shares of common stock are not publicly traded). All options granted to Mr. Brinkley vest and become exercisable in five (5) equal installments beginning on the first anniversary of the date of the initial grant. All unvested options become immediately vested upon a change-in-control, as provided in the stock option plan.

          In the event that any payment we make to Mr. Brinkley is considered to be an “excess parachute payment” within the meaning of Section 280G(b) of the Internal Revenue Code, we have agreed to pay to Mr. Brinkley an amount that, after reduction from the payment for all federal, state, and local tax (including excise tax or other additional taxes), is equal to all excise taxes that are imposed by Section 4999 of the Internal Revenue Code and any additional taxes or interest imposed by Section 409A of the Internal Revenue Code.

          Pursuant to the agreement, we agreed to enter into a deferred compensation arrangement. We discuss the Salary Continuation Plan in more detail below.

          Mr. Brinkley is entitled to certain severance benefits if his employment is terminated upon a change-in-control, if we terminate his employment without “cause”, or if he resigns for “Good Reason.” We discuss the definition of “cause” and “good reason,” as well as the severance benefits, below.

          Thomas H. Dargan and Keith A. Bulko.

          Messrs. Dargan and Bulko are entitled to the exact same compensation and benefits to each other. On March 20, 2006, our subsidiary, Floridian Bank, entered into an Employment Agreement with Messrs. Dargan and Bulko. Mr. Dargan serves as our President and Floridian Bank’s Chairman and Chief Executive Officer. Mr. Bulko serves as Floridian Bank’s President. Each of their agreements is for an initial three-year period after which the term is extended for successive one year periods. The agreement provides for a minimum annual base salary of $150,000 with a yearly increase of at least 8% following the first anniversary of the agreement. Each of Messrs. Dargan and Bulko is entitled to bonuses as determined by the Board of Directors of Floridian Bank.

          Each of Messrs. Dargan and Bulko is entitled to participate in all of the employee benefit programs and perquisites generally available to Floridian Bank’s employees as well as the following benefits:

▪	Life insurance coverage (payable to such beneficiary as each may designate);

▪	Life insurance policy maintained by each on his life;

▪	Up to four (4) weeks vacation;

▪	Reimbursement for monthly club dues, assessments and expenses, and any other reasonable expenses incurred in connection with his employment; and

▪	A monthly automobile allowance of $750.

          Pursuant to his employment agreement, each of Messrs. Dargan and Bulko received an initial grant of 49,000 stock options with an exercise price of $10.00 per share. All options were immediately vested.

          Each of Messrs. Dargan and Bulko is entitled to certain severance benefits if his employment is terminated upon a change-in-control, if we terminate his employment without “cause”, or if he resigns for “Good Reason.” We discuss the definition of “cause” and “good reason,” as well as the severance benefits, below.

          Michael L. McClanahan.

          On June 1, 2008, our subsidiary, Orange Bank of Florida, entered into an Employment Agreement with Mr. McClanahan. Mr. McClanahan serves as our Vice Chairman and Chief Operating Officer and Orange Bank of Florida’s President and Chief Executive Officer. His agreement is for an initial three-year period after which the term is extended for successive one year periods. The agreement provides for a minimum annual base salary of $175,000. Mr. McClanahan is entitled to bonuses as determined by the Board of Directors of Orange Bank of Florida.

          Mr. McClanahan is entitled to participate in all of the employee benefit programs and perquisites generally available to Floridian Bank’s other executive officers, including the following benefits::

▪	Up to four (4) weeks vacation;

▪	Reimbursement for monthly club dues, assessments and expenses, and any other reasonable expenses incurred in connection with his employment; and

▪	A monthly automobile allowance.

          In the event that any payment we make to Mr. McClanahan is considered to be an “excess parachute payment” within the meaning of Section 280G(b) of the Internal Revenue Code, we have agreed to pay to Mr. McClanahan an amount that, after reduction from the payment for all federal, state, and local tax (including excise tax or other additional taxes), is equal to all excise taxes that are imposed Section 4999 of the Internal Revenue Code and any additional taxes or interest imposed by Section 409A of the Internal Revenue Code.

          Mr. McClanahan is entitled to certain severance benefits if his employment is terminated upon a change-in-control, if we terminate his employment without “cause”, or if he resigns for “Good Reason.” We discuss the definition of “cause” and “good reason,” as well as the severance benefits, below.

Pension Benefits

          We provide to Mr. Brinkley retirement benefits under a Salary Continuation Agreement. We anticipate that we will offer similar benefits to each of Messrs. Dargan and Bulko beginning in April 2009. The key provisions of Mr. Brinkley’s Salary Continuation Agreement are as follows:

          Monthly Benefit.

          Upon separation from service on or after his normal retirement age (age 65), for reasons other than death, Mr. Brinkley will receive an Annual Benefit equal to the greater of (i) 60% of his highest annualized salary, excluding bonuses, commissions, fringe and incentive compensation but including deferrals under any retirement or cafeteria plan, for the three year period immediately prior to his separation from service or (ii) $180,000, for a period of 20 years. Upon separation from service, the Annual Benefit will be increased each year by the Consumer Price Index.

          Early Termination Benefit.

          If Mr. Brinkley is terminated from service prior to normal retirement age for any reason other than following a change of control or due to death, disability, or termination for cause, Mr. Brinkley will receive an amount equal to the liability that should be accrued under generally accepted accounting principles, for our obligation to Mr. Brinkley under the Salary Continuation Plan, subject to the following vesting schedule:

Date in Which Separation from Service Occurs	Vested Portion of Benefit

7/1/08-12/30/08	0%
12/31/08-12/30/09	10%
12/31/09-12/30/10	20%
12/31/10-12/30/11	30%
12/31/11-12/30/12	40%
12/31/12-12/30/13	50%
12/31/13-12/30/14	60%
12/31/14-12/30/15	70%
12/31/15-12/30/16	80%
12/31/16-12/30/17	90%
On or After 12/31/17	100%

          Change-in-Control Benefit.

          Upon a change-in-control, Mr. Brinkley will receive an amount equal to the present value of 15 years of annual payments equal to the greater of (i) one hundred percent of his Projected Benefit or (ii) $180,000. The change-in-control benefit will be paid in 60 equal monthly installments. For purposes of the Salary Continuation Agreement, “Projected Benefit” means 60% of Mr. Brinkley’s (x) highest annualized salary, excluding bonuses, commissions, fringe and incentive compensation but including deferrals under any retirement or cafeteria plan, for the three year period immediately prior to his separation from service, increased by (y) 5% annually from his separation of service until his normal retirement age.

          Disability Benefit.

          If Mr. Brinkley experiences a disability, which results in a termination of service prior to normal retirement age, Mr. Brinkley will receive an amount equal to the liability that should be accrued under generally accepted accounting principles for our obligation to Mr. Brinkley under the Salary Continuation Plan.

          Death Benefit.

          If Mr. Brinkley dies prior to a separation of service, his estate will receive an Annual Benefit equal to the greater of (i) 60% of his highest annualized salary, excluding bonuses, commissions, fringe and incentive compensation but including deferrals under any retirement or cafeteria plan, for the three year period immediately prior to his separation from service or (ii) $180,000, for a period of 20 years.

          Termination for Cause.

          No benefits are payable to Mr. Brinkley, if we terminate him for cause. A termination for cause for purposes of the Salary Continuation Agreement is defined in the same manner as his employment agreement, as discussed below.

Other Post-Employment Compensation.

          We have entered into employment agreements, and with regard to Mr. Brinkley a Salary Continuation Agreement, that will require us to provide compensation to Messrs. Brinkley, Dargan, Bulko, and McClanahan.

          Involuntary Not For Cause Termination or Termination for Good Reason.

                    Charlie W. Brinkley.

          Mr. Brinkley will be entitled to a lump sum amount equal to two times his base salary plus a lump sum amount equal to two times any bonus received by Mr. Brinkley in the previous 12 months and medical, long-term disability, dental, and life insurance coverage for a period of 18 months, if Mr. Brinkley is involuntary terminated not for cause or terminates for good reason. In addition, any unvested stock options would become immediately vested.

          A termination is for cause if it is for any of the following reasons:

▪

He fails or refuses to comply with the obligations required by his employment agreement or our policies; provided, however, that for the first failure or refusal, he will be given written warning, and the second failure or refusal will be grounds for termination for cause;

▪	He engages in conduct involving fraud, deceit, personal dishonesty, or breach of fiduciary duty, or any other conduct, which has or may adversely affect, our business or reputation;

▪	He violates any banking law or regulation, memorandum of understanding, cease and desist order, or other agreement with any banking agency having jurisdiction over us;

▪

He becomes subject to continuing intemperance in the use of alcohol or drugs, which has or may adversely affect the our business or reputation, or if he has been convicted of a crime involving moral turpitude;

▪	He files any petition under federal bankruptcy laws or any state insolvency laws; or

▪	He fails to achieve mutually agreed upon performance standards established from time to time.

          A termination by Mr. Brinkley is for good reason if, after it he has given written notice of the reason for termination and a 30 day cure period, will be deemed to occur for any of the following reasons:

▪	We materially breach his employment agreement;

▪	We significantly reduce his base compensation, duties, responsibilities, authority or title, without his prior written consent; or

▪	Upon a change of control.

               Thomas H. Dargan and Keith A. Bulko.

          Each of Messrs. Dargan and Bulko will be entitled to the continuation of payment of his base salary for 12 months plus an amount equal to any bonus received by Mr. Dargan or Mr. Bulko, as applicable, in the previous 12 months, if Mr. Dargan or Mr. Bulko, as applicable, is involuntary terminated not for cause, terminates for good reason, or upon a change of control. A termination is for cause if it is for any of the following reasons:

▪

He fails or refuses to comply with the obligations required by his employment agreement or our policies; provided, however, that for the first failure or refusal, he will be given written warning, and the second failure or refusal will be grounds for termination for cause;

▪	He engages in conduct involving fraud, deceit, personal dishonesty, or breach of fiduciary duty, or any other conduct, which has or may adversely affect, our business or reputation;

▪	He violates any banking law or regulation, memorandum of understanding, cease and desist order, or other agreement with any banking agency having jurisdiction over us;

▪

He becomes subject to continuing intemperance in the use of alcohol or drugs, which has or may adversely affect the our business or reputation, or if he has been convicted of a crime involving moral turpitude; or

▪	He files any petition under federal bankruptcy laws or any state insolvency laws.

          A termination of either Messrs. Dargan or Bulko is for good reason if, after it he has given written notice of the reason for termination and a 30 day cure period, will be deemed to occur for any of the following reasons:

▪	We materially breach his employment agreement;

▪	We significantly reduce his duties, responsibilities, authority or title, without his prior written consent; or

▪	We terminate his employment for any reason other than cause.

               Michael L. McClanahan.

          Mr. McClanahan will be entitled to a lump sum amount equal to two times his base salary plus a lump sum amount equal to two times any bonus received by Mr. McClanahan in the previous 12 months and medical, long-term disability, dental, and life insurance coverage for a period of 18 months, if Mr. McClanahan is involuntary terminated not for cause or terminates for good reason. In addition, any unvested stock options would become immediately vested.

          A termination is for cause if it is for any of the following reasons:

▪

He fails or refuses to comply with the obligations required by his employment agreement or our policies; provided, however, that for the first failure or refusal, he will be given written warning, and the second failure or refusal will be grounds for termination for cause;

▪	He engages in conduct involving fraud, deceit, personal dishonesty, or breach of fiduciary duty, or any other conduct, which has or may adversely affect, our business or reputation;

▪	He violates any banking law or regulation, memorandum of understanding, cease and desist order, or other agreement with any banking agency having jurisdiction over us;

▪

He becomes subject to continuing intemperance in the use of alcohol or drugs, which has or may adversely affect the our business or reputation, or if he has been convicted of a crime involving moral turpitude;

▪	He files any petition under federal bankruptcy laws or any state insolvency laws; or

▪	He fails to achieve mutually agreed upon performance standards established from time to time.

          A termination by Mr. McClanahan is for good reason if, after it he has given written notice of the reason for termination and a 30 day cure period, will be deemed to occur for any of the following reasons:

▪	We materially breach his employment agreement;

▪	We significantly reduce his base compensation, duties, responsibilities, authority or title, without his prior written consent; or

▪	Upon a change of control.

          Payments upon a Termination in Connection with a Change of Control.

          The definition of change of control is different under the executive employment agreements and the supplemental executive retirement program agreements.

          Pursuant to the employment agreements for Messrs. Brinkley, Dargan, Bulko, and McClanahan, a “change in control,” is defined as a merger or acquisition in which we are not the surviving entity, or the acquisition by any individual or group of beneficial ownership of more than 50% of our outstanding shares of common stock.

          A change of control under the Salary Continuation Agreement is defined as a change in the ownership or effective control of us, or in the ownership of a substantial portion of our assets, as such changes are defined in Section 409A of the Internal Revenue Code.

Option Exercises for 2008.

          There were no exercises of stock options by any of our named executive officers during the 2008 fiscal year.

Outstanding Equity Awards at Fiscal Year-End 2008.

          The following table provides information, for our named executive officers, on stock option holdings at the end of 2008.

	Number of Securities Underlying Unexercised Options (#)			Option Exercise Price ($)	Option Expiration Date

Name	Exercisable	Unexercisable

Charlie W. Brinkley, Jr.	—	32,500	(1)	$12.50	7/28/2018
	10,963	7,309	(2)	10.77	10/1/2017
Thomas H. Dargan, Jr.	49,000	—		10.00	12/28/2015
Keith A. Bulko	49,000	—		10.00	12/28/2015
Michael L. McClanahan	79,352	—		9.58	6/20/2015
	26,103	—		10.77	10/17/2017

(1)	The options vest ratably, with 20% vesting on each of the first five anniversaries of grant date.

(2)	The remaining options vest ½ on each of next two anniversaries of grant date.

Directors’ Compensation.

          We pay an annual retainer of $1,500 payable in our Common Stock to each outside director for their attendance at meetings of the Board of Directors. In addition, several of our directors receive payment for attending meetings of the Banks.

          Orange Bank pays all of its outside directors $500 for each Board meeting attended, which is reduced to $250 if the director attends telephonically. In September 2008, Orange Bank’s board agreed to reduce meeting fees by one half. In addition, Orange Bank pays each of its outside directors $100 for each Loan Committee meeting attended. All Orange Bank director fees are payable in cash.

          Floridian Bank pays all of its directors, including insiders, $500 for each Board meeting attended, which is reduced to $250 if the director attends telephonically. In September 2008, Floridian Bank’s board agreed to reduce meeting fees by one half. All Floridian Bank director fees are payable in shares of our Common Stock.

          Director Compensation Table.

          The following table sets forth a summary of the compensation we paid to our directors, other than directors who are also named executive officers, in 2008:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)	All Other Compensation ($)	Total ($)

William F. Crider	10,050	1,500	—	—	11,550

Truman E. Gailey, Jr.	—	6,500	—	—	6,500

Jennings L. Hurt	—	1,500	—	—	1,500

Roxy Marrese, Jr.	—	6,500	—	—	6,500

W. Warner Peacock	9,350	1,500	—	—	10,850

Stanley H. Sandefur	8,050	1,500	—	—	9,550

(1)	Stock awards represents the fair value calculated in accordance with Statement of Financial Accounting Standard No. 123R, Share-Based Payment.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Related Person Transactions.

          Some of our directors and officers, and other persons and entities with which they are affiliated, are customers of, and have in the ordinary course of business, banking transactions with the Banks. These transactions include loans, commitments, lines of credit, and letters of credit, any of which may, from time to time, exceed $120,000. All loans included in these transactions were made on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the time for comparable transactions with other persons who were not affiliates of the Banks and, in the opinion of management, did not involve more than the normal risk of collectability or presented other unfavorable features. Our Board approved all these transactions. All loans included in these transactions are performing in accordance with their terms. Additional transactions with these persons and businesses are anticipated in the future. As of December 31, 2008, the amount of credit extended to directors, executive officers and their affiliates was approximately $4.9 million.

          We recognize that transactions between us and any of our directors or executive officers can present potential or actual conflicts of interest and create the appearance that our decisions are based on considerations other than our and our shareholders’ best interests. Therefore, as a general matter and in accordance with our Code of Ethics for Senior Financial Officers, it is our preference to avoid these transactions. Nevertheless, we recognize that there are situations where these transactions may be in, or may not be inconsistent with, our best interests.

          Therefore, the Audit Committee of the Board of Directors, pursuant to its written charter, is charged with the responsibility of reviewing and approving any related person transactions, including those required to be disclosed as a “related person” transaction under applicable federal securities laws. Commencing in January 2009, and on an annual basis thereafter, each director and executive officer is required to complete a questionnaire that requires disclosure of any transactions the director or executive officer, or their immediate family members or associates, may have with us in which the director or executive officer, or their immediate family members or associates, has a direct or indirect material interest. Pursuant to the procedures, the Audit Committee will review any disclosed transaction in which we are or will be a participant and the amount involved exceeds $120,000. The Audit Committee considers the responses in the questionnaires and other information regarding the disclosed transactions. After its review, the Audit Committee will only approve or ratify those transactions that are in, or are not inconsistent with, our and our shareholders’ best interests, as the Committee determines in good faith.

          In November, 2008, Orange Bank of Florida entered into a lease agreement with First Team Properties, LLC, a company controlled by W. Warner Peacock, one of our directors, to lease space for one of Orange Bank’s branches. The terms of this lease agreement were negotiated at arms length and were made on substantially the same terms as would be available if we had entered into a similar agreement with an unaffiliated third party. We paid First Team Properties a total of $0 in 2008 because the space is still under construction. We anticipate that we will pay First Team Properties a total of $224,000 annually under the lease.

          Other than as disclosed above, no transactions requiring disclosure under applicable federal securities laws have occurred since January 1, 2006.

Director Independence.

          Our Board of Directors oversees our business, property, and affairs pursuant to the Florida Business Corporation Act and our Articles of Incorporation and Bylaws. Members of our Board are kept informed of our business through discussions with our senior management team, by reviewing materials provided to them, and by participating in Board and committee meetings.

          Our common stock is not listed on any national securities exchange. We have elected to apply the independence standards of the New York Stock Exchange or NYSE. NYSE requires that a majority of an issuer’s directors be “independent,” as defined by NYSE’s rules. Generally, a director does not qualify as an independent director if the director or a member of a director’s immediate family has had in the past three years certain relationships or affiliations with the issuer, the issuer’s external or internal auditors, or other companies that do business with the issuer. Our Board has affirmatively determined that a majority of our directors are independent directors under the objective standards of independence set forth in the NYSE rules. Based on these standards, our board determined that its independent directors include the following current directors: Messrs. Crider, Gailey, Hurt, Marrese, Peacock, and Sandefur. Our Board of Directors has established an audit committee and a compensation committee. Each of our directors on both committees is independent.

ITEM 8.	LEGAL PROCEEDINGS.

          We are periodically a party to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to our business. Management does not believe that there is any pending or threatened proceeding against us which, if determined adversely, would have a material adverse effect on our financial position, liquidity, or results of operations.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Absence of Public Market.

          Until the effective date of this registration under Section 12(g) of the Securities Exchange Act of 1934, our common stock has not been registered under the Securities Exchange Act of 1934, and has not traded on any exchange or over-the-counter market. There is no established public trading market for our securities. We currently have no plans to publicly offer any shares of our common stock.

Sale of Restricted Shares.

          All our shares of Common Stock, and all shares subject to outstanding options, were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act of 1933 or sold in accordance with Rule 144 or Rule 701 under the Securities Act of 1933. These shares are “restricted securities” within the meaning of Rule 144 under the Securities Act of 1933. As of February 15, 2009, a total of 1,753,020 shares of our common stock can be immediately sold pursuant to Rule 144 and we have agreed to register a total of 0 shares of our common stock under the Securities Act.

Number of Stockholders; Common Stock Subject to Convertible or Exercisable Securities.

          As of February 15, 2009, we had 767 stockholders of record. As of February 15, 2009, there were outstanding options to purchase 829,861 shares of our common stock.

Dividends.

          Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for that purpose. We have not paid any dividends to our holders of common stock in the past, and we currently do not intend to pay dividends on our common stock in the near future. In the event that we decide to pay dividends, there are a number of restrictions on our ability to do so.

          For a foreseeable period of time, our principal source of cash revenues will be dividends paid by the Banks with respect to their common stock. There are certain restrictions on the payment of these dividends imposed by federal banking laws, regulations and authorities. See the sections of this registration statement captioned “Item 1. Description of Business -Regulatory Considerations.”

          The declaration and payment of dividends on our common stock will depend upon our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by our board of directors. Regulatory authorities in their discretion could impose administratively stricter limitations on the ability of the Banks to pay dividends to us if such limits were deemed appropriate to preserve certain capital adequacy requirements.

Equity Compensation Plan Information.

          On March 20, 2008, our stockholders approved our 2008 Stock Option Plan, which provides for the granting of options to purchase up to 20% of the shares of our common stock outstanding from time to time, less the number of shares which would remain available for issuance under our previous stock option plans. Both incentive stock options and nonqualified stock options may be issued under the provisions of the Option Plan. Our employees and subsidiaries, members of the Board of Directors, independent consultants and advisors are eligible to participate in the Option Plan. Our Board of Directors or a committee of the Board of Directors authorizes the granting and vesting of options under the Option Plan. The following table provides certain information regarding our equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))

	(a)	(b)	(c)
Equity Compensation Plans Approved by Securities Holders	829,861	$10.43	401,575

Equity Compensation Plans Not Approved by Securities Holders	0	N/A	N/A
Total	829,861	$10.43	401,575

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES

          Set forth below are all of our sales of our securities within the past three years that were not registered under the Securities Act of 1933, as amended (“Securities Act”). None of these transactions involved any underwriters or any public offerings, and we believe that each of these transactions were exempt from registration requirements.

Sales of Common Stock.

          In February 2006, we sold 1,750,000 shares of our common stock in a private placement at a price of $10.00 per share, for aggregate gross proceeds of $17,500,000, to no more than 35 purchasers excluding “accredited investors,” as that term is defined in Rule 501(a) of the Securities Act. The issuance of our common stock in the private placement was made in reliance upon the exemption from the registration requirements of Section 4(2) and Rule 506 of Regulation D of the Securities Act and applicable state securities law exemptions. None of the securities were sold through an underwriter and, accordingly, there were no underwriting discounts or commissions involved.

          In June 2008, we sold 2,400,000 shares of our common stock in a private placement at a price of $12.50 per share, for aggregate gross proceeds of $30,000,000, to no more than 35 purchasers excluding “accredited investors,” as that term is defined in Rule 501(a) of the Securities Act. The issuance of our common stock in the private placement was made in reliance upon the exemption from the registration requirements of Section 4(2) and Rule 506 of Regulation D of the Securities Act and applicable state securities law exemptions. None of the securities were sold through an underwriter and, accordingly, there were no underwriting discounts or commissions involved.

          In April 2008, we adopted an Employee Stock Purchase Plan where we have reserved 300,000 shares of our common stock to be purchased by our employees at fair market value. Through February 15, 2009, employees have purchased 8,501 shares of our common stock at a price of $12.50 per share. The offers and sales of the shares were made in reliance upon the exemption from the registration requirements of the Securities Act afforded by Rule 701 thereof.

Shares Issued in Connection with the Merger.

          On March 31, 2008, we closed a merger transaction in which Orange Bank of Florida, a Florida chartered commercial bank, became our wholly-owned subsidiary. The transaction was treated as a merger of equals where each shareholder of Orange Bank received 1.04 shares of our common stock. Thus, on March 31, 2008, we issued a total of 1,983,790 shares of our common stock to the shareholders of Orange Bank of Florida in connection with our acquisition of Orange Bank of Florida. The issuance of our common stock in the merger was made in reliance upon the exemption from the registration requirements of the Securities Act afforded by Section 3(a)(10) thereof and applicable state securities law exemptions. The issuance was approved, after a hearing upon the fairness of the terms and conditions of the transaction, by the Florida Office of Financial Regulation under authority to grant such approval as expressly authorized by the laws of the State of Florida. None of the securities were sold through an underwriter and, accordingly, there were no underwriting discounts or commissions involved.

Stock Options.

          We have periodically granted stock option awards to key employees pursuant to our 2008 Stock Option Plan. Prior to the adoption of the 2008 Stock Option Agreement, we maintained an Officers’ and Employee’s Plan and a Director’s Stock Option Plan. Upon the adoption of the 2008 Stock Option Plan, no further grants have been, or will be, made pursuant to either the Officers’ and Employee’s Plan or the

Director’s Stock Option Plan. In addition to our stock plans, we granted 10,000 stock options to an executive officer pursuant to an employment agreement. Since our inception in 2006 and through February 15, 2009, we granted options to purchase a total of 829,861 shares of our common stock at prices ranging from $9.58 to $12.50 per share. These grants were awarded pursuant to the exemption from compliance with the registration requirements of the Securities Act provided by Rule 701 thereof.

ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

General.

          Our authorized capital consists of 100,000,000shares of common stock, par value $5.00 per share, and 1,000,000 shares of preferred stock, par value $5.00 per share. As of February 15, 2009, we had 6,157,178 shares of our common stock issued and outstanding and no shares of our preferred stock issued and outstanding. The outstanding shares of our common stock are fully paid and non-assessable. As of February 15, 2009, there were 829,861 shares of our common stock subject to issuance upon the exercise of options.

          Pursuant to this registration statement, we are registering our common stock described below.

Common Stock.

          Except as may be required by law or as may be provided by the resolutions of our Board of Directors authorizing the issuance of any class or series of preferred stock, all voting rights are vested in the owners of the common stock. Holders of our common stock are entitled to receive such dividends as may from time to time be declared by our board out of funds legally available for such purposes. Holders of common stock are entitled to one vote per share on all matters on which the holders are entitled to vote and do not have any cumulative votes in the election of directors. Holders of common stock have no conversion, redemption or sinking fund rights. In the event of our liquidation, dissolution or winding-up, holders of common stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all our debts and liabilities. Holders of common stock do not have any preemptive or other preferential rights to purchase any shares of equity securities issued by us from time to time.

          Our Articles of Incorporation and Bylaws contain certain provisions designed to assist our board in protecting our and our shareholders’ interests if any group or person attempts to acquire control of us. These provisions may help our Board of Directors determine whether a sale of control is in the best interests of our shareholders, or enhance their ability to maximize the value to be received by the shareholders upon a sale of our control.

          Although our management believes that these provisions are beneficial to our shareholders, these provisions may tend to discourage some takeover bids. As a result, our shareholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices. On the other hand, defeating undesirable acquisition offers can be a very expensive and time-consuming process. To the extent that these factors discourage undesirable proposals, we may be able to avoid those expenditures of time and money.

          Our anti-takeover provisions also may discourage open market purchases by a company that may desire to acquire us. Those purchases may increase the market price of our common stock temporarily, and enable shareholders to sell their shares at a price higher than they might otherwise obtain. In addition, our anti-takeover provisions may decrease the market price of our common stock by making the stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. The anti-takeover provisions also may make it more difficult and time consuming for a potential acquiror to obtain control of us by replacing the Board of Directors and management. Furthermore, the anti-takeover provisions may make it more difficult for our shareholders to replace the Board of Directors or management, even if a majority of the shareholders believes that replacing the Board of Directors or management is in our best interests. Because of these factors, these anti-takeover provisions may tend to perpetuate the incumbent Board of Directors and management.

          Our anti-takeover provisions include:

▪

The requirement that a special meeting of the shareholders may only be called by the shareholders if the holders of not less than 50% of all the shares entitled to vote on any issue at the meeting consent to such a meeting.

▪

Director nominations for election at annual meetings, other than nominations made by or at the direction of the Board of Directors, including by any nominating committee, may only be made according to the advance notice procedures set forth in the our Bylaws.

▪	Shareholders may not take any action required or permitted to be taken at a meeting of shareholders by the written consent of the shareholders entitled to vote on the action.

          Our Articles of Incorporation provide that our Board of Directors is divided into three classes, with each class to be as nearly equal in number as possible. The term of the Class I directors terminates on the date of the 2010 annual meeting of shareholders, the term of the Class II directors terminates on the date of the 2011 annual meeting of shareholders and the term of the Class III directors terminates on the date of the 2012 annual meeting of shareholders. At each annual meeting of shareholders, successors to the class of directors whose term expires at that annual meeting are to be elected for a three-year term. The effect of us having a classified Board of Directors is that only approximately one-third of the members of the Board is elected each year, which effectively requires two annual meetings for our shareholders to change a majority of the members of the Board of Directors. The purpose of dividing our Board of Directors into classes is to facilitate continuity and stability of our leadership by ensuring that experienced personnel familiar with us will be represented on our Board of Directors at all times, and to permit our management to plan for the future for a reasonable period of time. However, by potentially delaying the time within which an acquiror could obtain working control of the Board of Directors, this provision may discourage some potential mergers, tender offers, or takeover attempts.

          Our outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock.

          Under the Articles of Incorporation, our board has the power, without further action by the holders of common stock, to designate and issue from time to time the preferred stock in series having such designations, powers, preferences, rights and limitations, and on such terms and conditions as the board shall from time to time determine. Such rights and preferences include those as to voting, dividends (including whether dividends are cumulative), redemption (including sinking fund provisions), liquidation preferences and conversion. We have no current plan to issue any shares of preferred stock.

Transfer Agent and Registrar.

          We act as our own transfer agent and registrar.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

          The Florida Business Corporation Act authorizes a company to indemnify its directors and officers in certain instances against certain liabilities that they may incur by virtue of their relationship with the company. A company may indemnify any director, officer, employee or agent against judgments, fines, penalties, amounts paid in settlement, and expenses incurred in any pending, threatened or completed civil, criminal, administrative, or investigative proceeding (except an action by the company) against him or her in his capacity as a director, officer, employee, or agent of the company, or another company if serving in such capacity at the company’s request if he or she (i) acted in good faith; (ii) acted in a manner which he or she reasonably believed to be in or not opposed to the best interests of the company; and (iii) with respect to a criminal action, had no reasonable cause to believe his conduct was unlawful. Furthermore, a company may indemnify any director, officer, agent or employee against expenses incurred in defense or settlement of any proceeding brought by the company against him or her in his capacity as a director, officer, employee or agent of the company, or another company if serving in such capacity at the company’s request, if he or she: (i) acted in good faith; (ii) acted in a manner which he or she reasonably believed to be in or not opposed to the best interests of the company; and (iii) is not adjudged to be liable to the company (unless the court finds that he or she is nevertheless reasonably entitled to indemnity for expenses which the court deems proper). A company must repay the expenses of any director, officer, employee or agent who is successful on the merits of an action against him or her in his capacity as such.

          A Florida company is authorized to make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, except for acts or omissions which constitute (i) a violation of the criminal law (unless the individual had reasonable cause to believe it was lawful); (ii) a transaction in which the individual derived an improper personal benefit; (iii) in the case of a director, a circumstance under which certain liability provisions of the Florida Business Corporation Act are applicable (related to payment of dividends or other distributions or repurchases of shares in violation of such Act); or (iv) willful misconduct or a conscious disregard for the best interest of the company in a proceeding by the company, or a company shareholder. A Florida company also is authorized to purchase and maintain liability insurance for its directors, officers, employees and agents.

          Under our Bylaws, we may indemnify our directors and officers to the fullest extent permitted by applicable law. At present, we maintain directors’ and officers’ liability insurance covering our directors and officers against expenses and liabilities arising from certain actions to which they may become subject by reason of having served in such role. Such insurance is subject to the coverage amounts, exceptions, deductibles, and other conditions set forth in the policy.

          Federal banking law, which is applicable to us as a bank holding company and to the Banks as insured depository institutions, limits our and the Bank’s ability to indemnify their directors and officers. Neither the Banks nor we may make, or agree to make, indemnification payments to an institution-affiliated party such as an officer or director in connection with any administrative or civil action instituted by a federal banking agency if as a result of the banking agency action the indemnitee is assessed a civil money penalty, is removed from office or prohibited from participating in the conduct of our or the Banks’ affairs, or is subject to a cease and desist order. Prior to the resolution of any action instituted by the applicable banking agency, the Banks, or we, as applicable, may indemnify officers and directors only if the respective board of directors, as the case may be, (i) determines that the indemnified person acted in good faith, (ii) determines after investigation that making indemnification payments would not affect our safety and soundness or the safety and soundness of the Banks, as the case may be, and (iii) if the indemnified party agrees in writing to reimburse us or the Banks, as the case may be, for any indemnity payments which turn out to be impermissible.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

          See Item 15–Financial Statements and Exhibits of this registration statement.

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

          On May 22, 2008, Osburn, Henning and Company, our independent public accounting firms, notified our Audit Committee of its intention to resign due to the fact that we needed to register our common stock under Section 12 of the Exchange Act and that Osburn, Henning and Company was not a PCAOB registered public accounting firm. As such, the auditor-client relationship with Osburn, Henning and Company ceased on that date.

          Our Audit Committee initiated a search for a new public accounting firm by directing management to undertake a request for proposal from independent registered public accounting firms. We commenced our search on June 12, 2008 by asking four large public accounting firms to submit proposals.

          On September 30, 2008, the Audit Committee of our Board of Directors engaged McGladrey & Pullen LLP to act as our principal accountant for the fiscal year ending December 31, 2008.

          Osburn, Henning and Company’s audit report on our consolidated financial statements as of and for the year ended December 31, 2007 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

          Osburn, Henning and Company has elected not to provide their consent to us to file their audit opinion in our filings with the Securities and Exchange Commission. As a result, the Audit Committee of our Board of Directors engaged McGladrey & Pullen to reaudit our consolidated financial statements as of and for the year ended December 31, 2007. In addition, the Audit Committee of our Board of Directors engaged McGladrey & Pullen to reaudit Orange Bank of Florida’s financial statements as of and for the year ended December 31, 2007.

          During the fiscal year ended December 31, 2007 and the subsequent interim period through May 22, 2008, (i) there were no disagreements between us and Osburn, Henning and Company on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Osburn, Henning and Company, would have caused Osburn, Henning and Company to make reference to the subject matter of the disagreement in its report on our consolidated financial statements, and (ii) there were no “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

          During the fiscal year ended December 31, 2007 and the subsequent interim period through May 22, 2008, neither we nor anyone acting on our behalf consulted McGladrey & Pullen regarding (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements; or (2) any matter that was either the subject of a disagreement as defined in Item 304(a)(1)(iv) of Regulation S-K or a “reportable event” described in Item 304(a)(1)(v) of Regulation S-K.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements. Please see the following financial statements set forth below beginning on page F-1:

Page	Description

F-1	Floridian Financial Group, Inc. Consolidated Financial Statements as of December 31, 2008 and 2007 and for the years ended December 31, 2008 and 2007

F-26	Orange Bank of Florida Financial Statements as of December 31, 2007 and for the year then ended

(b) Exhibits. The following exhibits are furnished as exhibits hereto:

Exhibit No.	Description

2.1	Plan of Merger and Merger Agreement, by and between Orange Bank of Florida and Floridian Financial Group, Inc., dated as of October 31, 2007†

3.1	Articles of Incorporation of the Registrant†

3.2	First Amendment to the Articles of Incorporation of the Registrant†

3.3	Bylaws of the Registrant†

3.4	Second Amendment to the Articles of Incorporation of the Registrant

4.1	See Exhibits 3.1, 3.2, and 3.3 for provisions of the Articles of Incorporation and Bylaws of the Registrant defining rights of the holders of common stock of the Registrant

4.2	Floridian Financial Group, Inc. 2008 Stock Option Plan†

4.3	Floridian Financial Group, Inc. Employee Stock Purchase Plan†

10.1	Floridian Financial Group, Inc. 401(k) Plan†

10.2	Form of Stock Option Agreement for the Floridian Financial Group, Inc. 2008 Stock Option Plan for Directors†

10.3	Form of Stock Option Agreement for the Floridian Financial Group, Inc. 2008 Stock Option Plan for Incentive Stock Options†

10.4	Employment Agreement with Charlie W. Brinkley, dated as of October 1, 2007 †

10.5	Employment Agreement with Thomas H. Dargan, dated as of March 20, 2006†

10.6	Employment Agreement with Michael L. McClanahan, dated as of June 1, 2008†

10.7	Salary Continuation Agreement for Charlie W. Brinkley, dated as of July 1, 2008†

10.8	1st Amendment to the Salary Continuation Agreement for Charlie W. Brinkley, dated as of December 18, 2008†

10.9	Operating Agreement by and among Floridian Financial Mortgage LLC, Floridian Financial Group, Inc., and FBC Mortgage, LLC, dated September 5, 2008†

10.10	Employment Agreement with Keith A. Bulko, dated as of March 20, 2006†

16.1	Letter from Osburn, Henning and Company to the Securities and Exchange Commission dated February 27, 2009†

21.1	Subsidiaries of the Registrant†

†	Previously filed.

SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

FLORIDIAN FINANCIAL GROUP, INC.

(Registrant)

Date: April 29, 2009	By:	/s/ Thomas H. Dargan, Jr.

Thomas H. Dargan, Jr.
President

Floridian Financial Group, Inc. and Subsidiaries

Consolidated Financial Report
12.31.2008

McGladrey & Pullen, LLP is a member firm of RSM International, an affiliation of separate and independent legal entities.

Contents

Independent Auditor’s Report	F – 3

Financial Statements

Consolidated balance sheets	F-4

Consolidated statements of operations	F-5

Consolidated statements of shareholders’ equity	F-6

Consolidated statements of cash flows	F-7-8

Notes to consolidated financial statements	F-9-25

Independent Auditor’s Report

To the Board of Directors and Shareholders
Floridian Financial Group, Inc. and Subsidiaries
Daytona Beach, Florida

We have audited the accompanying consolidated balance sheets of Floridian Financial Group, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Floridian Financial Group, Inc. and Subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Orlando, Florida
April 29, 2009

McGladrey & Pullen, LLP is a member firm of RSM International, an affiliation of separate and independent legal entities.

Floridian Financial Group, Inc. and Subsidiaries

Consolidated Balance Sheets
December 31, 2008 and 2007
(Dollars in thousands, except for per share amounts)

Assets	2008	2007

Cash and Due from Banks	$17,603	$3,008
Federal Funds Sold	150	2,128
Securities Purchased Under Resale Agreements	—	210

Total cash and cash equivalents	17,753	5,346
Securities Available for Sale	43,916	5,029
Securities Held to Maturity (Fair value of $12,621 at December 31, 2008)	12,464	—
Other Investments	66	30
Loans, Net of Allowance for Loan Losses of $6,051 and $725 at December 31, 2008 and 2007, respectively	282,740	52,089
Property and Equipment	15,568	4,813
Goodwill	78	—
Intangible Assets	1,777	—
Deferred Income Taxes	29	652
Other Assets	13,754	517

Total assets	$388,145	$68,476

Liabilities and Shareholders’ Equity
Liabilities
Deposits:
Noninterest-bearing demand	$54,137	$8,955
Savings, NOW and money market	151,512	24,461
Time deposits under $100	45,066	9,329
Time deposits of $100 or more	56,953	9,219

Total deposits	307,668	51,964
Short-term Borrowings	18,737	—
Other Liabilities	1,026	100

Total liabilities	327,431	52,064

Commitments and Contingencies (Notes 10 and 13)
Stockholders’ Equity
Preferred stock, $5 par value, 1,000,000 shares authorized; none outstanding	—	—
Common stock, $5 par value, 10,000,000 shares authorized; 6,157,178 and 1,753,020 shares issued and outstanding	30,786	8,765
Additional paid-in capital	36,983	8,827
Retained earnings (deficit)	(7,316)	(1,203)
Accumulated other comprehensive income	261	23

Total shareholders’ equity	60,714	16,412

Total liabilities and shareholders’ equity	$388,145	$68,476

Floridian Financial Group, Inc. and Subsidiaries

Consolidated Statements of Operations
Years Ended December 31, 2008 and 2007
(Dollars in thousands)

	2008	2007

Interest income:
Interest and fees on loans	$11,650	$3,416
Interest on securities	1,720	286
Interest on federal funds sold	271	564
Other interest	341	11

Total interest income	13,982	4,277

Interest expense:
Interest on deposits	5,397	1,832
Other interest	49	—

Total interest expense	5,446	1,832

Net interest income	8,536	2,445

Provision for loan losses	3,868	245

Net interest income after provision for loan losses	4,668	2,200

Noninterest income:
Origination fees on loans sold	41	112
Other noninterest income	526	102

	567	214

Noninterest expense:
Salaries and employee benefits	6,140	1,731
Occupancy and equipment expenses	2,320	465
Data processing	714	269
Professional fees	214	73
Stationery and supplies	236	73
Insurance	241	45
Telephone & communications	208	43
Marketing	166	88
Other operating expenses	1,220	193

Total noninterest expense	11,459	2,980

Loss before income taxes	(6,224)	(566)

Income tax benefit	111	185

Net loss	$(6,113)	$(381)

Floridian Financial Group, Inc. and Subsidiaries

Consolidated Statements of Shareholders’ Equity
Years Ended December 31, 2008 and 2007
(Dollars in thousands)

	Common Stock Par Value	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity

Balance at December 31, 2006	$8,750	$8,765	$(822)	$(5)	$16,688
Sale of 3,020 shares of common stock to employee benefit plan	15	18	—	—	33

Comprehensive loss:
Net loss	—	—	(381)	—	(381)
Change in unrealized loss on securities available for sale, net of income tax	—	—	—	28	28

Total comprehensive loss					(353)
Shared-based compensation	—	44	—	—	44

Balance at December 31, 2007	8,765	8,827	(1,203)	23	16,412

Sale of 19,428 shares of common stock to employee benefit plan	97	134	—	—	231
Sale of 2,400,000 shares in secondary offering net of expense	12,000	17,961	—	—	29,961

Comprehensive loss:
Net loss	—	—	(6,113)	—	(6,113)
Change in unrealized gain on securities available for sale, net of income tax	—	—	—	238	238

Total comprehensive loss	—	—			(5,875)
Share-based compensation	—	138	—	138
Issuance of 1,983,790 shares of stock for acquisition	9,919	9,919	—	—	19,838
Exercise of 940 stock options	5	4	—	—	9

Balance at December 31, 2008	$30,786	$36,983	$(7,316)	$261	$60,714

Floridian Financial Group, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended December 31, 2008 and 2007
(Dollars in thousands)

	2008	2007

Cash Flows From Operating Activities
Net loss	$(6,113)	$(381)
Adjustments to reconcile net loss to net cash used in operating activities:
Deferred income tax benefit	(111)	(185)
Provision for loan losses	3,868	245
Depreciation and amortization	967	237
Net accretion of securities	525	(1)
Share-based compensation	138	44
Realized gain on sales of available-for-sale securities, net	(4)	—
Increase in cash surrender value	(210)	—
Decrease (increase) in accrued interest receivable	(535)	42
(Decrease) increase in accrued interest payable	(56)	23
Other, net	380	(70)

Net cash used in operating activities	(1,151)	(46)

Cash Flows From Investing Activities
Purchase of securities held to maturity	(12,464)	—
Purchase of securities available for sale	(42,654)	(4,991)
Maturities and calls of securities available for sale	33,264	7,000
Net increase in loans	(115,401)	(20,309)
Purchases of property and equipment, net	(2,523)	(1,893)
Investment in Floridian Financial Mortgage	(36)	—
Purchase of bank owned life insurance	(10,000)	—
Cash received in acquisition	34,790	—

Net cash used in investing activities	(115,024)	(20,193)

Cash Flows From Financing Activities
Net increase in deposits	79,644	17,748
Net increase in short-term borrowings	18,737	—
Proceeds from sale of stock	30,201	33

Net cash provided by financing activities	128,582	17,781

Net increase (decrease) in cash and cash equivalents	12,407	(2,458)
Cash and cash equivalents
Beginning of year	5,346	7,804

Ending of year	$17,753	$5,346

(Continued)

Floridian Financial Group, Inc. and Subsidiaries

Consolidated Statements of Cash Flows (Continued)
Years Ended December 31, 2008 and 2007
(Dollars in thousands)

	2008	2007

Supplemental Disclosures of Cash Flow Information and noncash transactions
Interest paid	$5,502	$1,809

Income taxes paid	$—	$—

Loans transferred to other real estate owned	$712	$—
Acquisitions (Note 2)
Assets acquired:
Cash and cash equivalents	$34,790
Available-for-sale securities	29,637
Loans, net	120,026
Premises and equipment, net	9,054
Other	906
Core deposit intangibles	1,921
Excess of cost over fair value of net assets acquired	78

	196,412

Liabilities Assumed
Deposits	176,060
Other liabilities	514

Net assets acquired	19,838

Stock issued	$19,838

See Notes to Consolidated Financial Statements.

Floridian Financial Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in thousands, except per share amounts)

Note 1.	Nature of Business and Summary of Significant Accounting Policies

Nature of business: Floridian Financial Group, Inc. (the “Company”) is a registered Bank Holding Company formed exclusively to organize and own 100% of its subsidiary banks, Floridian Bank and Orange Bank of Florida, (collectively referred to as the “Banks”). The Company was incorporated in 2005, and became operational as a bank holding company once Floridian Bank opened. Floridian Bank is a state-chartered, federally-insured full service commercial banking institution and presently conducts business from its headquarters and main office in Daytona Beach and branch offices in Ormond Beach, Palm Coast and Port Orange, Florida. Orange Bank of Florida is a state-chartered, federally-insured full service commercial banking institution with its headquarters in Orlando, Florida. The Company operates from its main office and branch offices in the Orlando area, Crystal River and Lake County Florida.

The accompanying financial statements include the consolidated financial results of the Company and the Banks. All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of Financial Statement Presentation: The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany items and transactions have been eliminated in consolidation. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and general practices within the financial services industry.

Use of estimates: In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, deferred tax assets and the fair value of financial instruments.

The Company adopted SFAS No. 157, Fair Value Measurements (SFAS 157) effective January 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. The adoption of SFAS 157 did not have a material impact on the consolidated financial statements or results of operations of the Company. In accordance with Financial Accounting Standards Board Staff Position (FSP) No. 157-2, “Effective Date of FASB Statement No. 157,” the Company will delay application of SFAS 157 for non-financial assets and non-financial liabilities such as goodwill, other intangibles, real estate owned, and repossessed assets until January 1, 2009. SFAS 157 applies to all financial instruments that are measured and reported on a fair value basis. See Note 17 for additional information.

In conjunction with the adoption of SFAS 157, we also adopted SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of SFAS No. 115 (SFAS 159) as of January 1, 2008. SFAS 159 provides companies the option to report selected financial assets and liabilities at fair value. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. After the initial adoption, the election is made at the acquisition of a financial asset or financial liability and it may not be revoked. The Company has not elected the fair value option for any financial assets or liabilities. See Note 17 for additional information.

A summary of the Company’s significant accounting policies follows:

Comprehensive income (loss): Comprehensive income or loss is comprised of the net loss and any items of “other comprehensive income.” The only item of other comprehensive income for the Banks is the unrealized gain or loss on the available-for-sale investment securities portfolio, net of tax.

Securities: Certain securities which management has the positive intent and ability to hold until their maturity are classified as held to maturity. Such securities are carried at cost, adjusted for related amortization of premium and accretion of discounts through interest income from securities.

Floridian Financial Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in thousands, except per share amounts)

Note 1.	Nature of Business and Summary of Significant Accounting Policies (Continued)

Securities available for sale which are used for asset/liability, liquidity and other funds management purposes have indefinite holding periods and are accounted for on a fair value basis with net unrealized gains and losses included in other comprehensive income. Declines in the fair value of securities available for sale that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Banks to retain its investment in the issuer for period of time sufficient to allow for any anticipated recovery in fair value. Amortization and accretion of premiums and discounts are recognized as adjustments to interest income. Realized gains and losses are recognized using the specific identification method.

Loans and allowance for loan losses: Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses and unearned fees and costs, net. Interest on loans is calculated by using the simple interest method on daily balances of the principal amounts outstanding unless loans are classified as nonaccrual loans. The accrual of interest is discontinued when future collection of principal or interest in accordance with the contractual terms becomes doubtful. When interest accrual is discontinued, all unpaid accrued interest is reversed against interest income. Accrual of interest is generally resumed when the customer is current on all principal and interest payments and has been paying on a timely basis for a period of time.

The allowance for loan losses is established through a provision for loan losses charged against operations. Loans are charged against the allowance for loan losses when management believes that the collectability of the principal is unlikely. The allowance is an amount that management believes is adequate to absorb losses on existing loans that may become uncollectible, based on evaluations of the collectability of loans, industry historical loss experience, current economic conditions, portfolio mix, and other factors. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when it is probable the creditor will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Cash collections on impaired loans are credited to the loan receivable balance and no interest income is recognized on those loans until the principal balance is current.

Credit related financial instruments: In the ordinary course of business the Banks have entered into off-balance-sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded.

Transfers of financial assets: Transfers of financial assets are accounted for as sales only when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of the right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Property and equipment: Leasehold improvements and property and equipment are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives assigned to furniture and equipment range generally from 5 to 15 years, while leasehold improvements are amortized over the lease term. Maintenance and repairs are charged to operations, and improvements and additions are capitalized.

Goodwill: The Company’s goodwill includes the excess of cost over the fair value of net assets acquired arising from the purchase of certain assets and the assumption of certain liabilities from unrelated entities. Goodwill is evaluated on an annual basis to determine impairment, if any. No impairment loss was required for the year ended December 31, 2008.

Floridian Financial Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in thousands, except per share amounts)

Note 1.	Nature of Business and Summary of Significant Accounting Policies (Continued)

Intangible assets: The Company’s intangible assets include the value of ongoing customer relationships (core deposit intangibles) arising form the purchase of certain assets and the assumption of certain liabilities from unrelated entities. Core deposit intangibles are amortized over a straight line basis for a 10 year period. Any impairment in the intangibles would be recorded against income in the period of impairment.

Income taxes: The Company and Banks use the liability method for accounting for deferred income taxes. This method requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for net operating loss carryforwards.

Cash flow information: For purposes of the statement of cash flows, the Company considers cash and due from banks, federal funds sold and securities purchased under resale agreements to be cash and cash equivalents. Cash flows from loans and deposits are treated as net increases or decreases.

Share-based compensation: The Company has a stock option plan for its employees and for its directors, as more fully described in Note 14 to these financial statements. The Company is required to recognize compensation cost relating to share-based payment transactions, based on the fair value of the equity or liability instruments issued, in its financial statements. Compensation cost has been measured using the fair value of an award on the grant dates and is recognized over the service period, which is usually the vesting period.

Other: The Banks follow the policy of expensing advertising costs as incurred. Advertising and business development costs charged to operations during 2008 and 2007 were $166 and $88, respectively.

Recent accounting pronouncements: In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, Accounting for Contingencies. SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. An analysis of the impact of FIN 48 is not yet complete; however, upon adoption, the Company does not expect the adoption of FIN 48 to have a material effect on its financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations (SFAS No. 141(R)). SFAS No. 141(R), among other things, establishes principles and requirements for how the acquirer in a business combination (a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired business, (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited. The Company is required to adopt SFAS No. 141(R) for all business combinations for which the acquisition date is on or after January 1, 2009. Earlier adoption is prohibited. This standard will change the accounting treatment for business combinations on a prospective basis.

Floridian Financial Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in thousands, except per share amounts)

Note 1.	Nature of Business and Summary of Significant Accounting Policies (Continued)

In April 2008, the FASB issued Staff Position (FSP) No. FAS 142-3, Determination of the Useful Life of Intangible Assets (FSP FAS 142-3). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. It is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years and should be applied prospectively to intangible assets acquired after the effective date. Early adoption is not permitted. FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives for intangible assets and should be applied to all intangible assets recognized as of, and subsequent to the effective date. The impact of FSP FAS 142-3 will depend on the size and nature of acquisitions on or after January 1, 2009.

Reclassifications: Certain amounts in the 2007 financial statements have been reclassified for comparative purposes to conform with the presentation in the 2008 financial statements. The results of these classifications had no effect on net operations or shareholders’ equity.

Note 2.	Business Combination

On March 31, 2008, as part of our growth through affiliation strategy, the Company acquired 100% of the outstanding common shares of Orange Bank of Florida (Orange), a central Florida community bank. The purchase price for Orange was $20,422 paid with 1,983,790 shares of common stock valued at $10.00 per share, and options valued at $584. The value of the shares issued was determined by an independent valuation firm, and the options were valued using Black-Sholes methodology. At the date of the acquisition, Orange had assets of $195,600, loans of $120,900 and deposits of $175,800. The acquisition was accounted for using the purchase method of accounting, and accordingly, the results of operations have been included in the Company’s results of operations since the date of acquisition. Under this method of accounting, the purchase price is allocated to the respective assets acquired and liabilities assumed based on their estimated fair values, net of applicable income tax effects. See the supplemental information provided in the Statement of Cash Flows for the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. The $1,921 of acquired core deposit intangible is being fully amortized over a life of ten years. The only other significant intangible acquired was the excess cost over fair value of net assets acquired of approximately $78, which has been recorded as goodwill and is not being amortized. Certain related items are still being negotiated, and as such the allocation of purchase price is subject to refinement, which management does not anticipate will be material.

The unaudited pro forma results of operations, which follow, assume that the Orange acquisition had occurred on January 1, 2007. In addition to combining the historical results of operations, the pro forma calculations include purchase accounting adjustments related to the acquisition. The pro forma calculations do not include any anticipated cost savings as a result of the acquisition.

Unaudited pro forma consolidated results of operations for the years ended December 31, 2008 and 2007 as though Orange had been acquired January 1, 2007 are as follows:

	2008	2007

Interest income	$16,459	$13,608
Interest expense	6,658	6,075

Net interest income	9,801	7,533
Provision for loan losses	(4,137)	(558)
Non-interest income	743	365
Non-interest expense	(13,514)	(7,745)

Income before taxes	(7,107)	(405)
Income benefit	374	92

Net loss	$(6,733)	$(313)

The pro forma results of operations are not necessarily indicative of the actual results of operations that would have occurred had the Orange acquisition actually taken place as of January 1, 2007 or results that may occur in the future.

Floridian Financial Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in thousands, except per share amounts)

Note 3.	Cash and Due From Banks

The Banks are required to maintain vault cash and reserve balances with the Federal Reserve Bank based upon a percentage of deposits. These requirements approximated $2,000 and $22 at December 31, 2008 and 2007, respectively.

Note 4.	Securities

The amortized cost and estimated fair value of securities with gross unrealized gains and losses follows:

	December 31, 2008

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Securities Available for Sale
Debt Securities:
U.S. Government and federal agencies	$26,166	$151	$(13)	$26,304
Mortgage-backed	17,331	289	(8)	17,612

Total securities available for sale	$43,497	$440	$(21)	$43,916

Securities Held to Maturity
Debt securities:
U.S. Government and federal agencies	$12,464	$201	$(44)	$12,621

Total securities held to maturity	$12,464	$201	$(44)	$12,621

	December 31, 2007

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Securities Available for Sale
Debt Securities:
U.S. Government and federal agencies	$4,991	$38	$—	$5,029

Total securities available for sale	$4,991	$38	$—	$5,029

At December 31, 2008 and 2007, U.S. government obligations with a carrying value of $8,354 and $0, respectively, were pledged to secure public deposits and for other purposes required or permitted by law. At December 31, 2008 and 2007, the carrying amount of securities pledged to secure repurchase agreements was $7,119 and $0, respectively.

The carrying amount of debt securities by contractual maturity at December 31, 2008 follows:

	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	Over 10 years	Total

Available for Sale, at Fair Value
U.S. Government and federal agencies	$—	$14,889	$6,307	$5,108	$26,304
Mortgage-backed	—	1,668	15,944	17,612

Total	$—	$16,557	$6,307	$21,052	$43,916

Securities Held to Maturity, at cost
U.S. Government and federal agencies	$—	$—	$2,095	$10,369	$12,464

Total	$—	$—	$2,095	$10,369	$12,464

Floridian Financial Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in thousands, except per share amounts)

Note 4.	Securities (Continued)

For the years ended December 31, 2008 and 2007, proceeds from sales maturities, and calls of securities available for sale amounted to $33,264 and $7,000, respectively. Gross realized gains amounted to $4 and $0, respectively. There were no gross realized losses for the years ended December 31, 2008 and 2007.

Subsequent to year-end, the Company sold $15,684 of securities from its available-for-sale portfolio, realizing a gain of $155.

Information pertaining to securities with gross unrealized losses at December 31, 2008 aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less Than Twelve Months		Over Twelve Months

	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Total Unrealized Losses

Securities Available for Sale
Debt Securities:
U.S. Government and federal agencies	$13	$2,608	$—	$—	$13
Mortgage-backed	8	1,668	—	—	8

Total securities held to maturity	$21	$4,276	$—	$—	$21

Securities Held to Maturity
Debt Securities:
U.S. Government and federal agencies	$44	$3,090	$—	$—	$44

Total securities available for sale	$44	$3,090	$—	$—	$44

Note 5.	Loans

Loans at December 31, 2008 and 2007 were comprised of the following:

	2008	2007

Commercial and financial	$50,962	$17,086
Real estate mortgages	221,485	32,619
Installment and consumer	16,586	3,155

Total loans	289,033	52,860
Allowance for loan losses	(6,051)	(725)
Unearned fees	(242)	(46)

Net loans	$282,740	$52,089

Activity in the allowance for loan losses during 2008 and 2007 is as follows:

	2008	2007

Beginning balance	$725	$480
Net charge offs	(57)	—
Increase due to acquisitions	1,515	—
Provision	3,868	245

Ending balance	$6,051	$725

Floridian Financial Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in thousands, except per share amounts)

Note 5.	Loans (Continued)

The following is a summary of information pertaining to impaired and nonaccrual loans:

	December 31,

	2008	2007

Impaired loans without a valuation allowance	$7,695	$—
Impaired loans with a valuation allowance	8,580	—

Total impaired loans	$16,275	$—

Valuation allowance related to impaired loans	$2,423	$—
Total nonaccrual loans	5,999	—
Total loans past-due 90 days or more and still accruing	—	—

	Years Ended December 31,

	2008	2007

Average investment in impaired loans	$1,702	—
Interest income recognized on impaired loans	—	—
Interest income recognized on a cash basis on impaired loans	—	—

No additional funds are committed to be advanced in connection with impaired loans.

Note 6.	Property and Equipment

The components of property and equipment, and the aggregate related accumulated depreciation and amortization at December 31, 2008 and 2007 are as follows:

	2008	2007

Land and land improvements	$3,723	$1,190
Buildings	8,873	2,540
Leasehold improvements	1,131	389
Construction in process	12	226
Furniture and equipment	3,590	728
Automobiles	77	24

	17,407	5,097
Less accumulated depreciation and amortization	(1,839)	(284)

	$15,568	$4,813

Depreciation charged to operations during 2008 and 2007 was $819 and $210, respectively.

Note 7.	Goodwill and Intangible Assets

The Company’s goodwill includes the excess of cost over fair value of net assets acquired arising from the purchase of certain assets and the assumption of certain liabilities from unrelated entities. The changes in the carrying amount of goodwill for the year ended December 31, 2008 are as follows:

Balance at beginning of year	$—
Goodwill acquired during year	78

Balance at end of year	$78

Goodwill related to acquisitions is not being amortized, but is evaluated annually for impairment. Any impairment in goodwill would be recognized against income in the period of impairment.

Floridian Financial Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in thousands, except per share amounts)

Note 7.	Goodwill and Intangible Assets (Continued)

Intangible assets consisted of the following at December 31, 2008:

Core deposit intangibles	$1,921
Other intangibles	—

1,921
Less: accumulated amortization	(144)

Intangible assets, net	$1,777

The Company’s intangible assets include the value of ongoing customer relationships (core deposit) arising from the purchase of certain assets and the assumption of certain liabilities from unrelated entities.

Core deposit intangibles of $1,921 are being amortized over a 10 year period. Core deposit intangible assets are periodically reviewed for impairment. Any impairment in the core deposit would be recognized against income in the period of impairment.

Amortization of core deposit intangibles was approximately $144 during the year ended December 31, 2008. Estimated aggregate amortization expenses for the core deposit intangibles for the next five years are as follows:

Year Ending December 31,

2009	$192
2010	192
2011	192
2012	192
2013	192

$960

Note 8.	Deposits

Maturities of time certificates of deposit scheduled to mature after December 31, 2008 are as follows:

Year Ending December 31,

2009	$98,889
2010	1,844
2011	1,077
2012	209
2013	—

$102,019

The time deposits under $100 and of $100 or more, as reflected on the consolidated balance sheet, includes approximately $9,700 and $0 of brokered deposits at December 31, 2008 and 2007, respectively. At December 31, 2008, original maturities of brokered deposits range from three to six months.

Note 9.	Employee Benefit Plans

During 2006, the Company adopted a 401(k) plan under which all full-time employees may elect to participate. There was no Company contribution to the plan in either 2008 or 2007. During 2008 and 2007, the plan acquired 19,428 and 3,020 shares, respectively, of Company common stock from the Company for the plan’s investment portfolio.

Floridian Financial Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in thousands, except per share amounts)

Note 10.	Operating Leases

The Company leases ten banking facilities under noncancelable operating leases with unrelated parties. Future amounts due under these leases in the five years after 2008 and in the aggregate are as follows:

Year Ending December 31,

2009	$800
2010	979
2011	987
2012	968
2013	985
Thereafter	7,138

$11,857

The total charge to 2008 and 2007 operations for all operating leases was $688 and $123, respectively.

The facility leases are generally for a ten year term, two ending in 2014, two ending in 2015, two ending in 2016 however (2) leases are for one year ending in 2009 and one is a thirty year lease ending in 2036 and the other in 2017. These leases usually contain five year renewal options.

Note 11.	Income Taxes

The components of the benefit from income taxes for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007

Current:
Federal	$—	$—
State	—	—

	—	—

Deferred:
Federal	(111)	(167)
State	—	(18)

	(111)	(185)

Total tax benefit	(111)	(185)

The income tax benefit differs from the amounts determined by applying the statutory federal income tax rate to income before income taxes for the following reasons:

	2008 Amount	%	2007 Amount	%

Income tax at statutory rate	$(2,116)	34.0%	$(193)	34.1%

Increase (decrease) in tax expenses resulting from:
Permanent differences	7	-0.1%	25	-4.4%
State tax, net of federal benefit	(226)	3.6%	(18)	3.2%
Change in valuation allowance during year	2,200	-35.3%	—	0.0%
Other	24	0.1%	—	0.0%

Income tax benefit	$(111)	2.3%	$(186)	32.7%

Floridian Financial Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in thousands, except per share amounts)

Note 11.	Income Taxes (Continued)

Net deferred tax assets are included in other assets in the accompanying balance sheets. The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, 2008 and 2007 follow:

	2008	2007

Deferred tax assets
Loan loss allowance	$1,780	$248
Pre-opening and organizational costs	398	228
Net operating loss carryforward	1,295	228
Contribution carryover	17	8
Non-accrual interest income	49	—
Accrued rent payable	30	—
Compensation costs	12	—

Gross deferred tax assets	3,581	712
Valuation allowance	(2,200)	—

Net deferred tax assets	$1,381	$712

Deferred tax liabilities
Property and equipment	$(335)	$(46)
Unrealized gains on available for sale securities	(157)	(14)
Core deposit intangible	(669)
Loan portfolio mark up	(191)

Deferred tax liabilities	(1,352)	(60)

Net deferred tax assets	$29	$652

At December 31, 2008 and 2007, the consolidated company has a net operating loss carryover of approximately $3,500 and $600, respectively, for income tax purposes which will expire in 2026, 2027 and 2028 if not utilized earlier.

Note 12.	Related Party Accounts

The Banks periodically make loans to principal shareholders and to directors and/or companies in which they hold a 10% or more beneficial ownership. Any such loans are made in the normal course of business at prevailing interest rates and terms. Annual activity consisted of the following:

	2008	2007

Beginning balance	$6,626	$5,251
New Loans	1,076	1,578
Assumed in Orange Bank merger	7,143	—
Repayments	(969)	(203)

Ending balance	$13,876	$6,626

Note 13.	Commitments and Contingencies

Financial instruments with off-balance-sheet risk: The financial statements do not reflect various commitments and contingent liabilities that arise in the normal course of business to meet the financing needs of customers. These include commitments to extend credit and honor stand-by letters of credit. These instruments involve, to varying degrees, elements of credit, interest rate and liquidity risks in excess of amounts reflected in the balance sheets. The extent of the Bank’s involvement in these commitments or contingent liabilities is expressed by the contractual, or notional, amounts of the instruments.

Commitments to extend credit, which amount to $95,400 and $17,100 at December 31, 2008 and 2007, respectively, represent legally binding agreements to lend to customers with fixed expiration dates or other termination clauses. Since many commitments are expected to expire without being funded, committed amounts do not necessarily

Floridian Financial Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in thousands, except per share amounts)

Note 13.	Commitments and Contingencies (Continued)

represent future liquidity requirements. The amount of collateral obtained, if any, is based on management’s credit evaluation in the same manner as though an immediate credit extension were to be granted.

Stand-by letters of credit are conditional commitments issued by the Bank guaranteeing the performance of a customer to a third party. The decision whether to guarantee such performance and the extent of collateral requirements are made considering the same factors as are considered in credit extension. Stand-by letters of credit totaling $1,600 and $0 are Outstanding as of December 31 2008 and 2007, respectively.

Lines of credit: At December 31, 2008 and 2007, the Bank has unsecured federal funds lines of credit of $21,000 and $9,300, respectively, available from its correspondent banks. There were no draws under these lines during 2007.

Note 14.	Share-Based Compensation

The boards of directors and shareholders have approved a stock option plan permitting the granting of options to acquire up to 1,250,000 shares of the Company’s common stock to employees, directors and consultants.

The Company adopted FAS 123-R effective January 1, 2006. The fair value of options granted during the year ended 2008 has been estimated on the date of grant, using the Black-Sholes option pricing model, under the following assumptions:

Risk-free interest rate	2.6-3.7%
Expected life in years	4.0-7.0
Expected dividend yield	—
Expected stock volatility	10.00%

Average grant-date fair value of options issued during the year – per option	$1.26-3.05

The Company, as a result of the merger with Orange Bank, assumed the outstanding options granted by Orange Bank in prior periods totaling 407,199 options after adjusting for the exchange ratio. Further, the Company granted an additional 175,000 options.

Share-based compensation included in the consolidated Statements of Operations is $138 and $44 in 2008 and 2007, respectively.

The Company uses the guidance provided by the SEC’s Staff Accounting Bulletin No. 107 to estimate the expected life of options. Since there is no active market for the Company’s stock, expected volatility was estimated based on the historical volatility experience of other de novo banks in Central Florida.

Options granted vest over five years. The exercise price of these options is the deemed fair value of the underlying stock on the date of grant. Any options not exercised expire ten years after their date of grant.

Option activity during 2008 and 2007 is as follows:

	2008		2007

	Number	Avg. Price	Number	Avg. Price

Options outstanding beginning of year	259,750	$10.00	259,750	$10.00
Assumed in merger with Orange Bank after adjustment for exchange ratio	407,199	9.83	—
Forfeited	(11,148)	9.96	—
Exercised	(940)	9.58
Granted	175,000	12.43	—	—

Options outstanding end of year	829,861	10.43	259,750	10.00

Exercisable at end of year	583,134	$9.85	84,150	$10.00

Floridian Financial Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in thousands, except per share amounts)

Note 14.	Share-Based Compensation (Continued)

Information pertaining to options outstanding at December 31, 2008 is as follows:

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$9.58 - $11.00	661,861	8.1 Years	$9.91	583,134	$9.85
$11.01 - $12.50	168,000	10 Years	12.50	—	—

Outstanding at end of year	829,861	8.5 Years	$10.43	583,134	$9.85

	Number of Shares	Weighted Average Grant Date Fair Value

Nonvested options, December 31, 2007	175,600	$3.31
Granted	175,000	3.01
Vested	(194,159)	3.05
Nonvested assumed in Orange Bank merger	101,434	1.74
Forfeited	(11,148)	3.54

Nonvested options, December 31, 2008	246,727	2.64

The remaining average contractual life for options outstanding and for those exercisable at December 31, 2008 is:

Average Years

Outstanding	8.50
Exercisable	7.00

At December 31, 2008, there is approximately $653 of unrecognized compensation expense relating to nonvested options at that date. This amount will be recognized in expense ratably as these options vest over a weighted average period of approximately 27 months.

Note 15.	Concentration of Credit Risk

The current policy of the Company and the Banks is to not engage in the use of interest-rate swaps, futures, or option contracts.

Practically all of the Banks’ loans, commitments, and standby letters of credit have been granted to customers in the Banks’ market areas. Although the Banks have a diversified loan portfolio, the ability of their debtors to honor their contracts is dependent on the economic conditions of the counties surrounding the Banks. The concentration of credit by type of loan is set forth in Note 5.

Note 16.	Regulatory Capital Matters

The Company (on a consolidated basis) and Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks’ assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the

Floridian Financial Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in thousands, except per share amounts)

Note 16.	Regulatory Capital Matters (Continued)

regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Banks to maintain minimum amounts and ratios (set forth in the table on the following page) of total and Tier I capital (as defined in the regulations), to risk-weighted assets (as defined), and Tier 1 capital (as defined), to average assets (as defined). Management believes, as of December 31, 2008 and 2007, that the Company and Banks meet all capital adequacy requirements to which they are subject.

At December 31, 2008 the Company and its banking subsidiaries exceeded all regulatory capital measures to be adequately capitalized. Further, the Company and its banking subsidiaries satisfied all the criteria to be well capitalized under the regulatory framework for prompt corrective action except for Orange Bank’s Total Capital (to risk weighted assets) which was 9.8% versus the regulatory 10% well capitalized criteria. In February 2009, the Company contributed an additional $3,500 in capital to Orange Bank to qualify Orange as well capitalized for all regulatory measures. To be categorized as well capitalized, the Company and the Banks must maintain minimum total risk-based, Tier 1 risk based, and Tier 1 leverage ratios as set forth in the following table.

	Actual		Minimum Amount and Ratio to Remain Well Capitalized

	Amount	Ratio	Amount	Ratio
As of December 31, 2008:
Total capital (to risk-weighted assets)
Consolidated	$63,369	18.9%	$33,525	10.0%
Floridian Bank	$15,160	14.6%	$10,362	10.0%
Orange Bank of Florida	$22,140	9.8%	$22,623	10.0%

Tier 1 capital (to risk-weighted assets)
Consolidated	$59,155	17.7%	$20,115	6.0%
Floridian Bank	$13,849	13.4%	$6,217	6.0%
Orange Bank of Florida	$19,304	8.5%	$13,574	6.0%

Tier 1 capital (to average assets)
Consolidated	$59,155	15.4%	$19,212	5.0%
Floridian Bank	$13,849	12.9%	$5,387	5.0%
Orange Bank of Florida	$19,304	7.6%	$12,648	5.0%

As of December 31, 2007 (Floridian Bank Only):
Total capital (to risk-weighted assets)	$16,960	26.3%	$6,439	10.0%

Tier 1 capital (to risk-weighted assets)	$16,235	25.2%	$3,863	6.0%

Tier 1 capital (to average assets)	$16,235	24.3%	$3,344	5.0%

Pursuant to its initial regulatory approvals, Floridian Bank is required to maintain a minimum Tier 1 capital to average assets ratio of 8% for its first three years of operations.

The payment of dividends by a Florida state bank is subject to various restrictions set forth in the Florida Financial Institutions Code. Such restrictions generally limit dividends to an amount not exceeding net income for the current and two preceding years, less any dividends paid during that period. Accordingly, management does not expect the payment of dividends at any time in the near future. Since the Company is dependent upon the Bank’s ability to pay dividends, the Company is, in effect, similarly restricted as to its ability to pay dividends.

Note 17.	Fair Values of Financial Instruments

Effective January 1, 2008, we adopted the provisions of SFAS No. 157 for financial assets and financial liabilities. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The application of SFAS 157 in situations where

Floridian Financial Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in thousands, except per share amounts)

Note 17.	Fair Values of Financial Instruments (Continued)

the market for a financial asset is not active was clarified by the issuance of FSP No. SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active,” (FSP 157-3) in October 2008.

FSP 157-3 became effective immediately and did not significantly impact the methods by which the Company determines the fair values of its financial assets.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

SFAS 157 requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert expected future amounts, such as cash flows or earnings, to a single present value amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, SFAS 157 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to all of the Company’s financial assets and financial liabilities carried at fair value effective January 1, 2008.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality, the Company’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. Our valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or

Floridian Financial Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in thousands, except per share amounts)

Note 17.	Fair Values of Financial Instruments (Continued)

assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Financial Instruments Recorded at Fair Value on a Recurring Basis

The following table sets forth the Company’s assets and liabilities which are carried at fair value on a recurring basis as of December 31, 2008, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Quoted Prices in Active Markets for Identical Assets Level I	Significant Other Observable Inputs Level II	Significant Unobservable Inputs Level III	Total at Fair Value

Assets
Securities available for sale	$—	$43,916	$—	$43,916

Financial Instruments Recorded at Fair Value on a Nonrecurring Basis

Impaired Loans: Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually, impaired, management measures impairment in accordance with SFAS 114, “Accounting by Creditors for Impairment of a Loan,” (SFAS 114). The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2008, substantially all of the total impaired loans were evaluated based on the fair value of the collateral. In accordance with SFAS 157, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. Collateral values are estimated using Level 3 inputs based on customized discounting criteria.

The Company may be required, from time to time, to measure certain financial assets and financial liabilities at fair value on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period.

The fair values of assets measured at fair value on a nonrecurring basis are as follows at December 31, 2008:

	Quoted Prices in Active Markets for Identical Assets Level I	Signifiant Other Observable Inputs Level II	Significant Unobservable Inputs Level III

Impaired loans	$—	$—	$6,157

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and due from banks, interest-bearing demand deposits in other banks, and federal funds sold: Due to the short-term nature of these instruments, fair values approximate their carrying amounts.

Investment Securities: The fair values of investment securities are determined by quoted prices in active markets, when available. If quoted market prices are not available, the fair value is determined by a matrix pricing, which is a mathematical technique, widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for all other loans (for example, commercial, commercial real estate,

Floridian Financial Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in thousands, except per share amounts)

Note 17.	Fair Values of Financial Instruments (Continued)

residential real estate, and consumer loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Accrued interest receivable and accrued interest payable: The fair values of accrued interest receivable and accrued interest payable approximate their carrying amounts.

Deposits: The fair value of demand deposits, including non-interest-bearing demand deposits, savings accounts, NOW accounts and money market demand accounts, is equal to their carrying value. Fixed rate term deposits are valued using discounted cash flows. The discount rate used is based on interest rates currently being offered on comparable deposits as to amount and term.

Short-term borrowings: The carrying amounts of federal funds purchased in the amount of $11,526 and borrowings under repurchase agreements maturing in the amount of $7,211 within 90 days approximate their fair values.

Off-balance-sheet instruments: Loan commitments and letters of credit are negotiated at current market rates and are relatively short-term in nature. Therefore, their estimated fair value approximates the fees charged and is nominal at December 31, 2008 and 2007.

Following is a summary of the carrying amounts and approximate fair values of the Company’s financial instruments at December 31, 2008. The fair value estimates presented are based on pertinent information available to management as of December 31, 2008. Although management is not aware of any factors that would significantly affect the estimated fair values, they have not been comprehensively revalued for purposes of these financial statements since the statement of financial condition date and therefore, current estimates of fair value may differ significantly from the amounts disclosed.

	2008

	Carrying Amount	Estimated Fair Value

Financial assets:
Cash and due from banks	$17,603	$17,603
Federal funds sold	150	150
Securities held to maturity	12,464	12,621
Available-for-sale securities	43,916	43,916
Loans, net	282,740	281,315
Accrued interest receivable	1,544	1,544

Financial liabilities:
Deposits	307,668	307,720
Short-term borrowings	18,737	18,737
Accrued interest payable	166	166

Floridian Financial Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(Dollars in thousands, except per share amounts)

Note 18.	Floridian Financial Group, Inc. (Parent Company-Only) Financial Information

	2008	2007

Condensed Balance Sheets
Assets
Cash and cash equivalents	$5,207	$212
Securities available for sale	17,806	—
Investment in subsidiary	34,666	16,258
Other assets	3,247	15

Total assets	$60,926	$16,485

Liabilities
Other liabilities	$212	$73
Shareholders’ equity	60,714	16,412

Total liabilities and shareholders’ equity	$60,926	$16,485

Condensed Statements of Operations
Interest income	$362	$8
Noninterest income	291	—
Expenses:
Other operating expenses	971	7

Income before income tax and recognition of net loss of subsidiary	(318)	1
Income tax	107	—

Income before recognition of net loss of subsidiary	(211)	1
Recognition of net loss of subsidiaries	(5,902)	(382)

Net loss	$(6,113)	$(381)

Condensed Statements of Cash Flows
Operating activities

Net loss	$(6,113)	$(381)

Adjustments to reconcile net loss to cash provided by operating activities:
Recognition of net loss of subsidiary	5,902	382
Other accounts – net	3,232	(15)

Net cash provided by (used in) operating activities	3,021	(14)
Financing Activities
Proceeds from issuance of common stock	30,201	33
Investing Activities
Purchase of securities available for sale	17,806	—
Investment in subsidiary	(46,033)	—

Net increase in cash and cash equivalents	4,995	19
Cash and cash equivalents
Beginning	212	192

Ending	$5,207	$211

Orange Bank of Florida

Financial Report
12.31.2007

McGladrey & Pullen, LLP is a member firm of RSM International, an affiliation of separate and independent legal entities.

Independent Auditor’s Report

To the Shareholders
Orange Bank of Florida
Orlando, Florida

We have audited the accompanying balance sheet of Orange Bank of Florida as of December 31, 2007, and the related statements of income, changes in shareholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orange Bank of Florida as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Orlando, Florida
February 24, 2009

McGladrey & Pullen, LLP is a member firm of RSM International, an affiliation of separate and independent legal entities.

Orange Bank of Florida

Balance Sheet
December 31, 2007
(Dollars in Thousands)

Assets

Cash and Due From Banks	$2,074
Interest - Bearing Demand Deposits in Other Banks	3,000
Federal Funds Sold	19,450

Total cash and cash equivalents	24,524

Securities Available for Sale	24,464
Loans, net	97,282
Property and Equipment, net	8,589
Deferred Income Tax	511
Other Assets	1,233

Total assets	$156,603

Liabilities and Shareholders’ Equity
Deposits:
Noninterest - bearing demand	$14,515
Savings, NOW and money market	54,224
Time deposits under $100,000	21,656
Time, $100,000 and over	47,260

Total deposits	137,655

Other Liabilities	311

Total liabilities	137,966

Commitments and Contingencies (Note 6 and 10)

Shareholders’ Equity
Common stock, $5 par value, 3,000,000 shares authorized; 1,900,000 shares issued and outstanding	9,500
Additional paid-in capital	9,538
Retained deficit	(555)
Accumulated other comprehensive income	154

Total shareholders’ equity	18,637

Total liabilities and shareholders’ equity	$156,603

See Notes to Financial Statements.

Orange Bank of Florida

Statement of Income
Year Ended December 31, 2007
(Dollars in Thousands)

Interest income:
Interest and fees on loans	$7,249
Interest on federal funds sold	1,185
Interest on securities available for sale	691
Interest on demand deposits in other banks	206

Total interest income	9,331

Interest expense:
Interest on deposits	4,243

Net interest income	5,088

Provision for loan losses	313

Net interest income after provision for loan losses	4,775

Noninterest income:
Service charges and fees	87
Other	64

Total noninterest income	151

Noninterest expense:
Salaries and employee benefits	2,588
Occupancy expenses	619
Equipment expenses	354
Other operating expenses	1,205

Total noninterest expense	4,766

Income before income taxes	160

Provision for income tax	93

Net income	$67

See Notes to Financial Statements.

Orange Bank of Florida

Statement of Changes in Shareholders’ Equity
Year Ended December 31, 2007
(Dollars in Thousands)

					Accumulated Other Comprehensive Income
	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)		Total Shareholders’ Equity

	Shares	Amount

Balance at December 31, 2006	1,900,000	$9,500	$9,518	$(622)	$3	$18,399
Comprehensive income:
Net income	—	—	—	67	—	67
Other comprehensive income:
Unrealized gain on securities available for sale, net of tax effect of $94	—	—	—	—	151	151

Total comprehensive income						218
Share-based compensation	—	—	20	—	—	20

Balance at December 31, 2007	1,900,000	$9,500	$9,538	$(555)	$154	$18,637

See Notes to Financial Statements.

Orange Bank of Florida

Statement of Cash Flows
Year Ended December 31, 2008
(Dollars in Thousands)

Cash Flows From Operating Activities
Net income	$67
Adjustments to reconcile net income to net cash used in operating activities:
Deferred tax benefit	(81)
Provision for loan losses	313
Depreciation and amortization	303
Accretion of securities available for sale	(22)
Share-based compensation	20
Changes in year-end balances of:
Interest receivable	(271)
Interest payable	71
Other accounts, net	(519)

Net cash used in operating activities	(119)

Cash Flows From Investing Activities
Purchase of securities available for sale	(22,088)
Principal collections of securities available for sale	831
Net funding of loans	(24,038)
Acquisition of property and equipment, net	(6,978)

Net cash used in investing activities	(52,273)

Cash Flows From Financing Activities
Net increase in deposits	56,343

Net cash provided by financing activities	56,343

Net increase in cash and cash equivalents	3,951

Cash and cash equivalents:
Beginning	20,573

Ending	$24,524

Supplemental Disclosure of Cash Flow Information
Interest paid	$4,172

Income tax paid	$322

See Notes to Financial Statements.

Orange Bank of Florida

Notes to Financial Statements

Note 1.	Nature of Organization and Significant Accounting Policies

Nature of organization: Orange Bank of Florida (the “Bank”) is a state-chartered, federally-insured full service commercial banking institution with its headquarters in Orlando, Florida. The Bank operates from its main office and branch offices in the Orlando area and Crystal River, Florida.

A summary of the Bank’s significant accounting policies follows:

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the fair value of financial instruments. Actual results could differ from those estimates.

Cash and cash equivalents and cash flows: The Bank has defined as cash equivalents those highly-liquid instruments purchased with an original maturity of 90 days or less, which include cash on hand, amounts due from banks and federal funds sold. For purposes of reporting cash flows, loans and deposits are reported net.

Investment securities: The Bank classifies its investments in securities as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses, net of the related deferred income tax effect, included in accumulated other comprehensive income (loss) in shareholders’ equity. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In determining whether other-than-temporary impairment exists, management considers many factors, including: (1) the length of time and the extent to which the fair value has been less than cost, (2) the credit quality of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains or losses from the sale or redemption of securities are recorded on the trade date and are determined using the specific identification method.

Comprehensive income: The Bank reports comprehensive income in addition to its net income or loss. Comprehensive income is comprised of net income or loss and items of “other comprehensive income.” The Bank’s only other comprehensive income at December 31, 2007 is the unrealized gain on its securities available for sale portfolio.

Loans and allowance for loan losses: Loans are stated at the amount of unpaid principal, adjusted by the net of deferred loan fees and costs and an allowance for loan losses. Interest income is generally recognized on the accrual basis using the interest method. Loan origination fees and direct loan origination costs are deferred and amortized over the terms of the related loans as an adjustment to interest income using the effective yield method. Accrual of interest is discontinued on a loan when principal or interest is delinquent for more than 90 days, unless the loan is adequately secured and in the process of collection, or when management believes that the borrower’s financial condition is such that collection of interest is unlikely. Delinquency status is determined based on the contractual terms of the loans. When a loan is placed on non-accrual status, any interest accrued is reversed against interest income. Collection of interest while the loan is on nonaccrual status is generally recognized as income on a cash basis unless collection of principal is doubtful, in which case cash collections are applied to unpaid principal. Loans are returned to accrual status when all principal and interest contractually due are brought current and future payments are reasonably assured.

The allowance for loan losses is established through a provision for loan losses charged against earnings. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans, industry historical loss experience, and other factors.

Orange Bank of Florida

Notes to Financial Statements

Note 1.	Nature of Organization and Significant Accounting Policies (Continued)

Management, considering current information and events regarding borrowers’ ability to repay their obligations, considers a loan to be impaired when it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. In determining loan impairment, management reviews the payment history, the change in market values of the collateral associated with the loan, and current economic and market conditions. The customer review includes financial statements, availability of additional collateral and level of customer cooperation. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. Impairment of loans that are to be foreclosed is measured based on the fair value of the collateral. Impairment losses are included in the allowance for loan losses through a charge to the provision. Large groups of smaller balance homogenous loans such as consumer and residential mortgage loans are collectively evaluated for impairment.

Property and equipment: Property and equipment are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets, or the remaining lease terms for leasehold improvements, if shorter. These lives are summarized as follows:

Estimated Useful Lives (in Years)

Buildings	30 – 40
Leasehold improvements	15 – 35
Furniture and equipment	4 – 10

Maintenance and repairs are charged to earnings, and improvements and additions are capitalized. 7

Income taxes: Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss or tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the amounts of assets and liabilities recorded for income tax and financial reporting purposes. Deferred tax assets are reduced by a valuation allowance when management determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Share-based compensation: The Bank has a stock option plan for its employees and for its directors, as more fully described in Note 12 to these financial statements. The Bank is required to recognize compensation cost relating to share-based payment transactions, based on the fair value of the equity or liability instruments issued, in its financial statements. The Bank measures the cost of employee services received in exchange for stock options based on the grant-date fair value of the award, and recognizes the cost over the period the employee is required to provide services for the award.

The fair value of options granted during the year ended 2007 is estimated on the date of grant, using the Black-Scholes option pricing model, under the following assumptions:

Risk-free interest rate	4.59%
Expected life in years	6.50%
Expected dividend yield	0.00%
Expected stock volatility	10.0%

Average grant-date fair value of options issued during the year - per option	$4.59

The Bank has used the guidance provided by the SEC’s Staff Accounting Bulletin No. 107 to estimate the expected life of options granted in 2007. Also, since there is no active market for the Bank’s stock, expected volatility has been estimated based on the historical volatility experience of other denovo banks in central Florida.

Orange Bank of Florida

Notes to Financial Statements

Note 1.	Nature of Organization and Significant Accounting Policies (Continued)

Other: The Bank follows the policy of expensing advertising costs as incurred. Advertising and business development costs charged to operations during 2007 were approximately $49,000.

Fair value of financial instruments: The Company discloses fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Fair values are based on quoted market prices where available. In cases where quoted market prices are not available, fair values are based on estimates using discounted cash flow or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument.

Recent accounting pronouncements: In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 157 Fair Value Measurements (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value, and expands current requirements for disclosures about fair value measurements. FAS 157 will be effective for the fiscal year beginning January 1, 2008 for the Bank. Management does not anticipate that adoption of FAS 157 will have a material impact on the fair value measurements included in the financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159 The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FAS 115 (“FAS 159”). FAS 159 allows entities to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis. FAS 159 will be effective for the fiscal year beginning January 1, 2008 for the Bank. Presently, management does not anticipate applying the fair value option to any of the Bank’s financial assets or liabilities.

In July 2006, the FASB issued Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprises financial statements in accordance with Statement No.109 “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Bank has elected this deferral and accordingly will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to the adoption of FIN 48, the Bank will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement No. 5, Accounting for Contingencies. FAS 5. requires the Bank to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact of FIN 48 on its financial position and results of operations and has not yet determined if the adoption of FIN 48 will have a material effect on its financial statements.

Note 2.	Securities

Amortized cost and estimated fair value of securities available for sale is as follows (in thousands):

	U.S. Government Agencies	Mortgage-Backed Securities	Total

December 31, 2007
Amortized cost	$11,006	$13,210	$24,216
Gross unrealized:
Gains	265	52	317
Losses	—	(69)	(69)

Estimated fair value	$11,271	$13,193	$24,464

Orange Bank of Florida

Notes to Financial Statements

Note 2.	Securities (Continued)

Information pertaining to securities with gross unrealized losses at December 31, 2007 aggregated by investment category and length of time that individual securities have been in a continuous loss position, are as follows (in thousands):

	Less than 12 months		12 months or more

	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value

December 31, 2007
Debt securities:
U.S. Government Agencies	$—	$—	$—	$—
Mortgage-backed	(57)	7,682	(12)	1,892

	$(57)	$7,682	$(12)	$1,892

At December 31, 2007, the Bank had four debt securities with unrealized losses. Management believes these unrealized losses relate to changes in interest rates. Management also believes the Bank has the ability to hold these securities until maturity, or for the foreseeable future, and therefore no declines are deemed to be other than temporary.

The amortized cost and estimated fair value of all debt securities held at December 31, 2007, by contractual maturity, are shown below (in thousands):

	Amortized Cost	Estimated Fair Value

After 5 years through 10 years	$2,000	$2,084
After 10 years	9,006	9,187
Mortgage-backed securities	13,210	13,193

	$24,216	$24,464

Mortgage-backed securities are excluded from the maturity categories above because they are not due at a single maturity date and may mature earlier than their contractual maturities because of prepayments. The weighted average life for mortgage-backed securities held at December 31, 2007 is approximately six years.

There were no sales of securities during the years ended December 31, 2007.

Securities with a carrying amount of approximately $4.5 million at December 31, 2007 are pledged to secure certain public deposits.

Note 3.	Loans and Allowance for Loan Losses

The composition of loans at December 31, 2007 is as follows (in thousands):

Commercial	$18,219
Commercial real estate	67,829
Residential real estate	3,502
Installment and consumer lines	9,055

Total loans	98,605
Less:
Allowance for loan losses	(1,246)
Deferred loan fees	(77)

Loans, net	$97,282

Activity in allowance for loan losses during 2007 is as follows (in thousands):

Beginning balance	$933
Provision	313
Net charge-offs	—

Ending balance	$1,246

Orange Bank of Florida

Notes to Financial Statements

Note 3.	Loans and Allowance for Loan Losses (Continued)

The bank has one non-accrual loan of $1,059,000 at December 31, 2007. This loan is not considered to be impaired. In March 2008, this loan was paid in full.

Note 4.	Property and Equipment

The components of property and equipment, and the aggregate related accumulated depreciation and amortization at December 31, 2007 is as follows (in thousands):

Land	$1,755
Buildings and land improvements	5,316
Leasehold improvements	568
Furniture and equipment	1,448
Construction in progress	80

9,167
Less: accumulated depreciation and amortization	(578)

$8,589

Depreciation and amortization expensed during 2007 was $303,000.

Note 5.	Deposits

At December 31, 2007, the scheduled maturities of time certificates of deposit are as follows (in thousands):

2008	$68,017
2009	820
2010	79

Note 6.	Operating Leases

The Bank leases four branch facilities under non-cancellable leases. Three of the leases have 10 year terms with no renewals and the fourth lease has a term of 25 years with no renewal periods. The Bank also has a 30 year non-cancellable land lease with two ten year renewal options. All of the leases require sales tax, certain executory costs and CPI adjustments over and above the base rent.

Approximate future minimum base lease payments due under the noncancellable leases for the five years after 2007 are as follows (in thousands):

2008	$514
2009	525
2010	538
2011	551
2012	570
Thereafter	3,443

$6,141

The total charge to earnings under all operating leases was $412,000 during 2007.

Orange Bank of Florida

Notes to Financial Statements

Note 7.	Other Operating Expenses

The components of other operating expenses during 2007 are as follows (in thousands):

Data and item processing	$331
Courier	90
Travel and meetings	76
Insurance	74
Telephone and communications	70
FDIC assessment	68
Auditing and accounting	64
Stationary and supplies	62
Directors fees	52
Marketing and business development	49
Legal and professional services	24
All other	245

$1,205

Note 8.	Loans to Related Parties

The Bank periodically makes loans in the ordinary course of business to certain officers, directors, and their affiliates. The balance outstanding under these loans at December 31, 2007 was $4,540,000.

Note 9.	Income Taxes

Components of income tax (benefit) for 2007 are as follows (in thousands):

	Current	Deferred	Total

Federal	$148	$(69)	$79
State	26	(12)	14

	$174	$(81)	$93

The difference in the income tax expected using the Federal statutory rate of 34% and the actual income tax provision is attributable to the following as of December 31, 2007 (in thousands):

	Amount	Rate

Income before tax	$160	N/A

Expected income tax	$54	34.0%
Non-deductible expenses	21	13.0%
Share-based compensation	7	4.3%
State income tax, net of federal tax	9	5.4%
Other	2	1.2%

	$93	57.9%

The more significant temporary differences, and the related deferred tax assets and liabilities at December 31, are as follows (in thousands):

Temporary differences:
Deferred tax on deductible differences:
Pre-opening and organizational costs	$208
Loan loss reserve	412

620

Deferred tax on taxable differences:
Unrealized gain on securities	94
Property and equipment basis difference	15

109

Net asset included in financial statements	$511

The Bank has determined that no valuation allowance is needed on its deferred tax asset as of December 31, 2007.

Orange Bank of Florida

Notes to Financial Statements

Note 10.	Commitments and Contingencies

Financial instruments with off-balance-sheet risk: The financial statements do not reflect various commitments and contingent liabilities that arise in the normal course of business to meet the financing needs of customers. These include commitments to extend credit and stand-by letters of credit. These instruments involve, to varying degrees, elements of credit, interest rate and liquidity risks in excess of amounts reflected in the balance sheets. The extent of the Bank’s involvement in these commitments or contingent liabilities is expressed by the contractual, or notional, amounts of the instruments.

Commitments to extend credit, which amount to approximately $28.6 million at December 31, 2007, represent legally binding agreements to lend to customers with fixed expiration dates or other termination clauses. Since many commitments are expected to expire without being funded, committed amounts do not necessarily represent future liquidity requirements. The amount of collateral obtained, if any, is based on management’s credit evaluation in the same manner as though an immediate credit extension were to be granted.

Stand-by letters of credit are conditional commitments issued by the Bank guaranteeing the performance of a customer to a third party. The decision whether to guarantee such performance and the extent of collateral requirements are made considering the same factors as are considered in credit extension. At December 31, 2007, the Bank had outstanding stand-by letters of credit of approximately $1.1 million.

Accounting standards require guarantors to recognize, at the inception of a guarantee, a liability in an amount equal to the fair value of the obligation undertaken in issuing the guarantee. They further require certain disclosures about the maximum potential payments that might be required, as well as the collateral or other recourse obtainable. For the Company, the fair value of the liability related to guarantees outstanding at December 31, 2007 is not significant.

The Bank expects no significant losses to be realized in the performance of its obligations under any of the above instruments.

Concentrations of credit risk: The Bank originates residential and commercial real estate loans, agricultural loans, and other consumer and commercial loans primarily in its Orange and Citrus County market areas. In addition, the Bank may participate in loans originated by other banks or sell loans it originates to other banks. Although the Bank has a diversified loan portfolio, a substantial portion of its borrowers ability to repay their loans is dependent upon economic conditions in the market areas of its borrowers.

Line of credit: At December 31, 2007, the Bank has unsecured federal funds lines of credit of $10,400,000 available from three correspondent banks. The Bank did not utilize these lines during 2007.

Note 11.	Dividend Restrictions

The payment of dividends by a state bank is subject to various restrictions set forth in the State Banking Code. Such restrictions generally limit dividends to an amount not exceeding net income for the current and two preceding years, less any dividends paid during that period. Accordingly, management does not expect the payment of dividends at any time in the near future.

Note 12.	Share-Based Compensation

As referenced in Note 1, the Bank’s board of directors and shareholders have approved two stock option plans permitting the granting of options to acquire up to 304,000 shares of the Bank’s common stock to selected officers and employees, and up to 114,000 shares to the Bank’s directors.

Options granted under both plans are exercisable to the extent of 20% during each of the first through the fifth year after grant. The exercise price of these options is the deemed fair value of the underlying stock on the date of grant. Any options not exercised expire ten years after their date of grant.

Orange Bank of Florida

Notes to Financial Statements

Note 12.	Share-Based Compensation (Continued)

Officer and employee plan: Option activity in the officer and employee plan during 2007 is as follows:

	Number	Average Price

Options outstanding beginning of year	176,500	$10.00
Granted	99,000	$10.92
Exercised	—	$—
Forfeited	(9,500)	$10.00

Options outstanding end of year	266,000	$10.34

Exercisable at end of year	112,000	$10.17

Director plan: Option activity in the director plan during 2007 is as follows:

	Number	Average Price

Options outstanding beginning of year	76,000	$10.00
Granted	38,000	$10.00
Exercised	—	$—

Options outstanding end of year	114,000	$10.00

Exercisable at end of year	53,200	$10.00

The remaining average contractual life at December 31, 2007 for options under both plans that are outstanding, and for those that are exercisable, is:

Average Years

Outstanding	8.2
Exercisable	7.8

Share-based compensation included in the statement of operations in 2007 is $20,000. Expensing of the effect of options issued before December 31, 2005 but not vesting until 2006 and later years is not required. At December 31, 2007, there is approximately $591,000 of unrecognized compensation expense relating to nonvested options at that date. This amount will be recognized over a weighted average period of 3.27 years.

During the year ended December 31, 2007, 77,900 options vested with a weighted average grant date fair value of $4.25.

Note 13.	Regulatory Capital Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. If such minimum amounts and ratios are met, the Bank is considered “adequately capitalized.” If a bank exceeds the requirements of “adequately capitalized,” and meets even more stringent minimum standards, it is considered “well capitalized.” Management believes as of December 31, 2007, the Bank meets all capital adequacy requirements to which it is subject.

Orange Bank of Florida

Notes to Financial Statements

Note 13.	Regulatory Capital Matters (Continued)

As of December 31, 2007, the most recent notification from the Bank’s regulators categorized the Bank as “Well Capitalized” under the regulatory framework for prompt corrective action. To be categorized as “Well Capitalized” the Bank must maintain minimum total risk based, Tier I risk based and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the institution’s category.

The Bank’s actual capital amounts and ratios are presented in the following table (dollars in thousands):

					To be Well Capitalized Under Prompt Corrective Action Provisions
			Required for Capital

	Actual		Adequacy Purposes

	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2007:
Total capital (to risk-weighted assets)	$19,240	15.50%	$9,933	8.00%	$12,416	10.00%

Tier 1 Capital (to risk-weighted assets)	$17,994	14.49%	$4,966	4.00%	$7,450	6.00%

Tier 1 Capital (to average assets)	$17,994	11.59%	$6,213	4.00%	$7,766	5.00%

Note 14.	Fair Value of Financial Instruments

The estimated fair values of financial instruments have been determined by the Bank’s management using available market information and other valuation methods such as discounted future cash flows. Considerable judgment is required to interpret market data in developing the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Bank could realize in a current market exchange. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts. Furthermore, the Bank does not intend to dispose of a significant portion of its financial instruments and, thus, any aggregate unrealized gains or losses should not be interpreted as a forecast of future earnings and cash flows.

Disclosure of fair value estimates is not required for nonfinancial assets and liabilities, such as fixed assets, intangibles and anticipated future business, and for certain financial instruments, such as leases. As a result, the following fair values are not comprehensive and therefore do not reflect the underlying value of the Bank.

The fair value estimates presented are based on pertinent information available to management as of December 31, 2007. Such amounts have not been comprehensively revalued for purposes of these financial statements since those dates and therefore, current estimates of fair value may differ significantly from the amounts presented.

The following methods and assumptions were used in estimating the fair values of financial instruments:

Cash and due from banks, interest-bearing demand deposits in other banks and federal fund sold – The carrying amounts reported in the balance sheet approximate fair value due to the short-term nature of these instruments.

Investment securities – Fair values are based on quoted market prices, dealer quotes and quotes from independent pricing services.

Loans – The fair value is based on current interest rates the bank offered for loans of similar credit risk and maturities.

Deposits – The fair value of demand deposits, savings accounts and money market deposit accounts is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is based on rates currently offered by the bank for deposits of similar remaining maturities.

Accrued interest receivable and payable – The carrying amounts reported in other assets and other liabilities on the face of the balance sheet approximate fair value.

Off-balance sheet instruments – Fair values of lending commitments are based on fees currently charged to enter into similar agreements. The fair value of such commitments is nominal.

Orange Bank of Florida

Notes to Financial Statements

Note 14.	Fair Value of Financial Instruments (Continued)

The carrying value and estimated fair value of financial instruments at December 31, 2007 are as follows (in thousands):

	Carrying Value	Estimated Fair Value

Financial assets:
Federal funds sold	$19,450	$19,450
Securities available for sale	24,464	24,264
Loans, net	97,282	97,359
Accrued interest receivable	651	651

Financial liabilities:
Deposits	$137,655	$138,052
Accrued interest payable	202	202

Off balance sheet financial instruments Commitments to extend credit	$—	$—

Note 15.	Merger Agreement and Subsequent Event

In October 2007, the Bank signed a Definitive Agreement (the Agreement) with Floridian Financial Group, Inc. (Floridian) under which the two parties agreed to combine their resources in a merger of equals. Under the Agreement, the Bank became a wholly-owned subsidiary of Floridian, and the former shareholders of the Bank became shareholders of Floridian. As stipulated by the Agreement, each shareholder of Orange received 1.04 shares of Floridian’s common stock. The merger transaction was finalized on March 31, 2008.

The following reflects the financial position of the combined entities on March 31, 2008, when the merger transaction was completed (in thousands):

	Floridian	Orange	Adjustments	Consolidated

Cash and due from banks	$4,951	$10,721	$—	$15,672
Earning assets	75,136	174,576	—	249,712
Other assets	6,058	8,897	—	14,955
Goodwill and intangible assets	—	—	1,999	1,999

Total assets	$86,145	$194,194	$1,999	$282,338

Deposits	$69,864	$176,060	$—	$245,924
Other liabilities	113	349	—	462

Total liabilities	69,977	176,409	—	246,386

Shareholders’ equity	16,168	17,785	1,999	35,952

Total liabilities and shareholders’ equity	$86,145	$194,194	$1,999	$282,338

The merger is expected to create opportunities to reduce costs through the efficiencies of scale, reduction of duplicative functions and other means, while increasing the footprint of the combined companies to more effectively serve a broader customer base. Partially offsetting these economies will be the amortization of a core deposit intangible asset resulting from the merger. This intangible asset will be determined as of the effective date. The difference in the total intangible and the core deposit intangible will be recorded as goodwill.

EXHIBIT INDEX

Exhibit No.	Description

2.1	Plan of Merger and Merger Agreement, by and between Orange Bank of Florida and Floridian Financial Group, Inc., dated as of October 31, 2007†

3.1	Articles of Incorporation of the Registrant†

3.2	First Amendment to the Articles of Incorporation of the Registrant†

3.3	Bylaws of the Registrant†

3.4	Second Amendment to the Articles of Incorporation of the Registrant

4.1	See Exhibits 3.1, 3.2, and 3.3 for provisions of the Articles of Incorporation and Bylaws of the Registrant defining rights of the holders of common stock of the Registrant

4.2	Floridian Financial Group, Inc. 2008 Stock Option Plan†

4.3	Floridian Financial Group, Inc. Employee Stock Purchase Plan†

10.1	Floridian Financial Group, Inc. 401(k) Plan†

10.2	Form of Stock Option Agreement for the Floridian Financial Group, Inc. 2008 Stock Option Plan for Directors†

10.3	Form of Stock Option Agreement for the Floridian Financial Group, Inc. 2008 Stock Option Plan for Incentive Stock Options†

10.4	Employment Agreement with Charlie W. Brinkley, dated as of October 1, 2007 †

10.5	Employment Agreement with Thomas H. Dargan, dated as of March 20, 2006†

10.6	Employment Agreement with Michael L. McClanahan, dated as of June 1, 2008†

10.7	Salary Continuation Agreement for Charlie W. Brinkley, dated as of July 1, 2008†

10.8	1st Amendment to the Salary Continuation Agreement for Charlie W. Brinkley, dated as of December 18, 2008†

10.9	Operating Agreement by and among Floridian Financial Mortgage LLC, Floridian Financial Group, Inc., and FBC Mortgage, LLC, dated September 5, 2008†

10.10	Employment Agreement with Keith A. Bulko, dated as of March 20, 2006†

16.1	Letter from Osburn, Henning and Company to the Securities and Exchange Commission dated February 27, 2009†

21.1	Subsidiaries of the Registrant†

†	Previously filed.